Exhibit 17(d)


                               20 THORNDAL CIRCLE
                           DARIEN, CONNECTICUT 06820
                                                                    May 14, 1999
Dear Fellow Stockholder:

     You are cordially invited to attend a special meeting ('Special Meeting') of stockholders of Swisher International Group Inc. (the 'Company') to be held on June 14, 1999, at 10:00 a.m. local time, at the Maritime Aquarium at Norwalk, Third Floor, 10 North Water Street, Norwalk, Connecticut.

     At the Special Meeting, you will be asked by the Board of Directors of the Company (the 'Board of Directors') to vote on the merger (the 'Merger') of the Company with and into SIGI Acquisition Corporation ('Newco') pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of December 9, 1998 (the 'Merger Agreement'), among the Company, Newco and Hay Island Holding Corporation ('Hay Island' or the 'Class B Holder'), as more specifically described below. As of the Record Date, as defined in the attached Notice of Special Meeting of Stockholders, the Company's Class A Common Stock, par value $0.01 per share (the 'Class A Shares'), is publicly owned by 64 holders of record (the 'Class A Holders'), and all of the Company's Class B Common Stock, par value $0.01 per share (the 'Class B Shares'), is owned by Hay Island, a holding company. The Class A Shares and the Class B Shares are sometimes collectively referred to herein as the 'Common Shares.'

     If the Merger Agreement and the transactions contemplated thereby are approved, adopted and consummated, the Class A Holders will receive $9.50 in cash, without interest, for each Class A Share owned (the 'Class A Merger Consideration'). The $9.50 per Class A Share price represents a premium of approximately 39% over $6.8125 per share, the closing market price of the Class A Shares on December 9, 1998, which was the last full trading day before the proposed Merger was announced. A special committee formed by the Board of Directors, consisting of an independent director of the Company (the 'Special Committee'), negotiated the $9.50 per Class A Share price, as further described below and in the enclosed Proxy Statement. If the Merger Agreement and the transactions contemplated thereby are approved and consummated, the Class A Holders will have no continuing equity interest in the Company, and the Class B Holder will receive, upon conversion of its Class B Shares, shares of common stock of Newco ('Newco Common Stock') representing all of the outstanding common stock and voting power of Newco (the 'Class B Merger Consideration,' and together with the Class A Merger Consideration, sometimes collectively referred to herein as the 'Merger Consideration'), as more specifically described in the enclosed Proxy Statement. William Ziegler, III, the Company's Chairman of the Board and Chief Executive Officer, controls all of the outstanding capital stock of Hay Island.

     Since a majority of the members of the Board of Directors are either employed by the Company or affiliated with the Class B Holder and, consequently, may be considered to have divided interests in considering the proposed Merger, the Board of Directors formed the Special Committee to negotiate the Class A Merger Consideration and to evaluate the fairness of the Merger to the Class A Holders, other than Hay Island or its affiliates (the 'Unaffiliated Class A Holders').

     The Special Committee has received a written opinion from PaineWebber Incorporated ('PaineWebber'), its financial advisor, that, as of December 9, 1998, the $9.50 per Class A Share merger price was fair, from a financial point of view, to the Unaffiliated Class A Holders. Such opinion is subject to various limitations, qualifications and assumptions described in the opinion, a copy of which accompanies the enclosed Proxy Statement.

     The Board of Directors, taking into account the recommendation of the Special Committee, has unanimously approved, adopted and declared advisable the Merger Agreement and the Merger, subject to approval of the Merger Agreement and the transactions contemplated thereby, as required by the General Corporation Law of Delaware (the 'DGCL'), by the holders of at least a majority of the voting power of the outstanding Common Shares (the 'DGCL Vote Requirement'), and, in addition to the DGCL Vote

Requirement, by holders owning at least a majority of the Class A Shares voting as a separate class in person or by proxy at the Special Meeting (the 'Majority of the Minority Vote Requirement'). As the Class B Holder owns 98% of the voting power of the outstanding Common Shares and has agreed in the Merger Agreement to vote its Class B Shares in favor of the Merger, satisfaction of the DGCL Vote Requirement is assured. The Special Committee believes that the Merger Agreement and the Merger are fair to the Unaffiliated Class A Holders. The Board of Directors believes that the Merger is in the best interests of the Company's stockholders (including the Class A Holders), and unanimously recommends that you vote FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

     The attached Notice of Special Meeting of Stockholders and Proxy Statement explain the proposed Merger and provide specific information concerning the Special Meeting. Please read these materials carefully. In addition, you may obtain information about the Company from documents that the Company has filed with the Securities and Exchange Commission (the 'SEC'), including the Schedule 13E-3 Transaction Statement that has been filed therewith in connection with the Merger.

     If you do not vote in favor of the Merger Agreement and the transactions contemplated thereby, you will have the right to dissent and to seek appraisal of the fair market value of your Class A Shares if the Merger is consummated and you comply with the procedures under Delaware law described on pages C-1 to C-4 of the Proxy Statement.

     Whether or not you plan to attend the Special Meeting, I urge you to complete, sign and promptly return the enclosed proxy card to ensure that your Class A Shares will be voted at the Special Meeting. If you sign, date and return your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the Merger Agreement and the transactions contemplated thereby. You may revoke your proxy at any time before it is voted by submitting to the Secretary of the Company a written revocation or a proxy bearing a later date, or by attending and voting in person at the Special Meeting. Even if you plan to attend the Special Meeting, please complete and return your proxy.

     On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

                                     Sincerely,

                                     William Ziegler, III

                                     Chairman of the Board and
                                     Chief Executive Officer

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION, NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     THIS PROXY STATEMENT, THE NOTICE OF SPECIAL MEETING AND THE PROXY ARE FIRST BEING MAILED TO THE STOCKHOLDERS OF THE COMPANY ON OR ABOUT MAY 14, 1999.

                               20 THORNDAL CIRCLE
                           DARIEN, CONNECTICUT 06820
                          ---------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          ---------------------------

     TO THE OWNERS OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK OF SWISHER INTERNATIONAL GROUP INC.:

     Notice is hereby given that a Special Meeting of Stockholders of Swisher International Group Inc. will be held on June 14, 1999, at 10:00 a.m. local time, at the Maritime Aquarium at Norwalk, Third Floor, 10 North Water Street, Norwalk, Connecticut, for the following purposes:

     1. To consider and act upon a proposal to approve and adopt the Merger Agreement among the Company, Hay Island and Newco, pursuant to which the Company will merge with and into Newco, a wholly-owned subsidiary of the Company that was formed solely to consummate the Merger, and the transactions contemplated thereby. If the Merger Agreement and the transactions contemplated thereby are approved and adopted by the Company's stockholders, and the other conditions to the Merger are satisfied or waived, each Class A Share will be converted into the right to receive $9.50 per share in cash, without interest, and all 28,100,000 outstanding Class B Shares will be converted into 2,810 shares of Newco Common Stock, representing all of the outstanding common stock and voting power of Newco.

     2. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     Any holder of Class A Shares who does not wish to accept the $9.50 per Class A Share price and who does not vote in favor of the Merger Agreement and the transactions contemplated thereby will have the right to have the fair value of his Class A Shares determined by the Delaware Court of Chancery, assuming such holder properly demands appraisal under the DGCL and otherwise perfects his rights thereunder. This appraisal right is subject to a number of restrictions and technical requirements described in the attached Proxy Statement.

     The Board of Directors has fixed the close of business on April 16, 1999 as the record date (the 'Record Date') for determination of the stockholders entitled to notice of and to vote at the Special Meeting or any adjournment thereof. Any stockholder will be permitted to examine a list of holders of record, for any purpose germane to the Special Meeting, during the 10-day period before the Special Meeting, at the Maritime Aquarium at Norwalk, 10 North Water Street, Norwalk, Connecticut. Such list will also be available at the principal executive offices of Swisher International Group Inc. at 20 Thorndal Circle, Darien, Connecticut 06820; telephone number (203) 656-8000.

     Stockholders may vote in person at the Special Meeting or by proxy. The enclosed Proxy Statement, which explains the Merger and the Merger Agreement in detail, and the accompanying proxy card are attached to this notice. Holders of record of Common Shares on the Record Date will be entitled to vote at the Special Meeting or any adjournment thereof with respect to all matters described above. PLEASE SIGN, DATE AND MAIL THE ENCLOSED PROXY PROMPTLY USING THE ENCLOSED, POSTAGE-PAID ENVELOPE.

     THE BOARD OF DIRECTORS, TAKING INTO ACCOUNT THE RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS, HAS APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AND THE MERGER AGREEMENT, AND RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

                                          By Order of the Board of Directors,

                                          Karl H. Ziegler
                                          Secretary

Darien, Connecticut
May 14, 1999

                        SWISHER INTERNATIONAL GROUP INC.

                               20 THORNDAL CIRCLE
                           DARIEN, CONNECTICUT 06820
                          ---------------------------

                                PROXY STATEMENT
                          ---------------------------

                        SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JUNE 14, 1999
                          ---------------------------

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT WILL I RECEIVE IN THE MERGER?

A: Each Class A Holder (other than any Class A Holder who properly perfects his appraisal rights under the DGCL) will be entitled to receive $9.50 in cash, without interest, in exchange for each Class A Share owned. The Class B Holder (all of the capital stock of which is controlled by William Ziegler, III, the Company's Chairman of the Board and Chief Executive Officer) will receive, in exchange for its 28,100,000 Class B Shares, 2,810 shares of Newco Common Stock, representing, after consummation of the Merger, all of the equity interest and voting power of Newco. The Special Committee, formed by the Board of Directors to evaluate the Merger and consisting of Charles H. Mullen, an independent director of the Company, upon consultation with PaineWebber, the Special Committee's financial advisor, negotiated the $9.50 per Class A Share price. Upon consummation of the Merger, the Class A Holders will have no continuing equity interest in the Company.

Q: WHY IS THE BOARD OF DIRECTORS RECOMMENDING THAT I VOTE FOR THE MERGER AND THE
   MERGER AGREEMENT?

A: In the opinion of the Board of Directors, taking into account the recommendation of the Special Committee, the Merger is in the best interests of the Company and all of its stockholders (including the Class A Holders). For the Merger to be consummated, at least a majority of the voting power of the Common Shares (and at least a majority of the outstanding Class A Shares, voting as a separate class, present in person or by proxy at the Special Meeting) must approve and adopt the Merger Agreement and the transactions contemplated thereby at the Special Meeting. Pursuant to the terms of the Merger Agreement, Hay Island has agreed to vote its Class B Shares in favor of the Merger and the Merger Agreement. To review the purpose, background and reasons for the Merger in greater detail, see page 10 of this Proxy Statement.

Q: WHAT DO I NEED TO DO NOW?

A: Please sign and mail your proxy card in the enclosed return envelope as soon as possible, so that your Class A Shares may be represented at the Special Meeting.

Q: WHAT RIGHTS DO I HAVE TO DISSENT FROM THE MERGER?

A: Class A Holders may dissent from the Merger either by voting against it or by attending the Special Meeting but abstaining from voting on the Merger. Class A Holders who do not vote in favor of the Merger may seek appraisal of the fair market value of their Class A Shares, but only if they comply with all of the procedures under the DGCL as further explained on pages C-1 to C-4 of the Proxy Statement.

Q: WHO CAN VOTE ON THE MERGER?

A: All stockholders of record as of the Record Date of April 16, 1999 will be entitled to notice of and to vote at the Special Meeting held to approve and adopt the Merger and Merger Agreement.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If the Merger is completed, the Company will send you written instructions for exchanging your stock certificates.

Q: IF MY SHARES ARE HELD IN 'STREET NAME' BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your Class A Shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your Class A Shares.

Q:  MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. Just send in a later dated, signed proxy card or a written revocation before the Special Meeting or attend the Special Meeting and vote in person.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: The Company is working toward completing the Merger as quickly as possible. If the Merger Agreement, and the transactions contemplated thereby, are approved and adopted, and the other conditions to the Merger are satisfied, the Company expects to complete the Merger promptly following the Special Meeting.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER?

A: Receipt of the $9.50 per Class A Share price payable to Class A Holders in the Merger may be taxable to you for federal income tax purposes. A brief review of the possible tax consequences to stockholders is set forth on pages 5 and 28 of this Proxy Statement. Because determining the tax consequences of the Merger can be complicated, and should be considered in light of your particular circumstances, you may wish to consult your tax advisor in order to understand fully how the Merger will affect you.

Q: WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

A: We do not expect to ask you to vote on any other matters at the Special Meeting. However, if other business should come before the Special Meeting, your shares will be voted in the discretion of the Company's management identified on the proxy card enclosed herewith.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

     The information provided above in 'Question and Answer' format is for your convenience only, as it is merely a summary of certain information more fully discussed in the Proxy Statement, and is subject thereto. You should review this Proxy Statement in its entirety. If you have more questions about the Merger or would like additional copies of this Proxy Statement, you should contact Corporate Investor Communications, Inc., the proxy solicitation agent engaged by the Company to assist with the Merger, at (888) 689-5805, or the Secretary of the Company at (203) 656-8000.

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
SUMMARY....................................................................................................     1
  The Special Meeting......................................................................................     1
     Date, Time and Place of the Special Meeting...........................................................     1
     Voting on the Merger and the Merger Agreement.........................................................     1
     Effective Time of the Merger..........................................................................     1
  Special Factors..........................................................................................     2
     Purpose, Background and Effects of the Merger.........................................................     2
     Recommendation of the Board of Directors..............................................................     2
     Factors Considered by the Board of Directors and the Special Committee................................     3
     Opinion of PaineWebber................................................................................     3
     Engagement of Wasserstein Perella by the Company......................................................     3
     Interests of Certain Persons in the Merger............................................................     3
     Litigation Regarding the Merger.......................................................................     4
     Accounting Treatment..................................................................................     4
     Financing of the Merger...............................................................................     4
     Federal Income Tax Consequences.......................................................................     5
  The Merger...............................................................................................     5
     The Class A Merger Consideration......................................................................     5
     Conditions to the Merger..............................................................................     5
     Termination of the Merger Agreement...................................................................     6
     Appraisal Rights......................................................................................     6
INFORMATION CONCERNING THE SPECIAL MEETING.................................................................     7
  Date, Time and Place of the Special Meeting..............................................................     7
  Purpose of the Special Meeting...........................................................................     7
  Record Date; Quorum; Outstanding Common Shares Entitled to Vote..........................................     8
  Vote Required; Certain Common Shares Voting in Favor of the Merger.......................................     8
  Action to be Taken Under the Proxy.......................................................................     9
  Proxy Solicitation.......................................................................................     9
SPECIAL FACTORS............................................................................................    10
  Purpose, Background and Effects of the Merger............................................................    10
  Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger...............    15
  Engagement by the Special Committee and Opinion of PaineWebber...........................................    17
  Certain Effects of the Merger............................................................................    20
  Plans for the Company After the Merger...................................................................    21
  Conduct of the Business of the Company if the Merger is Not Consummated..................................    21
  Interest of Certain Persons in the Merger; Treatment of Certain Class A Shares and Options...............    21
  Litigation Regarding the Merger..........................................................................    22
THE MERGER AND THE MERGER AGREEMENT........................................................................    24
  Merger Consideration.....................................................................................    24
  Effective Time of the Merger.............................................................................    24
  Exchange and Payment Procedures..........................................................................    24
  Transfer of Common Shares................................................................................    24
  The Merger Agreement.....................................................................................    25
     Covenants.............................................................................................    25
     Representations and Warranties........................................................................    25
     Conditions to the Consummation of the Merger..........................................................    26
     Termination; Amendments; Withdrawal of Recommendations................................................    26
  Delaware Statutory Appraisal Rights......................................................................    27
     Class A Shares........................................................................................    27

     Class B Shares........................................................................................    29
  Federal Income Tax Consequences..........................................................................    29
  Accounting Treatment.....................................................................................    30
  Financing of the Merger and Description of New Credit Facility...........................................    30
  Fees and Expenses........................................................................................    30
  Regulatory Requirements..................................................................................    31
  Market Price Information; Dividends; Repurchases of Class A Shares.......................................    31
THE PARTIES................................................................................................    32
  Newco....................................................................................................    32
  Hay Island Holding Corporation...........................................................................    32
  The Company..............................................................................................    32
     Products..............................................................................................    32
     Sales and Marketing...................................................................................    34
     Trademarks and Trade Secrets..........................................................................    35
     Manufacturing.........................................................................................    35
     Competition...........................................................................................    36
     Employees.............................................................................................    36
     Regulation............................................................................................    37
     Legal Proceedings.....................................................................................    38
     Excise Taxes..........................................................................................    40
     Selected Financial Data...............................................................................    42
     Management's Discussion and Analysis of Financial Condition and Results of Operations.................    44
     Certain Financial Projections of the Company..........................................................    48
     Cautionary Statement Concerning Forward-Looking Statements............................................    49
     Directors and Executive Officers of the Company and Newco.............................................    50
     Certain Relationships and Related Transactions........................................................    52
       Relationship with Hay Island........................................................................    52
       Tax Sharing Agreement...............................................................................    52
       Management Services Agreement.......................................................................    53
       Family Relationships................................................................................    53
       Registration Rights Agreement.......................................................................    53
       Other Agreements....................................................................................    54
     Security Ownership....................................................................................    54
     Certain Transactions in the Class A Shares............................................................    56
OTHER MATTERS..............................................................................................    57
  Proposals by Stockholders of the Company.................................................................    57
  Independent Accountants..................................................................................    57
  Where You Can Find More Information......................................................................    57
  Other Matters............................................................................................    58
  Financial Statements.....................................................................................   F-1
APPENDIX A--AGREEMENT AND PLAN OF MERGER...................................................................   A-1
APPENDIX B--OPINION OF PAINEWEBBER.........................................................................   B-1
APPENDIX C--SECTION 262 OF THE DELAWARE GENERAL CORPORATION
  LAW--APPRAISAL RIGHTS....................................................................................   C-1
APPENDIX D--RATIO OF EARNINGS TO FIXED CHARGES.............................................................   D-1

                                    SUMMARY

     This Summary highlights selected information from this Proxy Statement. This Summary may not contain all of the information that is important to you. To understand the Merger more fully and for a more complete description of the terms and conditions of the Merger, you should read carefully this entire Proxy Statement and the other documents referred to herein. See 'Where You Can Find More Information' on page 56 of this Proxy Statement. The actual terms and conditions of the Merger are contained in the Merger Agreement. The Merger Agreement is included in this Proxy Statement as Appendix A.

THE SPECIAL MEETING

DATE, TIME AND PLACE OF THE SPECIAL MEETING

     The Special Meeting will be held on June 14, 1999, at 10:00 a.m. local time, at the Maritime Aquarium at Norwalk, Third Floor, 10 North Water Street, Norwalk, Connecticut.

VOTING ON THE MERGER AND THE MERGER AGREEMENT

     At the Special Meeting, all stockholders of the Company will vote on a proposal to approve and adopt the Merger Agreement. At the Special Meeting, each Class A Share will be entitled to one vote and each Class B Share will be entitled to ten votes, in accordance with the Company's certificate of incorporation. The DGCL requires that a majority of the voting power of all outstanding Common Shares vote to approve and adopt the Merger Agreement and the transactions contemplated thereby. William Ziegler, III, the Company's Chairman of the Board and Chief Executive Officer, through his control of the Class B Holder, controls all of the Class B Shares and can assure such a majority vote. However, in order to ensure that the Class A Holders are, as a group, in favor of the Merger Agreement and the transactions contemplated thereby, the Company and the Special Committee, in negotiating the Merger Agreement, agreed that holders owning at least a majority of the outstanding Class A Shares represented in person or by proxy at the Special Meeting must approve and adopt the Merger Agreement and the transactions contemplated thereby in order for the Merger to be consummated.

     The Merger Agreement provides that, subject to stockholder approval and adoption as discussed above and the satisfaction or waiver of certain other conditions contained in the Merger Agreement, the Company will merge with and into Newco, and the separate existence of the Company will cease, at the Effective Time (as defined below) of the Merger. Newco will be the surviving corporation and will conduct the current business of the Company in the Company's name. Each Class A Share that is outstanding immediately prior to the Effective Time (other than Class A Shares held in the Company's treasury or with respect to which appraisal rights have been perfected under the DGCL, as discussed in this Proxy Statement) will be converted into the right to receive $9.50 in cash. In exchange for its 28,100,000 Class B Shares, the Class B Holder will be entitled to receive 2,810 newly-issued shares of Newco Common Stock. Thereafter, William Ziegler, III, the Company's Chairman of the Board and Chief Executive Officer, through his control of the Class B Holder, will control all of the outstanding Newco Common Stock and voting power of Newco, and accordingly, all of the equity interest in the Company. Upon consummation of the Merger, Class A Holders will possess no continuing equity or other interest in, or rights as stockholders of, the Company, other than their right to receive the $9.50 in cash per Class A Share or to pursue appraisal rights. For a more detailed description of the terms and conditions of the Merger Agreement, see 'THE MERGER AND THE MERGER AGREEMENT.'

     The Board of Directors has set the Record Date as April 16, 1999 for determining stockholders entitled to vote at the Special Meeting. On the Record Date, there were 5,778,300 Class A Shares and 28,100,000 Class B Shares outstanding and entitled to vote. As of such date, there were approximately 64 record Class A Holders. The only Class B Holder is Hay Island, a corporation controlled by William Ziegler, III (the Chairman of the Board and the Chief Executive Officer of the Company).

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective when the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL or at such later time as is specified in the Certificate of Merger (the 'Effective Time'). The required filing is expected to be made promptly after the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company at the Special Meeting and the satisfaction or waiver of the other conditions to the Merger set forth in the Merger Agreement. See 'THE MERGER AND THE MERGER AGREEMENT-- Effective Time of the Merger' and '--Conditions to the Consummation of the Merger.' See also 'SPECIAL FACTORS--Conduct of the Business of the Company if the Merger is Not Consummated.'

SPECIAL FACTORS

PURPOSE, BACKGROUND AND EFFECTS OF THE MERGER

     The purpose of the Merger is to enable William Ziegler, III (the Company's Chairman of the Board and Chief Executive Officer), through his control of the Class B Holder, to control the entire equity interest in the Company while, at the same time, affording the Class A Holders the opportunity to receive a cash price for their Class A Shares that represents a premium over the market prices at which the Class A Shares have traded for the six months prior to the announcement of the proposed Merger. This will be accomplished by a merger of the Company with and into Newco pursuant to which all of the Class A Shares that are publicly traded will be converted into the right to receive $9.50 per share in cash, and the Class B Shares will be converted into shares of Newco Common Stock. In addition, after consummation of the Merger, the Company may enjoy additional efficiencies since it will, among other things, no longer need to incur the costs and management attention required to comply with the requirements under the Securities Exchange Act of 1934, as amended (the 'Exchange Act') or the New York Stock Exchange (the 'NYSE'). The Company considered various alternatives to the Merger, including an issuer tender offer for the outstanding Class A Shares, but ultimately concluded that structuring the transaction in the form of the proposed Merger would be simpler and would be more likely to be in the best interests of all the stockholders of the Company than the other alternative structures considered.

     If the Merger is consummated, (i) Newco, as the surviving corporation in the Merger, will continue to conduct the current business of the Company under the current name of the Company, (ii) the Class A Shares (other than Class A Shares held in treasury (which will be cancelled) or Class A Shares held by Class A Holders who properly dissent from the Merger and perfect their rights of appraisal of their Class A Shares in accordance with the DGCL, as further described in this Proxy Statement) will cease to be publicly traded and will be converted into the right to receive $9.50 per Class A Share in cash, and (iii) the Class B Shares will be converted into 2,810 shares of Newco Common Stock. If the Merger is consummated, all of the outstanding Newco Common Stock (representing all of the equity interest and voting power in Newco) will be owned by the Class B Holder and will be controlled by Mr. Ziegler, through his control of the Class B Holder. The Class A Holders will have no continuing equity interest in the Company. See 'SPECIAL FACTORS--Certain Effects of the Merger.'

RECOMMENDATION OF THE BOARD OF DIRECTORS

     In June 1998, the Board of Directors began to consider a 'going-private' or similar transaction. Since six of the members of the Board of Directors are affiliated with the Class B Holder and four other directors are employees of the Company, the Board of Directors sought to avoid any actual or potential conflicts of interest by forming the Special Committee to review any proposed transaction, to negotiate the terms of any such transaction and to make a recommendation to the Board of Directors regarding any proposed transaction.

     The Board of Directors, taking into account the recommendation of the Special Committee, has unanimously approved and adopted and declared advisable the Merger and the Merger Agreement, and recommends that you vote FOR the Merger Agreement and the transactions contemplated thereby. The Board of Directors believes that the Merger is in the best interests of the Company and all of its stockholders (including the Class A Holders). The Class B Holder, Newco and William Ziegler, III have advised the Company that each of them agrees with such conclusion. See 'SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger' and '--Interest of Certain Persons in the Merger; Treatment of Certain Class A Shares and Options.'

FACTORS CONSIDERED BY THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE

     In reaching their decision to recommend the approval and adoption of the Merger Agreement and the transactions contemplated thereby, the Board of Directors and the Special Committee considered a number of factors, including, without limitation,

     o a comparison of the trading prices of the Class A Shares for the six months prior to the public announcement of the Merger with the $9.50 per Class A Share price offered in the Merger. The $9.50 per Class A Share price represents a premium of approximately 39% over $6.8125, the closing market price of the Class A Shares on the NYSE on December 9, 1998, which was the last full trading day prior to the announcement of the proposed Merger;

     o in view of the fact that the Class B Holder has, to date, been consistently unwilling to sell its Class B Shares or agree to any transaction that would diminish the Class B Holder's control, the determination that the Company could not be sold in any transaction in which the Class A Holders would have an opportunity to obtain a premium to market prices for the Class A Shares, and that the only meaningful comparison was between the $9.50 price per Class A Share payable in the Merger and the potential for market appreciation in the Class A Shares if the Company remained public and continued with its present business plan;

     o the opinion of PaineWebber addressed to the Special Committee that, as of December 9, 1998, the $9.50 per Class A Share price payable to the Unaffiliated Class A Holders in the Merger is fair, from a financial point of view; and

     o the requirement that the affirmative vote of at least a majority of the Class A Shares present in person or by proxy at the Special Meeting is required for approval and adoption of the Merger and the Merger Agreement, which was made a term of the Merger Agreement as a result of the negotiations between the Special Committee and the Company.

OPINION OF PAINEWEBBER

     On December 9, 1998, PaineWebber delivered to the Special Committee an oral opinion, later confirmed in writing as of such date, that, as of such date and based upon and subject to the various limitations, qualifications and assumptions stated therein, the $9.50 per Class A Share price to be received by the Unaffiliated Class A Holders for their Class A Shares is fair, from a financial point of view. PaineWebber's opinion is included as Appendix B to this Proxy Statement. Please read this opinion carefully with respect to the assumptions made, matters considered and limits of the review undertaken by PaineWebber in rendering its opinion. See 'SPECIAL FACTORS--Engagement by the Special Committee and Opinion of PaineWebber.'

ENGAGEMENT OF WASSERSTEIN PERELLA BY THE COMPANY

     The Company entered into an engagement letter, dated as of September 11, 1998, with Wasserstein Perella & Co., Inc. ('Wasserstein Perella'), an investment banking firm, to assist the Company in its analysis and consideration with respect to (i) whether, and at what cost, an acquisition (pursuant to a tender offer, merger, consolidation, reclassification, recapitalization, reorganization, or similar corporate transaction) by the Company, or an affiliate of the Company, of all or a majority of its outstanding Class A Shares would be feasible, and (ii) the form of a potential transaction by which the Company might effect such an acquisition. In connection with rendering advice to the Company, Wasserstein Perella met with the Company's management and familiarized itself with the business, operations, properties, financial condition and prospects of the Company, as further described in this Proxy Statement. On November 5, 1998, Wasserstein presented a summary of its analyses to the Board of Directors.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Following the Merger, the Class B Holder will hold all of the outstanding common stock of Newco (as the surviving corporation of the Merger). All of the members of the Company's Board of Directors and executive officers own Class A Shares or hold stock options ('Stock Options') to purchase Class A Shares under the Company's 1996 Stock Option Plan (the 'Stock Option Plan') and, to that extent, their interest in the Merger is the same as yours. However, some of such officers and directors have relationships, or interests in the Merger, that are or may be different from your interests as a stockholder, or that present, or could present, a conflict of interest. Some of these interests are described below. The Board of Directors and the Special Committee were aware of these interests and considered them in recommending and approving the Merger.

     o Hay Island, the sole Class B Holder, is a corporation controlled by William Ziegler, III, the Chairman of the Board and the Chief Executive Officer of the Company. He is expected to continue to hold these same positions with Newco.

     o Six of the twelve members of the Board of Directors of the Company are affiliates of the Class B Holder, including Mr. Ziegler and two of his children.

     o In addition, four other members of the Board of Directors (who are not affiliates of the Class B Holder) are members of the Company's senior management. Such senior management is expected to hold the same positions with Newco (which will conduct the current business of the Company under the current name of the Company) following the Merger.

     See 'SPECIAL FACTORS--Interest of Certain Persons in the Merger; Treatment of Certain Class A Shares and Options.'

LITIGATION REGARDING THE MERGER

     After the Company announced the Merger on December 9, 1998, several purported class action lawsuits challenging the Merger (the 'Stockholder Actions') were filed, on various dates, in the Court of Chancery of the State of Delaware in and for New Castle County. Each Stockholder Action names the Company and some or all of the members of the Board of Directors of the Company as defendants; one also names Newco as a defendant.

     Generally, the Stockholder Actions purport to be brought on behalf of the holders of Common Shares of the Company, allege substantially similar claims of breach of fiduciary duty and allege that the Class A Merger Consideration is unjust and inadequate in that the intrinsic value of Class A Shares is allegedly greater than the Class A Merger Consideration, in view of the Company's prospects. The Stockholder Actions also generally seek an injunction against the proposed Merger (or, if it is consummated, recission thereof), compensatory and other damages; and an award of attorney's fees and expenses. The parties in the Stockholder Actions have entered into a Memorandum of Understanding, dated as of April 26, 1999, setting forth a proposed settlement of the Stockholder Actions, subject to approval of the Delaware Court of Chancery. See 'SPECIAL FACTORS-- Litigation Regarding the Merger.' For information with respect to other litigation involving the Company, see 'THE PARTIES--The Company--Legal Proceedings.'

ACCOUNTING TREATMENT

     The cost of Newco (the Company's wholly-owned subsidiary and the surviving corporation in the Merger) purchasing the Class A Shares will be accounted for as a treasury stock transaction under generally accepted accounting principles. This means that the historical cost basis of the Company's assets and liabilities will be carried forward to Newco with the aggregate cost, including expenses, of such purchase being accounted for as a charge to stockholders' equity. See 'THE MERGER AND THE MERGER AGREEMENT--Accounting Treatment.'

FINANCING OF THE MERGER

     The Company has signed an engagement letter with BankBoston, N.A. ('BankBoston'), to act as agent, and with its subsidiary, BancBoston Robertson Stephens, to act as arranger, for a new credit facility (the 'New Credit Facility') providing for $200 million to finance the Merger and to refinance the Company's $115 million existing revolving credit facility (the 'Existing Credit Facility'). The New Credit Facility will consist of a $75 million five-year term loan and a $125 million five-year revolving credit facility. The Company and Newco have a commitment from a syndicate of lenders (collectively, the 'Lender') for the full amount of the New Credit Facility, which is sufficient (i) to finance the aggregate Class A Merger Consideration, and to pay other fees and expenses incurred in connection with the Merger, and (ii) to refinance the Existing Credit Facility.

     At the closing of the Merger, the Company, through Newco (which will be a party to the related credit agreement), expects to pay to the Class A Holders an aggregate purchase price of approximately $54.9 million for the Class A Shares, assuming no Class A Holders dissenting from the Merger exercise their appraisal rights provided under the DGCL, as further described in this Proxy Statement. In addition, the Company will incur approximately $3.9 million in expenses related to the Merger, including fees and expenses payable to the Lender, the financial advisor, legal counsel and independent accountants of the Company, and the financial advisor and legal counsel to the Special Committee. It is a condition to the consummation of the Merger that Newco and the Company have obtained sufficient funds for the foregoing purposes. At the Effective Time, the indebtedness incurred under the New Credit Facility will become the indebtedness of Newco as the surviving corporation of the Merger. See 'THE MERGER AND THE MERGER AGREEMENT--Financing of the Merger.'

FEDERAL INCOME TAX CONSEQUENCES

     Your receipt of the $9.50 per Class A Share price is a taxable event. You will recognize gain or loss measured by the difference between the amount of cash received by you in the Merger and your tax basis in your Class A Shares exchanged therefor. Because determining the tax consequences of the Merger can be complicated, and should be considered in light of your particular circumstances, you may wish to consult your tax advisor in order to understand fully how the Merger will affect you. There are no material income tax consequences to the Company, the Class B Holder or Newco that are expected to result from the Merger. See 'THE MERGER AND THE MERGER AGREEMENT--Federal Income Tax Consequences.'

THE MERGER

THE CLASS A MERGER CONSIDERATION

     If the Merger is completed, Newco will pay you $9.50 in cash for each Class A Share owned. The aggregate payment to be made for all 5,778,300 Class A Shares outstanding as of the Record Date will be approximately $54.9 million, assuming no dissenting Class A Holders exercise appraisal rights under the DGCL.

CONDITIONS TO THE MERGER

     There are a number of conditions that must be satisfied before any of the Company, Newco or the Class B Holder is obligated to complete the Merger. The most important of these conditions are:

     o stockholders owning at least a majority of the voting power of the outstanding Common Shares (the Class A Shares and the Class B Shares voting together as a single class) approve and adopt the Merger and the Merger Agreement, in satisfaction of the DGCL Vote Requirement;

     o stockholders owning at least a majority of the outstanding Class A Shares present in person or by proxy at the Special Meeting (voting as a separate class) approve and adopt the Merger and the Merger Agreement, in satisfaction of the Majority of the Minority Vote Requirement;

     o there can be no legal restraints, proceedings or prohibitions that prevent consummation of the Merger;

     o all authorizations, consents and waivers necessary for the consummation of the Merger must have been obtained;

     o Newco and the Company must obtain financing in an amount sufficient to pay the aggregate Class A Merger Consideration and other fees and expenses related to the transactions contemplated by the Merger and the Merger Agreement;

     o the respective representations and warranties made in the Merger Agreement by each of the parties to the Merger Agreement must be true;

     o each of the parties to the Merger Agreement must comply with the terms of the Merger Agreement;

     o neither the Special Committee nor the Board of Directors has, prior to the Effective Time, withdrawn, modified or changed its recommendation or declaration regarding the Merger Agreement or the Merger, or recommended or declared advisable any other offer or proposal, as, in the opinion of the Special

        Committee or the Board of Directors, required by the exercise of its fiduciary duties to the Company's stockholders under applicable law; and

     o  the opinion of PaineWebber shall not have been withdrawn or revoked.

TERMINATION OF THE MERGER AGREEMENT

     Any of the Company, Newco or the Class B Holder may terminate the Merger Agreement if:

     o  the Merger has not been completed by June 30, 1999;

     o the Majority of the Minority Vote Requirement or the DGCL Vote Requirement is not satisfied; or

     o a final court order or governmental ruling or decree prohibits the Merger.

     The Merger Agreement may also be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after approval and adoption by the stockholders at the Special Meeting, by the mutual written consent of the Company (with the concurrence of the Special Committee), Newco and the Class B Holder.

     The Merger Agreement may be terminated by the Company and the Merger may be abandoned prior to the Effective Time, before or after approval and adoption by the stockholders of the Company at the Special Meeting, if (a) either of the Special Committee or the Board of Directors withdraws, modifies or changes its recommendation or declaration regarding the Merger Agreement or the Merger or recommends or declares advisable any other offer or proposal or (b) the opinion of PaineWebber is withdrawn or revoked. See 'THE MERGER AND THE MERGER AGREEMENT.'

APPRAISAL RIGHTS

     Any Class A Holder who does not wish to accept the $9.50 per share Class A Merger Consideration has the right under the DGCL to have the 'fair value' of his Class A Shares determined by the Delaware Court of Chancery. This 'right of appraisal' is subject to a number of restrictions and technical requirements. Generally, in order to exercise appraisal rights:

     o  you must NOT vote in favor of the Merger and the Merger Agreement;

     o you must make a written demand for appraisal BEFORE the vote on the Merger and the Merger Agreement in accordance with the DGCL;

     o you must have been a record owner of Class A Shares on the Record Date and own them through the Effective Time; and

     o you, or another stockholder who has perfected his right of appraisal, or the Company, must have filed an action in the Delaware Court of Chancery, within 120 days after the effective date of the Merger, seeking an appraisal of dissenting shares. The Company does not intend to file such a suit.

     MERELY VOTING AGAINST THE MERGER AND THE MERGER AGREEMENT WILL NOT PROTECT YOUR RIGHT OF APPRAISAL. APPENDIX C TO THIS PROXY STATEMENT CONTAINS SECTION 262 OF THE DGCL REGARDING APPRAISAL RIGHTS. For more details, see 'THE MERGER AND THE MERGER AGREEMENT--Delaware Statutory Appraisal Rights.'

                   INFORMATION CONCERNING THE SPECIAL MEETING

DATE, TIME AND PLACE OF THE SPECIAL MEETING

     This Proxy Statement is being furnished to the holders of the outstanding Common Shares as of the Record Date in connection with the solicitation of proxies by the Board of Directors for use at the Special Meeting, to be held on June 14, 1999, at 10:00 a.m. local time, at the Maritime Aquarium at Norwalk, Third Floor, 10 North Water Street, Norwalk, Connecticut, including any adjournments or postponements thereof, in connection with the proposed Merger.

PURPOSE OF THE SPECIAL MEETING

     At the Special Meeting, the stockholders of the Company will be asked (i) to consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, and (ii) to transact such other business as may properly come before the Special Meeting. Additional information concerning the Special Meeting, the Merger and the Merger Agreement is set forth below, and a copy of the Merger Agreement is attached hereto as Appendix A.

     As further discussed in this Proxy Statement, the Merger Agreement provides for the merger of the Company with and into Newco, with Newco as the surviving corporation carrying on the current business of the Company under the Company's name. Pursuant to the Merger Agreement, (a) each outstanding Class A Share (other than Class A Shares (i) held in treasury (which will be cancelled) or (ii) Class A Shares held by Class A Holders dissenting from the Merger who properly perfect their rights of appraisal of their Class A Shares in accordance with the provisions of the DGCL), will be converted into the right to receive $9.50 per Class A Share in cash, and (b) the 28,100,000 Class B Shares owned by the Class B Holder will be converted into 2,810 newly-issued shares of Newco Common Stock, representing all of the outstanding shares of common stock and voting power of Newco. Newco will be the surviving corporation in the Merger, and will carry on the current business of the Company in the Company's name after the consummation of the Merger.

     On November 5, 1998, the Board of Directors appointed, subject to the Executive Committee's determination that the potential for a transaction existed, Messrs. Charles H. Mullen and John R. Tweedy as members of the Special Committee to review, evaluate and negotiate the terms of the proposed Merger (including the fairness of the Merger to the Unaffiliated Class A Holders). On December 8, 1998, after having met the day before with his doctor, Mr. Tweedy resigned from the Special Committee due to a change in his health which he believed would preclude him from properly discharging further the duties imposed upon him by his membership in the Special Committee. The Special Committee was then reconstituted by the Board of Directors to consist solely of Mr. Mullen. Mr. Mullen is not an employee of the Company, nor a director or employee of Newco or the Class B Holder, and does not have any commercial relationship with the Company, Newco or of the Class B Holder. See 'SPECIAL FACTORS--Purpose, Background and Effects of the Merger.'

     The Special Committee has determined that the terms and provisions of the Merger Agreement and the Merger are fair to the Unaffiliated Class A Holders, and has recommended that the Board of Directors approve and adopt the Merger and the Merger Agreement. As more fully described in this Proxy Statement, at a meeting of the Board of Directors on December 9, 1998, the Board of Directors unanimously determined, acting on the recommendation of the Special Committee, that the terms of the Merger (including the Class A Merger Consideration) and the Merger Agreement are advisable, and are fair to and in the best interest of all of the stockholders of the Company (including the Class A Holders), and recommended that such stockholders vote for approval and adoption of the Merger Agreement and the transactions contemplated thereby.

     The Special Committee and the Board of Directors, in reaching their respective decisions, considered a number of factors, including the opinion of PaineWebber, an investment banking firm engaged by the Special Committee as its financial advisor, that, as of the date of such opinion and based upon and subject to various limitations, qualifications and assumptions stated therein, the Class A Merger Consideration to be received by the Unaffiliated Class A Holders for their Class A Shares is fair, from a financial point of view. PaineWebber's opinion is included as Appendix B to this Proxy Statement. See 'SPECIAL FACTORS--Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger' and '--Engagement by the Special Committee and Opinion of PaineWebber.'

     TAKING INTO ACCOUNT THE RECOMMENDATION OF ITS SPECIAL COMMITTEE, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

RECORD DATE; QUORUM; OUTSTANDING COMMON SHARES ENTITLED TO VOTE

     The Board of Directors has fixed the close of business on April 16, 1999 as the Record Date. Only holders of record of Common Shares on the Record Date are entitled to notice of and to vote at the Special Meeting. Pursuant to the Company's certificate of incorporation, the Class A Holders are entitled to one vote for each Class A Share held on the Record Date on matters properly presented at the Special Meeting, and the Class B Holder is entitled to ten (10) votes for each Class B Share held on the Record Date on matters properly presented at the Special Meeting. A list of stockholders of the Company will be available for examination by holders of Common Shares, for any purpose germane to the Special Meeting, during the 10-day period preceding the Special Meeting, at the Maritime Aquarium at Norwalk, 10 North Water Street, Norwalk, Connecticut and at the offices of Swisher International Group Inc., 20 Thorndal Circle, Darien, Connecticut 06820 (telephone (203) 656-8000).

     At the close of business on the Record Date, there were 5,778,300 Class A Shares outstanding owned by 64 holders of record of Class A Shares, and 28,100,000 Class B Shares owned by a single Class B Holder, Hay Island (which is controlled by William Ziegler, III, the Chairman of the Board and the Chief Executive Officer of the Company). The holders of a majority of the voting power of the outstanding Common Shares entitled to vote at the Special Meeting will constitute a quorum for the transaction of business at the Special Meeting. Although the Class B Holder's ownership of approximately 98% of the outstanding voting power of the Company (through its ownership of the Class B Shares, each Class B Share being entitled to ten votes) will be sufficient to create a quorum at the Special Meeting and to assure that the Merger Agreement and the transactions contemplated thereby are approved and adopted under the DGCL, the Merger Agreement requires that the Majority of the Minority Vote Requirement be satisfied, in addition to the DGCL Vote Requirement, in order for the Merger to be consummated.

VOTE REQUIRED; CERTAIN COMMON SHARES VOTING IN FAVOR OF THE MERGER

     Pursuant to the DGCL, the Merger Agreement must be approved and adopted by the affirmative vote of the holders of at least a majority of the voting power of the outstanding Common Shares. On matters presented at the Special Meeting, each Class A Share will be entitled to one vote and each Class B Share will be entitled to ten votes, in accordance with the Company's certificate of incorporation. Pursuant to the terms of the Merger Agreement, the Class B Holder has agreed to vote its Class B Shares for approval and adoption of the Merger and the Merger Agreement. As of the Record Date, the Class B Holder was the record owner of 28,100,000 Class B Shares (or approximately 83% of the outstanding Common Shares, or 98% of the outstanding voting power). Accordingly, the satisfaction of the DGCL Vote Requirement is assured. HOWEVER, AS REQUIRED BY THE MERGER AGREEMENT, A CONDITION TO CONSUMMATION OF THE MERGER IS THAT THE MAJORITY OF THE MINORITY VOTE REQUIREMENT BE SATISFIED, PURSUANT TO WHICH THE MERGER AND THE MERGER AGREEMENT ARE REQUIRED TO BE APPROVED AND ADOPTED BY HOLDERS OWNING AT LEAST A MAJORITY OF THE CLASS A SHARES REPRESENTED IN PERSON OR BY PROXY AND ENTITLED TO VOTE AT THE SPECIAL MEETING. THE MERGER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE 'THE MERGER AND THE MERGER AGREEMENT--CONDITIONS TO THE CONSUMMATION OF THE MERGER.'

     Failure to return an executed proxy card or to vote in person at the Special Meeting (including broker non-votes) or voting to abstain will constitute, in effect, a vote against approval and adoption of the Merger Agreement and the transactions contemplated thereby for purposes of the DGCL Vote Requirement. Class A Shares not represented in person or by proxy at the Special Meeting will not be counted for purposes of determining whether the Majority of the Minority Vote Requirement has been satisfied, but voting to abstain will constitute, in effect, a vote against approval and adoption of the Merger and the Merger Agreement for purposes of the Majority of the Minority Vote Requirement.

ACTION TO BE TAKEN UNDER THE PROXY

     All proxies in the enclosed form that are properly executed and returned to the Company's transfer agent, BankBoston, 150 Royall Street, Canton, Massachusetts 02121, on or before the date of the Special Meeting, and subsequently not revoked, will be voted at the Special Meeting or any adjournments or postponements thereof in accordance with any instructions thereon, or, if no instructions are provided, will be voted FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby. Any stockholder who has given a proxy pursuant to this solicitation may revoke it by attending the Special Meeting and giving oral notice of his or her intention to vote in person, without compliance with any other formalities. In addition, any proxy given pursuant to this solicitation may be revoked prior to the Special Meeting by delivering to the Secretary of the Company an instrument revoking it or a duly executed proxy bearing a later date. As further discussed in 'Delaware Statutory Appraisal Rights,' a vote in favor of the Merger Agreement and the transactions contemplated thereby means that a Class A Holder will NOT have the right to dissent and seek appraisal of the fair value of such Class A Holder's Class A Shares.

     Management of the Company does not know of any matters other than those set forth herein which may come before the Special Meeting. If any other matters are properly presented to the Special Meeting for action, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matters. Such matters may include an adjournment or postponement of the Special Meeting from time to time in the event the Board of Directors determines so to adjourn or postpone. If any such adjournment or postponement is made, additional proxies may be solicited during such adjournment period.

PROXY SOLICITATION

     The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by the Company. In addition to the use of the mails, proxies may be solicited by officers and directors and regular employees of the Company, without additional remuneration, by personal interviews, written communication, telephone, telegraph or facsimile transmission. The Company also will request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of Common Shares held of record and will provide reimbursement for the cost of forwarding the material in accordance with customary charges. The Company has retained Corporate Investor Communications, Inc. to coordinate the solicitation of such proxies by and through such holders for a fee of approximately $6,000, plus reasonable out-of-pocket expenses.

     STOCKHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING COMMON SHARES WITH THEIR PROXY CARD. IF THE MERGER IS CONSUMMATED, THE PROCEDURE FOR THE EXCHANGE OF CERTIFICATES REPRESENTING COMMON SHARES WILL BE AS SET FORTH IN THIS PROXY STATEMENT. SEE 'THE MERGER AND THE MERGER AGREEMENT--EXCHANGE AND PAYMENT PROCEDURES' AND '--TRANSFER OF COMMON SHARES.'

                                SPECIAL FACTORS

PURPOSE, BACKGROUND AND EFFECTS OF THE MERGER

     The purpose of the Merger is to enable William Ziegler, III (the Company's Chairman of the Board and Chief Executive Officer), through his control of the Class B Holder, to control the entire equity interest in the Company while, at the same time, affording the Class A Holders the opportunity to receive a cash price for their Class A Shares that represents a premium over the market prices at which the Class A Shares have traded for the six months prior to the announcement of the proposed Merger. This will be accomplished by a merger of the Company with and into Newco pursuant to which all of the Class A Shares that are publicly traded will be converted into the right to receive $9.50 per share in cash, and the Class B Shares will be converted into shares of Newco Common Stock. In addition, after consummation of the Merger, the Company may enjoy additional efficiencies since it will, among other things, no longer need to incur the costs (estimated at approximately $600,000 annually) and management attention required to comply with the requirements under the Exchange Act and the NYSE. The Company considered various alternatives to the Merger, including an issuer tender offer for the outstanding Class A Shares, but ultimately concluded that structuring the transaction in the form of the proposed Merger would be simpler and would be more likely to be in the best interests of all the stockholders of the Company than the other alternative structures considered.

     As described in the discussion set forth below, closing sale prices for the Class A Shares on the New York Stock Exchange fell in the first quarter of 1998 from a high of $17.75 on the first day of trading in the quarter to a low of $12.75 and, thereafter, continued to fall to a low of $4.375 in the fourth quarter of 1998. The Company attributes these steady and significant decreases to such factors as (i) mounting regulatory, legislative and public opinion pressures on the entire tobacco industry and, increasingly, on the cigar business as well; (ii) a significant increase in the number of lawsuits against companies in the tobacco industry, especially class action lawsuits and actions brought to recover Medicaid and Medicare costs which targeted the largest tobacco manufacturers, and the highly publicized attempts to settle these cases, culminating in a settlement with the attorneys general of almost all 50 states requiring the five largest tobacco companies to make payments of significant penalties; (iii) sharply reduced demand for certain cigar products and the resulting higher inventories following several years of increased demand and back orders; and (iv) announced and actual increases in federal and state tobacco taxes.

     Against this backdrop, a continuing threat that cigarette and smokeless tobacco manufacturers may become subject to regulation by the U.S. Food and Drug Administration ('FDA') and the adoption of new regulations affecting all tobacco products (including cigars) in Massachusetts, Minnesota and Texas (see 'THE PARTIES-- The Company--Regulation') raised the prospect of the higher cost of increased compliance and escalated the debate about marketing tobacco products and about smoking in public. Accordingly, the marketing climate for all tobacco products (including cigars and smokeless tobacco) has become more hostile, and stock prices of most tobacco manufacturers have suffered as a consequence.

     The decision to proceed with the Merger was made, in part, in the belief that the deteriorating public attitude toward tobacco products (including cigars) as a consequence of this confluence of factors did, and would continue to, place the Company's management under pressure to focus on short-term operating results, quarterly reporting, meeting analysts' estimates and addressing investors' perceptions of the Company's business and prospects, rather than allowing the Company's management to apply their energies to longer term strategies.

     If the Merger is consummated, (i) Newco, as the surviving corporation in the Merger, will continue to conduct the current business of the Company under the current name of the Company, (ii) the Class A Shares (other than Class A Shares held in treasury (which will be cancelled) or Class A Shares held by Class A Holders who properly dissent from the Merger and perfect their rights of appraisal of their Class A Shares in accordance with the DGCL, as further described in this Proxy Statement) will cease to be publicly traded and will be converted into the right to receive $9.50 per Class A Share in cash, and (iii) the Class B Shares will be converted into 2,810 shares of Newco Common Stock. If the Merger is consummated, all of the outstanding Newco Common Stock (representing all of the equity interest and voting power in Newco) will be owned by the Class B Holder and will be controlled by Mr. Ziegler, through his control of the Class B Holder. The Class A Holders will have no continuing equity interest in the Company. See '--Certain Effects of the Merger.'

     On December 17, 1996, the Company completed the Initial Public Offering of 6,000,000 Class A Shares at an initial price to the public of $17.00 per Class A Share. The aggregate proceeds of the Initial Public Offering were $102 million. Since that date, the Class A Shares have traded between a high price of $21.625 per share on

October 14, 1997 and a low price of $4.375 per share almost one year later on October 12, 1998. The Class A Shares closed at a price of $6.8125 per share on the NYSE on December 9, 1998, which was the last full trading day prior to the announcement of the proposed Merger.

     From February through March 1998, the Company conducted a stock repurchase program to take advantage of the investment opportunities afforded by the declining market prices of its Class A Shares (which ranged, during such period, from $12.75 to $15.50). The Board of Directors also reviewed and approved several management recommendations arising out of a comprehensive review of its long-range strategic plans. Among the conclusions reached were that the Company should seek, over time and as appropriate, (i) to reorganize the cigar sales force, (ii) to lower prices of premium cigars to increase unit sales, (iii) to increase advertising and promotion programs, (iv) to reduce inventories through temporary suspensions of production, (v) to identify and take opportunities to reduce operating costs, and (vi) to reduce the Company's debt.

     In March 1998, the Company began to use its excess cash flow to reduce indebtedness rather than to repurchase additional Class A Shares.

     On June 15, 1998, the sale price of the Class A Shares closed on the NYSE at a price below $8 per share for the first time since the Initial Public Offering. At a meeting of the Executive Committee of the Board of Directors on June 17, 1998, Robert A. Britton, the Chief Financial Officer of the Company, noted that fact and raised with the directors in attendance at the meeting the possibility that the Company repurchase the Class A Shares in a 'going-private' transaction.

     On July 20, 1998, at another meeting of the Executive Committee of the Board of Directors, the Executive Committee discussed alternative transactions available to the Company to maximize shareholder value and the relative merits of each of the alternatives including the greater management efficiencies and flexibility generally associated with privately-held companies. At a meeting of the full Board of Directors on August 5, 1998, several alternative structures for 'going-private' and similar transactions were discussed, including an issuer tender offer, which was ultimately rejected because of the length of time, uncertainty of its outcome, and costs associated with its consummation. Also considered by the Board of Directors in its consideration and ultimate rejection of alternative transactions was the expressed unwillingness of the Class B Holder to sell its position in the Company or accept a transaction that would diminish the Class B Holder's control of the Company. At subsequent meetings in August and September 1998, the Executive Committee continued to discuss whether to undertake any such transaction.

     On August 18, 1998, Mr. Britton contacted Wasserstein Perella to determine whether it would serve as the Company's financial advisor in connection with any such repurchase transaction. On August 27, 1998, after Wasserstein Perella indicated an interest in such an appointment, the Executive Committee authorized the Company to enter into an agreement engaging Wasserstein Perrella as the Company's financial advisor to analyze and provide advice to the Board of Directors with respect to the proposal to purchase Class A Shares and to assist in negotiations related to any such transaction.

     Over the next several weeks, Wasserstein Perella conducted its due diligence review of the Company. In connection with its financial due diligence, Wasserstein Perella reviewed, among other things, certain historical business and financial information relating to the Company, including the Company's periodic reports under the Exchange Act, and certain other communications from the Company to its stockholders (collectively, the 'Company's Public Documents'); certain financial forecasts and other non-public financial and operating data concerning the business and operations of the Company that were provided by the management of the Company; the financial terms of certain business combinations in the industry; certain financial and stock market information for certain other companies the common stock of which is publicly traded; and certain market price information relating to the Class A Shares. Wasserstein Perella also met with members of the senior management of the Company on several occasions to discuss the past, current and future operations, financial condition and prospects of the Company, including the financial forecasts relating to both the proposed Merger and the possible synergies and other financial benefits which the Company might realize as a result of the Merger.

     On September 29, 1998, the Company signed a definitive engagement agreement with Wasserstein Perella, which was dated as of September 11, 1998.

     In the normal course of business, management of the Company prepares annual budgets and, from time to time, projections to analyze the anticipated financial performance of the Company. In connection with the proposed transaction and to facilitate the financial due diligence of Wasserstein Perella, the Company provided

Wasserstein Perella with a preliminary 1999 annual budget and unaudited projections for the ensuing five years which reflected management's best estimates and good faith judgments as to the future performance of the Company. Such projections, including the limitations, qualifications and assumptions underlying them (the 'Financial Projections'), are set forth in 'THE PARTIES--The Company--Certain Financial Projections of the Company.'

     At its meeting on October 13, 1998, the Executive Committee discussed Wasserstein Perella's recommendation that, if the Company decided to proceed with a going-private transaction, the Board should appoint a special committee of independent directors to review, evaluate and negotiate any proposed transaction (including the fairness thereof to the Unaffiliated Class A Holders). During the discussion, it was suggested that the Chairman determine whether Charles H. Mullen and John R. Tweedy would be willing to serve on such a committee. At the Board meeting that followed, it was reported that the Executive Committee was not yet prepared to recommend a specific transaction to the full Board but would continue to work with Wasserstein Perella and advise the full Board whether it recommended undertaking a going-private transaction.

     On October 29, 1998, Mr. Mullen, after being approached with respect to the potential special committee assignment, met preliminarily with representatives of the law firm of Chadbourne & Parke LLP ('Chadbourne & Parke') to discuss its qualifications and availability to represent such a special committee in the event a transaction were proposed and such a special committee were constituted.

     On November 5, 1998, representatives of Wasserstein Perella attended a meeting of the Board of Directors of the Company. Wasserstein Perella made a presentation with respect to a going-private transaction and reviewed the status of its financial due diligence to date. Wasserstein Perella stated that it had considered several alternatives to the proposed Merger, namely a one-time dividend through a leveraged recapitalization and an additional equity offering, but given market and industry conditions and the expressed unwillingness of the Class B Holder to sell its position in the Company or accept a transaction that would diminish the Class B Holder's control of the Company, concluded that the Merger was the most feasible alternative. The Board of Directors and Wasserstein Perella also discussed certain factors that might affect opportunities for growth, including existing and future tobacco litigation and regulation that could affect the Company's business and the results of its operations. Wasserstein Perella's November 5, 1998 presentation to the Board of Directors is attached to the Company's filing on Schedule 13E-3 as Exhibit 17(b)(3).

     After the Wasserstein Perella representatives left the meeting, the Board authorized the Executive Committee to consider whether the Company should explore the going-private transaction further and agreed that it would be prudent to appoint a special committee of independent directors so that if the Executive Committee determined to recommend undertaking a going-private transaction, the Company would be prepared. Accordingly, the Board appointed Mr. Mullen and Mr. Tweedy, subject to the Executive Committee's determination that the potential for such a transaction existed, as members of such Special Committee. The Special Committee was charged with the responsibility of reviewing, evaluating and negotiating any transaction recommended to the Board of Directors (including the fairness thereof to the Unaffiliated Class A Holders). In that connection, it was asked to interview investment bankers on a preliminary basis in anticipation of the possibility of a transaction to determine the qualifications and availability of such a bank to represent the Special Committee and to act as its independent financial advisor.

     On November 12, 1998, Messrs. Mullen and Tweedy met with Chadbourne & Parke to discuss further the potential of a transaction. On the same date, Messrs. Mullen and Tweedy also met with representatives of investment banks to discuss, on a preliminary basis, the potential transaction as requested by the Board of Directors. Following these meetings, Mr. Mullen notified Mr. Ziegler that the Special Committee had determined that, if a going-private transaction were commenced, it would retain PaineWebber as its independent financial advisor.

     The Executive Committee met again on November 17, 1998, determined that a going-private transaction was viable and authorized the Company's officers to work with its legal counsel and with Wasserstein Perella to develop the terms of a going-private transaction and to draft an agreement and plan of merger in connection therewith. The Executive Committee decided to reconvene after such terms had been developed and the agreement and plan of merger had been drafted and to decide at that time whether to approve the transaction.

     At the same meeting, the Executive Committee directed that the Special Committee be notified of the Executive Committee's actions and authorized it to take those steps it believed necessary to be prepared to review the terms of a transaction and a draft agreement and plan of merger upon approval by the Executive Committee including the engagement of legal counsel and independent financial advisors. After receiving such notice from the Executive Committee later on November 17, 1998, the Special Committee formally engaged Chadbourne & Parke as its legal counsel and engaged PaineWebber as its independent financial advisor.

     On November 18, 1998, there was a meeting with PaineWebber and Chadbourne & Parke scheduled by the Special Committee to discuss the terms and timing of the proposed transaction and the roles and responsibilities of the legal and financial advisors of the Special Committee. Mr. Tweedy was absent from the meeting due to ill health, and Mr. Mullen, as Chairman of the Special Committee, instructed PaineWebber to begin its financial due diligence process and Chadbourne & Parke to begin its legal due diligence process.

     Over the course of the following week, PaineWebber conducted its financial due diligence review of the Company, meeting with representatives from both the Company and Wasserstein Perella. During this period, several teleconference updates were made by Chadbourne & Parke and PaineWebber to the members of the Special Committee.

     On December 4, 1998, at a meeting of the Special Committee, PaineWebber updated the members of the Special Committee on the status of its financial due diligence review of the Company including its review of the Financial Projections prepared by the Company See 'THE PARTIES--The Company--Certain Financial Projections of the Company.'

     Late in the afternoon of December 4, 1998, at a meeting of the Executive Committee and Wasserstein Perella, the terms of a proposed agreement and plan of merger among the Company, Newco and the Class B Holder, including a provision that the Company pay $8.50 in cash for each of the outstanding Class A Shares, were discussed. Thereafter, it was concluded that the Executive Committee would recommend that the Company undertake the Merger and, to that end, enter into an agreement and plan of merger with Newco and the Class B Holder on the terms discussed subject to a determination by the Special Committee that the terms were fair and approval by the full Board of Directors. The officers of the Company were directed to inform the Special Committee of the Executive Committee's conclusion.

     After the close of business on December 4, 1998, the Special Committee received the proposal that the Company purchase all of the outstanding Class A Shares at a price of $8.50 per share together with a copy of the draft Agreement and Plan of Merger approved by the Executive Committee. The Special Committee and its advisers immediately discussed the proposal on a preliminary basis and discussed the time frame for responding thereto.

     On December 7, 1998, the Special Committee met with its legal and financial advisers to discuss the offer received from the Company. At this meeting, the Special Committee reviewed its legal duties and responsibilities under Delaware law. PaineWebber then gave its financial presentation, including an analysis of the Company and the various valuation methods it would be employing in advising the Special Committee. PaineWebber indicated that it would be prepared within a short time to give its opinion on the $8.50 offer price. Throughout the meeting, the Special Committee members were given the opportunity to pose questions to the Special Committee's legal and financial advisors. On a preliminary basis, the Special Committee indicated its dissatisfaction with the $8.50 offer and instructed PaineWebber to commence negotiations with Wasserstein Perella to increase the $8.50 offer price. At this point, Mr. Tweedy left the meeting to attend a scheduled doctor's appointment. Chadbourne & Parke then reviewed the terms of the proposed Merger Agreement and its comments thereon with Mr. Mullen, who indicated a strong preference to include a condition that the Merger Agreement be approved and adopted not only by the majority of the voting power of the outstanding Common Shares, as required under the DGCL, but also by the majority of the Class A Shares present in person or by proxy at the required stockholder meeting. Chadbourne & Parke was instructed to negotiate that issue with the Company as well as other terms and conditions of the proposed Merger Agreement.

     On December 8, 1998, the Special Committee met again to discuss the terms of the offer and the proposed Merger Agreement with its legal and financial advisers. Immediately prior to the meeting, Mr. Tweedy resigned as a member of the Special Committee, after having met the day before with a doctor, due to a change in his health which he believed would preclude him from properly discharging further the duties imposed upon him by membership in the Special Committee. Mr. Mullen, as chairman of the Special Committee, accepted the resignation. Chadbourne & Parke reported on the status of the negotiations with regard to the terms of the proposed Merger Agreement. PaineWebber then presented the valuation analyses that it utilized and concluded that, if requested, it would not be able to render a favorable opinion as to the fairness, from a financial point of view, of the offer price of $8.50 per Class A Share. The legal and financial advisors of the Special Committee were instructed to continue negotiations to improve the $8.50 offer price per Class A Share and to obtain agreement with respect to the Majority of the Minority Vote Requirement.

     From December 7, 1998 through December 9, 1998, representatives of the Company and the Special Committee reviewed and further negotiated the terms and conditions of the proposed Merger Agreement.

     On the morning of December 9, 1998, PaineWebber received a telephone call from Wasserstein Perella inquiring whether the Special Committee was prepared to accept an offer of $9.25 per Class A Share. PaineWebber discussed the proposal with the Chairman of the Special Committee, who again requested that PaineWebber attempt to negotiate a higher price. PaineWebber telephoned Wasserstein Perella and was advised that the Company was not prepared to increase its offer beyond $9.25 per Class A Share. Subsequently, Mr. Mullen telephoned Mr. Ziegler, the Chairman of the Board of Directors, directly in order to discuss the offer price and the terms and conditions of the Merger Agreement. After a series of telephone calls between Mr. Mullen and representatives of the Company, Mr. Ziegler agreed to support both an increase by the Company of its offer to $9.50 per Class A Share and the inclusion in the Merger Agreement of the Majority of the Minority Vote Requirement.

     At a meeting of the Board of Directors that began later on December 9, 1998, Mr. Tweedy's resignation from the Special Committee was accepted. The Board of Directors understood that Mr. Tweedy's resignation was the result of his concern that personal health matters would preclude him from devoting the requisite time and energy to the processes of the Special Committee and believed it appropriate to defer to Mr. Tweedy's judgment on that subject matter. Mr. Tweedy did not resign his position as a member of the Board of Directors, although he did not attend the Board's December 9 meeting. Because the Board of Directors believed that Mr. Mullen was capable of functioning as the Special Committee, it reconstituted the Special Committee to consist solely of Mr. Mullen during the Board's December 9 meeting. Neither PaineWebber nor Wasserstein Perella commented on Mr. Tweedy's resignation or on the continuance of Mr. Mullen as the sole member of the Special Committee. After consideration of the issue, Chadbourne & Parke, counsel to the Special Committee, concurred that Mr. Tweedy should resign as a member of the Special Committee if he believed that he could no longer fulfill his duties as a member of the Special Committee due to concerns about his personal health. Thereafter, during an adjournment of the Board of Directors' meeting, the Special Committee met in person with its advisors. At such meeting, PaineWebber delivered its oral opinion, subsequently confirmed in writing as of that date, that the $9.50 per Class A Share price was fair, from a financial point of view, to the Unaffiliated Class A Holders. When the Board of Directors reconvened its meeting, the Special Committee presented its conclusions to the full Board of Directors and recommended the acceptance of the offer of $9.50 per Class A Share, as well as the terms and conditions of the proposed Merger Agreement, as amended to include the Special Committee's requirement that the proposed Merger be conditioned on, and the Merger Agreement contain a provision requiring, the Majority of the Minority Vote Requirement.

     After a thorough discussion of the terms of the Merger and the Merger Agreement, and after having been advised that the Special Committee had approved the Merger and the Merger Agreement based, in part, on the oral opinion rendered to the Special Committee by PaineWebber on December 9, 1998, later confirmed in writing as of that date, the Board of Directors unanimously determined that the terms of the Merger and the Merger Agreement were advisable, fair to, and in the best interests of, the Company and all of its stockholders (including the Class A Holders), and adopted resolutions approving the Merger and the Merger Agreement, and recommended and deemed it advisable that all of the stockholders of the Company vote to approve and adopt the Merger Agreement and the transactions contemplated thereby. Subsequently, the Merger Agreement was executed and delivered by authorized representatives of the Company, the Class B Holder and Newco. Thereafter, the Company issued a press release disclosing that the Company, Newco and the Class B Holder had signed a definitive Merger Agreement pursuant to which Newco would acquire all of the Class A Shares at $9.50 in cash per share, a premium of approximately 39% over $6.8125, the closing market price of the Class A Shares on the NYSE on December 9, 1998, which was the last full trading day prior to the announcement of the proposed Merger.

     After the announcement of the proposed Merger, the Stockholder Actions were initiated by Class A Holders (which suits purport to be brought as class actions on behalf of all stockholders of the Company) against the Company and its directors alleging, among other things, that the Class A Merger Consideration is inadequate and that certain actions and negotiations leading up to the proposed Merger were not conducted on an arm's-length basis. The Stockholder Actions were initiated in Delaware Court of Chancery in and for New Castle County. See 'SPECIAL FACTORS--Litigation Regarding the Merger.'

     Also subsequent to the announcement of the proposed Merger, on January 5, 1999, Timothy Mann, the President of the Company, received an unsolicited telephone call from another tobacco company asking for a meeting to explore the possibility of combining the businesses of the Company and the other tobacco company. No specific proposal was made to Mr. Mann and no terms of any potential transaction were proposed or discussed. Mr. Mann reported the inquiry to a meeting of the Board of Directors on January 6, 1999 called for that purpose. William Ziegler, III, the Chairman of the Board of Directors, reported that the Company had received past inquiries about whether the Class B Holder would consider selling its interest in the Company, and that the Class B Holder had consistently refused to sell its position in the Company or accept a transaction that would diminish the Class B Holder's control. Mr. Ziegler confirmed that the Class B Holder's position had not changed. Accordingly, in view of the position expressed by the Class B Holder, the Board of Directors authorized Mr. Mann to so notify the other tobacco company of the position of the Class B Holder. The other tobacco company was so notified by Mr. Mann.

     In early February 1999, J. Thomas Ryan, Executive Vice President-Sales & Marketing of the Company, met with a representative of an unrelated tobacco company following an unsolicited telephone call requesting the meeting. The other company's representative suggested exploring a combination of the smokeless tobacco businesses of the two companies. The other company's representative did not suggest any terms upon which such a combination could be effected or any price or other consideration that might be paid or received in connection with such a combination. Mr. Ryan replied that he doubted that such a transaction was feasible. At a meeting of the Company's Board of Directors on February 18, 1999, Mr. Ryan described the proposal that had been made. After discussion, the Board determined that, even if such a combination could obtain approval from federal regulatory authorities, it would not be consistent with the Company's business plan. Mr. Ryan so notified the other company.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER

     At a meeting held on December 9, 1998, the full Board of Directors, based upon the recommendation of the Special Committee made on that date, unanimously concluded that the terms of the Merger Agreement were advisable, fair to, and in the best interests of, the Company and all of its stockholders (including the Class A Holders), and thereafter approved and adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, and recommended to all of the stockholders of the Company that such stockholders vote to approve and adopt the same at the Special Meeting. The Class B Holder, Newco and William Ziegler, III have advised the Company that each of them agrees with such conclusion. See 'SPECIAL FACTORS--Purpose, Background and Effects of the Merger.'

     In determining to recommend to all of the stockholders of the Company that they approve and adopt the Merger Agreement and the transactions contemplated thereby, and in determining that the terms of the Merger and the Merger Agreement were advisable, fair to, and in the best interests of, the Company and all of its stockholders, the Board of Directors and the Special Committee considered certain factors, including but not limited to, the following:

     (i) the financial condition, assets, results of operations, business and prospects of the Company, and the risks inherent in achieving those prospects;

     (ii) the terms and conditions of the Merger Agreement, including the amount and form of consideration payable to the stockholders of the Company and the Majority of the Minority Vote Requirement, as more fully discussed below;

     (iii) the negotiations which took place between the Company and the Special Committee with respect to the Class A Merger Consideration that, among other things, led to an increase in the offer from $8.50 per Class A Share to $9.50 per Class A Share, and the belief by the member of the Special Committee that $9.50 per Class A Share was the highest price that the Company would agree to pay;

     (iv) that the Class A Merger Consideration of $9.50 per Class A Share to be received by the Class A Holders in the Merger represented a premium of approximately 39% over the $6.8125 per Class A Share closing price on December 9, 1998, the last full trading day before the public announcement of the Merger; and, that during the preceding six months, the Class A Merger Consideration represented a premium ranging from 7%, when the Class A Shares traded at $8.875 on June 9, 1998, to 95%, when the Class A Shares traded at $4.875 on October 9, 1998;

     (v) the Majority of the Minority Vote Requirement (which condition is in addition to the DGCL Vote Requirement and is not otherwise required by the DGCL or the Company's certificate of incorporation or bylaws) whereby it is required that the Merger and the Merger Agreement be approved and adopted by the affirmative vote of holders owning at least a majority of the Class A Shares represented in person or by proxy at the Special Meeting;

     (vi) in view of the fact that the Class B Holder has consistently stated its unwillingness to sell its Class B Shares in any transaction in which its control would be diminished, the determination that the Company could not be sold in any transaction in which the Class A Holders would have an opportunity to obtain a premium to market prices for the Class A Shares, and that the only meaningful comparison was between the $9.50 price per Class A Share payable in the Merger and the potential for market appreciation in the Class A Shares if the Company remained public and continued with its present business plan;

     (vii) the trading prices and volume at which the Class A Shares traded since the Initial Public Offering, which include trading prices and volumes at the time of the Company's stock repurchase program in which the Company paid $13.00 per Class A Share in March 1998, and the Board of Directors' belief, in light of the factors that have affected the Company and the entire tobacco industry since the first quarter of 1998, in the fairness, from a financial point of view, of the Class A Merger Consideration of $9.50 per Class A Share to be received by the Unaffiliated Class A Holders (see 'SPECIAL FACTORS--Purpose, Background and Effects of the Merger');

     (viii) the opinion of PaineWebber as to the fairness, from a financial point of view, of the Class A Merger Consideration of $9.50 per Class A Share to be received by the Unaffiliated Class A Holders and the analysis presented to the Special Committee by PaineWebber (which analysis included factors such as net book value (as of September 30, 1998, $3.18 per Class A Share) and going concern value) (see 'SPECIAL FACTORS--Engagement by the Special Committee and Opinion of PaineWebber');

     (ix) specifically regarding the recommendation to the Class B Holder, the advice by Wasserstein Perella that the Class A Merger Consideration was reasonable to pay from the Company's point of view;

     (x) the availability of appraisal rights under the DGCL to holders of Common Shares who dissent in the Merger; and

     (xi) the alternative transactions considered by Wasserstein Perella in connection with its engagement by the Company, and the Company's conclusion that the Merger was the most feasible alternative.

     In light of the number and variety of factors the Board of Directors and the Special Committee considered in connection with their evaluation of the Merger, the Board of Directors did not find it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Board of Directors nor the Special Committee did so. Rather, the Special Committee and the Board of Directors based their recommendation on the totality of the information presented to and considered by them, except that particular consideration was placed on (i) the opinion of PaineWebber that the Class A Merger Consideration was fair to the Unaffiliated Class A Holders, from a financial point of view; (ii) the arm's-length negotiation that took place between the Special Committee, on the one hand, and the Company, on the other hand, that resulted in the Class A Merger Consideration of $9.50 per share; and
(iii) the fact that the Merger must be approved by a majority of the Class A Holders represented in person or by proxy at the Special Meeting in order for the Merger to be consummated. The Board of Directors and the Special Committee did not deem relevant, and PaineWebber was not asked to analyze, liquidation value since, following the Merger, the Company will continue to conduct its operations and business substantially as they are currently conducted. See '--Plans for the Company After the Merger.'

     The foregoing discussion of the factors considered by the Special Committee and the Board of Directors is not meant to be exhaustive, but includes all material factors considered by the Special Committee and the Board of Directors to support their respective decisions to recommend the Merger.

     The Board of Directors regularly consulted with its legal counsel and Wasserstein Perella, and the Special Committee regularly consulted with PaineWebber and Chadbourne & Parke during the course of their due diligence and considerations in connection with the analysis of the Company and the evaluation of the Merger (including the Class A Merger Consideration) and the terms of the Merger Agreement.

     As discussed elsewhere in this Proxy Statement, the Company does not believe that there is any connection between the price paid in the Initial Public Offering (as defined herein) or the price at which the Company repurchased Class A Shares in February 1998 and the $9.50 price offered in the Merger. Instead, the Company believes that, in determining whether to vote for the Merger and the Merger Agreement, each Class A Holder will consider, among other factors (i) the actual price at which such holder purchased his or her Class A Shares (whether above or below the $9.50 price payable in the Merger),
(ii) the changed business, financial condition and prospects of the Company, and of the tobacco industry generally, and such Class A Holder's own expectations regarding the same, (iii) the relative risks and benefits inherent in the Company's business and prospects, (iv) the trading history (including price and volume declines) of the Class A Shares, including the general pattern of decline since the Initial Public Offering (as defined herein), and (v) the individual personal circumstances regarding such Class A Holder, and the tax ramifications arising from his or her sale of Class A Shares at the current time.

     The Board of Directors believes that the Merger is procedurally fair because: (i) the Board of Directors and the Special Committee, based, in part, on advice received from their respective financial advisors, voted unanimously in favor of the Merger and the Merger Agreement; (ii) the Special Committee retained PaineWebber to advise it in evaluating the fairness of the terms of the Merger (including without limitation, the Class A Merger Consideration), which firm had never been directly engaged by the Company for investment advisory or corporate finance services; (iii) PaineWebber delivered its opinion to the Special Committee that the Class A Merger Consideration was fair, from a financial point of view, to the Unaffiliated Class A Holders, (iv) the Board of Directors and the Special Committee were represented by separate legal counsel; and (iv) the Merger Agreement contains a condition to the consummation of the Merger, namely, the Majority of the Minority Vote Requirement, which requires that the Merger Agreement and the Merger be approved and adopted by the affirmative vote of holders owning at least a majority of the Class A Shares represented in person or by proxy at the Special Meeting. The inclusion of the Majority of the Minority Vote Requirement as a condition to the consummation of the Merger was required by the Special Committee during negotiations with the Company on the terms of the Merger Agreement, and is not otherwise required under the DGCL or the Company's certificate of incorporation or bylaws. The Majority of the Minority Vote Requirement effectively provides the Class A Holders, voting as a separate class, the ability to accept or reject the Merger Agreement regardless of the 98% voting power held by the Class B Holder. In determining that the Merger was procedurally fair, the Board of Directors also considered certain effects of the Merger, including that, upon consummation of the Merger, the Class A Holders would have no continuing equity interest in the Company.

     The Board of Directors, at a meeting held on December 9, 1998, considered the recommendation of the Special Committee, as well as the factors considered by the Special Committee, and unanimously determined that the proposed Merger is advisable, fair to, and in the best interests of, the Company and its stockholders (including the Class A Holders), approved and adopted the Merger Agreement, and recommended that such stockholders vote to approve and adopt the Merger Agreement and the transactions contemplated thereby.

ENGAGEMENT BY THE SPECIAL COMMITTEE AND OPINION OF PAINEWEBBER

     The Special Committee retained PaineWebber to act as its financial advisor with respect to the Merger and the Merger Agreement and related matters pursuant to an engagement letter dated November 30, 1998. At a meeting of the Special Committee on December 9, 1998, PaineWebber delivered its oral opinion, which opinion was later confirmed in writing as of such date, that, as of such date, and based upon and subject to various limitations, qualifications and assumptions set forth in the opinion, the Class A Merger Consideration to be received by the Unaffiliated Class A Holders in the Merger is fair, from a financial point of view.

     The full text of the written opinion of PaineWebber, dated as of December 9, 1998, which sets forth the limitations, qualifications and assumptions made, matters considered and limits of the review undertaken in connection with the opinion, is attached hereto as Appendix B, and is incorporated by reference. Stockholders of the Company are urged to read the opinion in its entirety. PaineWebber's written opinion is addressed to the Special Committee of the Board of Directors, is directed only to the Class A Merger Consideration to be paid to the Unaffiliated Class A Holders pursuant to the Merger Agreement and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote at the Special Meeting. The summary of the opinion of PaineWebber set forth in this Proxy Statement is qualified in its entirety by reference to the full text of such opinion (attached hereto as Appendix B).

     In connection with the Special Committee's consideration of the draft Merger Agreement, PaineWebber delivered its opinion to the effect that, as of December 9, 1998 and based on its review and assumptions and subject to the limitations summarized below, the Class A Merger Consideration to be paid in the Merger is fair, from a financial point of view, to the Unaffiliated Class A Holders. The opinion was directed to the Special Committee and does not constitute a recommendation to any stockholder of the Company as to how any such stockholder should vote on the Merger. The Company did not request, and the opinion does not address, the relative merits of the Merger or any other consideration that might be paid for the Class A Shares other than the Class A Merger Consideration, nor did the opinion address any other transactions or business strategies considered by the Board of Directors or the Special Committee as alternatives to the Merger or the decision of the Board of Directors to proceed with the Merger. The Special Committee did not place any limitations upon PaineWebber with respect to the procedures followed or factors considered in rendering its opinion.

     In arriving at its opinion, PaineWebber, among other things: (1) reviewed, among other public information, the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1997, the Company's Form 10-Q and the related financial information for the nine months ended September 30, 1998; (2) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company furnished by the Company; (3) conducted discussions with members of senior management of the Company concerning its businesses and prospects; (4) reviewed the historical market prices and trading activity for the Class A Shares and compared them with that of certain publicly-traded companies which PaineWebber deemed to be relevant; (5) compared the results of operations of the Company with that of certain companies which PaineWebber deemed to be relevant; (6) compared the proposed financial terms of the Merger with the financial terms of certain other business combinations which PaineWebber deemed to be relevant; (7) reviewed a draft of the Merger Agreement dated December 4, 1998; and (8) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as PaineWebber deemed necessary, including its assessment of general economic, market, regulatory and monetary conditions.

     In preparing its opinion, PaineWebber relied on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to PaineWebber by or on behalf of the Company, and PaineWebber did not assume any responsibility to independently verify such information. With respect to the financial forecasts examined by PaineWebber, PaineWebber assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future performance of the Company. PaineWebber also relied upon assurances of the management of the Company that they were unaware of any facts that would make the information or financial forecasts provided to PaineWebber incomplete or misleading. PaineWebber did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was PaineWebber furnished with any such evaluations or appraisals. PaineWebber also assumed, with the consent of the Special Committee, that any material liabilities (contingent or otherwise, known or unknown) that are required to be set forth in accordance with generally accepted accounting principles are as set forth in the financial statements of the Company or the notes related thereto. The opinion is based upon general economic, monetary, regulatory and market conditions existing on the date thereof. Furthermore, PaineWebber expressed no opinion as to the price or trading ranges at which the Class A Shares will trade from the date of the opinion. It should be understood that, although subsequent developments may affect the opinion, PaineWebber does not have any obligation to update, revise or reaffirm its opinion.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. PaineWebber did not place particular reliance or weight on any individual analysis. Accordingly, PaineWebber believes that its analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, PaineWebber made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Accordingly, such estimates are inherently subject to substantial uncertainty. PaineWebber assumes that such estimates were reasonably prepared by the Company on bases reflecting the best currently available estimates and good faith judgments of the Company's management as to the future performance of the Company. PaineWebber assumes no responsibility for the accuracy of such estimates. In addition, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business may actually be sold.

     The following summary describes the significant analyses performed by PaineWebber in arriving at its opinion:

     Selected Comparable Public Company Analysis. Using public information, PaineWebber compared selected historical and projected financial, operating and stock market performance data of the Company to the corresponding data of the following companies: Consolidated Cigar Holdings Inc. and General Cigar Holdings, Inc., comprising the Cigar Company Index (collectively, the 'Cigar Comparable Companies').

     With respect to the Company and the Cigar Comparable Companies, PaineWebber compared multiples of total enterprise value ('TEV') (market value of equity, based on stock market prices as of December 4, 1998, plus total debt less cash and cash equivalents and unconsolidated investments as of their most recent Form 10-Q) and equity market value ('EMV') to latest twelve months ('LTM') net revenue, LTM earnings before interest, taxes, depreciation and amortization ('EBITDA'), LTM earnings before interest and taxes ('EBIT'), LTM net income and earnings per share estimates for the fiscal years ending 1998, 1999 and 2000. The Company's TEV multiples of LTM net revenue, LTM EBITDA and LTM EBIT, based on the $9.50 offer price, were 1.53x, 5.6x and 6.2x, respectively. The Company's EMV multiples of LTM net income, and earnings per share estimates for fiscal years ending 1998, 1999 and 2000 were 8.9x, 9.9x, 9.5x and 8.6x, respectively. The relevant Cigar Comparable Companies' TEV multiples of LTM net revenue, LTM EBITDA and LTM EBIT were 1.12x to 1.98x, 5.0x to 6.7x and 5.7x to 7.4x, respectively. The relevant Cigar Comparable Companies' EMV multiples of LTM net income and earnings per share estimates for fiscal years ending 1998, 1999 and 2000 were 7.3x to 8.5x, 9.9x to 10.7x, 8.2x to 9.1x and 7.7x to 8.5x.
PaineWebber applied the relevant Cigar Comparable Companies' multiples to the Company's LTM net revenue, LTM EBITDA, LTM EBIT, LTM net income and earnings per share estimates for fiscal years ending 1998, 1999 and 2000 and derived an implied range of fully diluted equity values for the Company of $8.00 to $10.50 per share. PaineWebber noted that the Class A Merger Consideration fell within this range.

     Discounted Cash Flow Analysis: PaineWebber analyzed the Company's projected after-tax free cash flows through December 31, 2005, based on the Company's estimates provided to PaineWebber, utilizing a range of discount rates and terminal value multiples. PaineWebber assumed terminal value exit multiple ranges in December 2005 based on EBITDA and price to earnings of 5.0x-6.5x and 7.0x-10.0x, respectively, and assumed a discount rate range of 10.0%-13.0%. These discount rates were determined through the use of the capital asset pricing model and, in conducting its analysis, PaineWebber reviewed with the Company's management the Company's projected financial performance and the risks associated with the Company's business to derive what PaineWebber believed were appropriate discount rates. Based on the foregoing, PaineWebber derived an implied range of fully diluted equity values for the Company of $9.50 to $11.00 per share. PaineWebber noted that the Class A Merger Consideration fell at the bottom end of this range.

     Minority Interest Buyout Analysis. PaineWebber analyzed premiums paid to noncontrol shareholders in all industries in cash transactions greater than $10 million announced and completed since 1987 (86 transactions), 1993 (41 transactions), and 1996 (19 transactions). This analysis indicated mean premiums to the target's closing stock price one day, one week and four weeks prior to the announcement of the transaction of 23.4%, 25.4% and 29.5%, respectively. Based on the closing trading prices of the Class A Shares one day, one week and four weeks prior to December 4, 1998, applying the relevant premiums to the applicable closing stock prices yielded fully diluted equity values of $8.00 to $9.00 per share. PaineWebber noted that the Class A Merger Consideration was above this range.

     Implied Share Price Based on Projected Earnings Per Share
Analysis: PaineWebber applied a range of forward price to earnings multiples from 7.0x--10.0x to projected earnings per share provided by the Company's management to derive a range of future stock prices at the end of 1999 and 2000. The future stock prices were then discounted to derive a range of implied present value stock prices of $8.00 to $10.00. PaineWebber noted that the Class A Merger Consideration fell within this range.

     Leveraged Recapitalization Analysis: PaineWebber analyzed the potential stockholder value implications of a debt-financed special dividend. Future stock prices at the end of 1999 and 2000 were determined by using the projected earnings per share provided by the Company's management, adjusted for debt service, multiplied by a range of forward price to earnings multiples from 7.0x--10.0x. The future stock prices were then discounted to derive a range of implied present value stock prices of $9.50 to $11.50. PaineWebber noted that the Class A Merger Consideration fell at the bottom end of this range.

     The Special Committee selected PaineWebber to be its exclusive financial advisor in connection with the Merger because PaineWebber is a prominent investment banking and financial advisory firm with experience in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate purposes. PaineWebber has had no prior investment advisory or corporate finance relationship with the Company or the Class B Holder.

     In the ordinary course of business, PaineWebber may trade the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

     The Company has paid PaineWebber a fee of $500,000 for its services in rendering its opinion as to whether or not the Class A Merger Consideration is fair, from a financial point of view, to the Unaffiliated Class A Holders, together with its reasonable out-of-pocket expenses (including the fees and disbursements of its counsel). The Special Committee, on behalf of the Company, also agreed, under a separate agreement, to indemnify PaineWebber, its affiliates and each of its directors, officers, agents and employees, and each person, if any, controlling PaineWebber or any of its affiliates against certain liabilities, including liabilities under the federal securities laws.

CERTAIN EFFECTS OF THE MERGER

     Pursuant to the Merger Agreement, following approval and adoption of the Merger Agreement and the transactions contemplated thereby and subject to the fulfillment or waiver of certain conditions, the Company will be merged with and into Newco, and Newco will conduct the current business of the Company under the Company's name as the surviving corporation of the Merger. Each Class A Share (other than Class A Shares held in treasury (which will be cancelled) or held by Class A Holders who perfect their rights of appraisal of their Class A Shares in accordance with the DGCL) will be converted into the right to receive the Class A Merger Consideration in the Merger. The 28,100,000 Class B Shares held by the Class B Holder will be converted in the Merger into 2,810 newly-issued shares of Newco Common Stock. Upon consummation of the Merger, the Class B Holder will own, and Mr. Ziegler will control, all of the outstanding common stock and voting power of Newco, the surviving corporation of the Merger.

     Accordingly, if the Merger is consummated, the Class A Holders will no longer have any equity or other interest in, and will not be stockholders of, the Company, and therefore, will not benefit from any future earnings or growth of the Company or increases in the value of the Class A Shares that might have occurred had the Merger not been consummated. Conversely, such Class A Holders will no longer bear the risk of any decreases in the value of the Company that might have occurred had the Merger not been consummated.

     The Class A Shares are currently registered under the Exchange Act and are listed for trading on the NYSE under the symbol 'SWR.' As a result of the consummation of the Merger, the Class A Shares will be delisted from the NYSE, the registration of the Class A Shares under the Exchange Act will be terminated, the Company will be relieved of its current obligation to comply with the reporting requirements of the Exchange Act (including the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange
Act), and its directors, officers and beneficial owners of more than 10% of the Class A Shares will be relieved of the reporting requirements and restrictions on insider trading under Section 16 of the Exchange Act. Accordingly, less information will be required to be made currently available than is the case at this time.

     At the Effective Time of the Merger, certain unexercised Stock Options outstanding under the Stock Option Plan held by certain executive officers and key employees of the Company will be canceled. It is currently expected that Newco will adopt an employee benefit plan in which such executive officers and key employees will be permitted to participate, but it is not anticipated that the terms of such plan will be determined or that such plan will be adopted prior to the Merger.

     The directors and officers of the Company at the Effective Time of the Merger will be the directors and officers of Newco, as the surviving corporation, from and after the Effective Time of the Merger.

PLANS FOR THE COMPANY AFTER THE MERGER

     It is expected that, following consummation of the Merger, the operations and business of the Company will, except as set forth in this Proxy Statement, be conducted by Newco, as the surviving corporation of the Merger, substantially as they are currently conducted by the Company.

     Except as described in this Proxy Statement, neither the Company nor the Class B Holder has any present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Company's corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations or sale or transfer of a material amount of assets. However, Newco (as the successor to the Company after the Merger) and the Class B Holder will continue to evaluate the business and operations of the Company after the Merger, and may propose or develop new plans and proposals which either considers to be in the best interests of Newco and its stockholders.

CONDUCT OF THE BUSINESS OF THE COMPANY IF THE MERGER IS NOT CONSUMMATED

     Consummation of the Merger is subject to several conditions, including (i) satisfaction of the DGCL Vote Requirement and the Majority of the Minority Vote Requirement, (ii) absence of any legal restraints, proceedings or prohibitions that prevent consummation of the Merger, (iii) all governmental authorizations necessary for the consummation of the Merger must have been obtained and (iv) the Company and Newco must obtain financing in an amount sufficient to pay the aggregate Class A Merger Consideration and certain other fees and expenses related to the transactions contemplated by the Merger and the Merger Agreement. As described in 'THE MERGER AND THE MERGER AGREEMENT--Financing of the Merger,' the Company and Newco have a commitment from the Lender for the required financing, which contains several conditions. Accordingly, even if the requisite stockholder approval is obtained, there can be no assurance that the Merger will be consummated. See 'THE MERGER AND THE MERGER AGREEMENT--Conditions to the Consummation of the Merger.'

     If the Merger is not consummated for any reason, it is expected that the business and operations of the Company will continue to be conducted by the Company's current management, under the direction of the Board of Directors, substantially as they are currently being conducted, and the Class B Holder will continue to hold the Class B Shares. No other transaction is currently being considered by the Company as an alternative to the Merger.

     If the Merger is not consummated, the Company may purchase additional Class A Shares on terms more or less favorable to the holders of the Class A Shares than the terms of the Merger or offer or sell Class A Shares, from time to time, in each case subject to availability at prices deemed acceptable to the Company, pursuant to a merger transaction, tender offer, open market or privately negotiated transactions or otherwise.

INTEREST OF CERTAIN PERSONS IN THE MERGER; TREATMENT OF CERTAIN CLASS A SHARES AND OPTIONS

     In considering the recommendation of the Special Committee and the Board of Directors with respect to the Merger, stockholders of the Company should be aware that certain officers and directors of the Company have certain interests in the Merger or certain relationships, including those referred to below, that may be considered to give rise to divided interests in considering the Merger. The Special Committee and the Board of Directors were aware of these potential or actual conflicts of interest and considered them along with other matters described under '--Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger.'

     At the Effective Time, the 28,100,000 Class B Shares owned by the Class B Holder immediately prior to the Effective Time of the Merger will be converted into 2,810 shares of Newco Common Stock, which will constitute the only outstanding shares of Newco Common Stock, representing all of the outstanding voting power of Newco. Newco was formed by the Company to consummate the Merger, and since the majority of the voting power of the Company is held by the Class B Holder (which is controlled by William Ziegler, III who is also the Chairman of the Board and the Chief Executive Officer of the Company), the Class B Holder is also the controlling person of Newco. Accordingly, upon consummation of the Merger, Mr. Ziegler, through his control of the Class B Holder, will control all of the outstanding capital stock and voting power of Newco. 'THE PARTIES--The Company--Security Ownership.'

     The directors and executive officers of the Company (including any person who served as a director or executive officer of the Company at any time during
1998) beneficially owned, as of December 31, 1998, an aggregate of 24,850 Class A Shares, or less than 1% of the outstanding Class A Shares. Mr. Ziegler controls all of the outstanding capital stock of the Class B Holder, which, in turn, owns all of the outstanding Class B Shares. All Class A Shares held by such directors and executive officers at the Effective Time will be converted, upon consummation of the Merger, along with all other publicly-held Class A Shares (other than Dissenting Shares, as defined below), into the right to receive the Class A Merger Consideration. The Company believes that the present intention of the Company's directors and executive officers who own Class A Shares is to vote all Class A Shares with respect to which they possess sole or shared voting power for approval and adoption of the Merger Agreement and the transactions contemplated thereby. See 'THE PARTIES--The Company--Security Ownership.'

     Additionally, the Company's executive officers and certain other key employees held, as of December 31,1998, Stock Options to purchase an aggregate of 1,853,890 Class A Shares at exercise prices ranging from $17.00 to $17.875, each of which is subject to cancellation in the Merger. At the Effective Time of the Merger, all unexercised Stock Options outstanding under the Stock Option Plan held by certain executive officers of the Company will be canceled. It is currently expected that Newco will adopt an employee benefit plan in which such executive officers and key employees will be permitted to participate, but it is not anticipated that the terms of such plan will be determined or that such plan will be adopted prior to the Merger.

LITIGATION REGARDING THE MERGER

     After the Company announced the Merger on December 9, 1998, the following Stockholder Actions challenging the Merger were filed, on various dates, in the Court of Chancery of the State of Delaware in and for New Castle County: Ruthie Parnes v. Cynthia Z. Brighton, et al., Civil Action #16834NC; Ann Mark v. William Ziegler, III, et al., Civil Action #16839NC; John Michael Dawson v. Cynthia Z. Brighton, et al., Civil Action #16837NC; Harbor Finance Partners v. William Ziegler, III, et al., Civil Action #16838NC; Joseph Falzone v. Cynthia
Z. Brighton, et al., Civil Action #16842NC; and Donald Seeth v. William Ziegler, III, et al., Civil Action #16861NC. Each Stockholder Action names the Company and some or all of the members of the Board of Directors of the Company as defendants; one also names Newco as a defendant.

     Generally, the Stockholder Actions purport to be brought on behalf of the holders of Common Shares of the Company and allege substantially similar claims of breach of fiduciary duty. In general, plaintiffs allege that the Class A Merger Consideration is unjust and inadequate in that the intrinsic value of Class A Shares is allegedly greater than the Class A Merger Consideration, in view of the Company's prospects; the Class A Merger Consideration includes an inadequate premium; and the Class A Merger Consideration is designed to cap the market price of the Class A Shares before the trading price for the Class A Shares could recover from an alleged temporary downturn in the market. Certain of the complaints also allege that the proposed Merger is unfair because the Ziegler family allegedly possesses proprietary corporate information concerning the Company's prospects and that the Ziegler family's ownership position in the Company through its beneficial ownership of the Class B Shares will preclude an effective 'market check.' The Stockholder Actions also generally seek injunctive relief, an injunction of the proposed Merger (or, if it is consummated, recission thereof), compensatory and other damages; and an award of attorney's fees and expenses. The parties in the Stockholder Actions have entered into a Memorandum of Understanding, dated as of April 26, 1999, setting forth a proposed settlement of the Stockholder Actions, subject to approval of the Delaware Court of Chancery. Pursuant to the Memorandum of Understanding the Company agreed: to permit counsel for plaintiffs to review and comment on a draft of this Proxy Statement; to provide counsel for plaintiffs, based on a confidentiality agreement, certain financial data to enable them, with the assistance of an independent expert retained by plaintiffs, to form a belief as to the fairness of the Class A Merger Consideration as of the date of the Memorandum of Understanding; not to disband or restrict the scope of authority of the Special Committee pending effectiveness of the Merger or termination of the Merger Agreement; and, for a period of twelve months, without consultation and negotiation with the Special Committee, not to cause the Company to engage in any freeze-out merger (other than the Merger) pursuant to which the Class A Shares are converted into cash without the consent of the holders thereof. Plaintiffs agreed to dismiss the Stockholder Actions and to release the Company, its directors, Newco and Hay Island from all claims which were or could have been asserted against the Company, its directors, Newco or Hay Island in the Stockholder Actions relating to the Merger or the disclosures made in connection therewith. Plaintiffs intend to apply for, and the defendants have agreed not to oppose, an award of attorneys' fees and expenses in an aggregate amount not to exceed $350,000.

     The Company has included in this Proxy Statement certain language, proposed by plaintiffs' counsel pursuant to the Memorandum of Understanding, and the Company has been advised that the independent expert retained by plaintiffs has concluded that the Class A Merger Consideration is fair to the Class A Holders. It is anticipated that a Stipulation of Settlement will be filed in the Delaware Court of Chancery seeking approval of the proposed settlement upon notice to the class which the plaintiffs purport to represent.

     For information with respect to other litigation involving the Company, see 'THE PARTIES--The Company--Legal Proceedings.'

                      THE MERGER AND THE MERGER AGREEMENT

     The following includes a description of the material provisions of the Merger Agreement, a copy of which is attached hereto as Appendix A and is incorporated herein by reference.

MERGER CONSIDERATION

     In the Merger, each Class A Share (other than Class A Shares held in treasury (which will be cancelled) and Class A Shares owned by Class A Holders who have properly perfected their appraisal rights under the DGCL ('Dissenting Shares')), will be converted, without any action on the part of the Class A Holders, into the right to receive $9.50 in cash. The outstanding 28,100,000 Class B Shares will be converted into 2,810 shares of newly-issued Newco Common Stock.

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective when the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL or at such later time as is specified in the Certificate of Merger. The required filing is expected to be made promptly after the approval and adoption of the Merger and the Merger Agreement by the stockholders of the Company at the Special Meeting and the satisfaction or waiver of the other conditions to the Merger set forth in the Merger Agreement.

EXCHANGE AND PAYMENT PROCEDURES

     As soon as practicable after the Effective Time, BankBoston, the paying agent for the Merger (the 'Paying Agent'), will mail to each record holder (other than holders of Dissenting Shares) of an outstanding certificate or certificates representing Common Shares as of the Effective Time, a letter of transmittal and instructions for use in effecting the surrender of such certificates for exchange for the applicable Merger Consideration. Upon surrender to the Paying Agent of a certificate representing Common Shares, together with such letter of transmittal, duly executed, the holder of such certificate shall be entitled to receive $9.50 in cash per Class A Share, and a certificate evidencing ownership of 2,810 newly-issued Newco Common Stock, in the case of Class B Shares. Until surrendered in accordance with the foregoing instructions, each certificate representing Class A Shares will represent for all purposes only the right to receive such cash payment (if so surrendered).

     STOCKHOLDERS OF THE COMPANY SHOULD NOT DELIVER THEIR COMMON SHARE CERTIFICATES NOW, BUT SHOULD SEND THEM ONLY PURSUANT TO INSTRUCTIONS SET FORTH IN THE LETTER OF TRANSMITTAL TO BE MAILED TO STOCKHOLDERS AS SOON AS PRACTICABLE AFTER THE EFFECTIVE TIME. IN ALL CASES, THE MERGER CONSIDERATION WILL BE PROVIDED ONLY IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THIS PROXY STATEMENT AND SUCH LETTERS OF TRANSMITTAL.

     The Company and Newco strongly recommend that certificates for Common Shares and letters of transmittal be transmitted only by registered United States mail, return receipt requested, appropriately insured. Holders of Common Shares whose certificates are lost will be required at the holder's expense to furnish a lost certificate affidavit and bond acceptable in form and substance to BankBoston, the Company's Paying Agent.

     Any Merger Consideration not validly claimed by stockholders of the Company will be subject to surrender to governmental entities pursuant to applicable abandoned property, escheat or similar laws. Neither the Paying Agent nor any party to the Merger Agreement will be liable to any holder of certificates formerly representing Common Shares for any amount paid to any such governmental entity.

     The Company will pay all charges and expenses of the Paying Agent in connection with the Merger and the payment and issuance of the Merger Consideration.

     Any questions concerning exchange and payment procedures and requests for letters of transmittal may be addressed to the Paying Agent at 150 Royall Street, Canton, Massachusetts 02028.

TRANSFER OF COMMON SHARES

     No transfer of Class A Shares will be made on the stock transfer books of the Company after the close of business on the day immediately prior to the Effective Time. If, on or after the Effective Time, certificates for Class A Shares are presented, they will be canceled and exchanged for the right to receive the Class A Merger Consideration, as provided in the preceding section of this Proxy Statement.

THE MERGER AGREEMENT

COVENANTS

     The Company has agreed in the Merger Agreement to submit the Merger Agreement for consideration by the stockholders of the Company at the Special Meeting and to recommend to the stockholders of the Company the approval and adoption of the Merger and the other transactions contemplated by the Merger Agreement, subject, however to the right (as set forth in the Merger Agreement) of the Special Committee or the Board of Directors (i) to withdraw, modify or change any recommendation and declaration with respect to the Merger Agreement or (ii) to recommend and declare advisable any other offer or proposal as it shall deem consistent with the exercise of its fiduciary duties to the stockholders of the Company.

     The Class B Holder has agreed to vote its Class B Shares in favor of the Merger and the Merger Agreement, unless the Special Committee or the Board of Directors withdraws, modifies or changes any recommendations or declaration regarding the Merger Agreement or the Merger. Newco, with certain conditions, has agreed to cause the Company to maintain the current levels of director and officer liability insurance and that all rights to indemnification now existing in favor of the present directors or officers of the Company and its subsidiaries as in effect on the date of the Merger Agreement shall continue.

     The Company, the Class B Holder and Newco have agreed in the Merger Agreement (i) to prepare and file with the SEC this Proxy Statement and the
Schedule 13E-3 Transaction Statement and otherwise to make all necessary filings and take all necessary actions in order to comply with federal and state securities laws applicable to all the transactions contemplated by the Merger Agreement; (ii) to consult with each other in advance of making public announcements concerning the Merger; and (iii) to use best efforts to take or cause to be taken all action and to do or cause to be done all things necessary or advisable to consummate the transactions contemplated by the Merger Agreement.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of the Company to each of Newco and the Class B Holder, including with respect to the following matters: (i) the due organization and valid existence of the Company and its subsidiaries and similar corporate matters; (ii) the capitalization of the Company; (iii) the due authorization, execution and delivery of the Merger Agreement and its binding effect on the Company; (iv) the lack of conflicts between the Merger Agreement and the transactions contemplated thereby with the Company's certificate of incorporation or bylaws, contracts to which it or its subsidiaries are parties or any law, rule, regulation, order, writ, injunction or decree binding upon the Company or its subsidiaries; (v) the accuracy of the Company's filings with the SEC and financial statements; (vi) the opinion of PaineWebber and the approval of the Merger by the Special Committee; (vii) the accuracy of the information provided by the Company for inclusion in this Proxy Statement and the Schedule 13E-3; and (viii) the compliance with law. Such representations and warranties are subject, in certain cases, to specified exceptions and qualifications.

     The Merger Agreement also contains representations and warranties of each of the Class B Holder and Newco, as the case may be, to the Company, including with respect to the following matters: (i) the due organization and valid existence of each of the Class B Holder and Newco, respectively, and similar corporate matters; (ii) the due authorization, execution and delivery of the Merger Agreement by the Class B Holder and Newco, respectively, and its binding effect on each of them; (iii) regulatory filings and approvals, and the absence of conflicts of the Merger Agreement and the transactions contemplated thereby with the certificate of incorporation or bylaws of each of the Class B Holder and Newco, or with any contract binding upon either of the Class B Holder or Newco or with any law, rule, regulation, order, writ, injunction or decree binding upon any of such parties; (iv) the formation, capitalization and absence of prior activities of Newco; and (v) the accuracy of the information provided by the Class B Holder and Newco, respectively, for inclusion in this Proxy Statement and the Schedule 13E-3. Such representations and warranties are subject, in certain cases, to specified exceptions and qualifications.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     The obligations of each of the Company, Newco and the Class B Holder to consummate the Merger are subject to the fulfillment or waiver (if permissible) at or prior to the Effective Time of certain conditions, including (i) the satisfaction of the DGCL Vote Requirement and the Majority of the Minority Vote Requirement; (ii) there not being in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or agency directing that the transactions contemplated by the Merger Agreement not be consummated; (iii) all required consents, waivers and approvals having been obtained and continuing to be in effect at the Effective Time; and (iv) Newco and the Company having obtained funds sufficient to consummate the Merger (including, without limitation, funds sufficient to pay the Class A Merger Consideration and to pay all of the costs, fees and other expenses incident to the Merger as contemplated by the Merger Agreement and this Proxy Statement).

     The obligation of the Company to effect the Merger is subject to the fulfillment or waiver (if permissible) at or prior to the Effective Time of the following conditions: (i) the representations and warranties of the Class B Holder and Newco in the Merger Agreement being true when made and as of the Effective Time; (ii) the Class B Holder and Newco having performed in all material respects their respective material obligations contained in the Merger Agreement to be performed or complied with by the Class B Holder or Newco, respectively, at or prior to the Effective Time; (iii) that neither of the Special Committee or the Board of Directors has, prior to the Effective Time, withdrawn, modified or changed any recommendation or declaration regarding the Merger Agreement or the Merger, or recommended or declared advisable any other offer or proposal that, in the opinion of the Special Committee or the Board of Directors, after consultation with their counsel, is required by the exercise of its fiduciary duties to the stockholders of the Company under applicable law;
(iv) the opinion of PaineWebber has not been withdrawn or revoked; and (v) the delivery to the Company of certificates of each of the Class B Holder and Newco to the effect that the conditions set forth in (i) and (ii) have been fulfilled.

     The obligation of the Class B Holder to effect the Merger is subject to the fulfillment or waiver (if permissible) at or prior to the Effective Time of the following conditions: (i) the representations and warranties of each of the Company and Newco in the Merger Agreement being true when made and as of the Effective Time, (ii) each of the Company and Newco having performed in all material respects its material obligations contained in the Merger Agreement to be performed or complied with by each of the Company and Newco at or prior to the Effective Time; and (iii) the delivery to the Class B Holder of a certificate of each of the Company and Newco to the effect that the conditions set forth in (i) and (ii) have been fulfilled.

     The obligation of Newco to effect the Merger is subject to the fulfillment or waiver (if permissible) at or prior to the Effective Time of the following conditions: (i) the representations and warranties of each of the Company and the Class B Holder in the Merger Agreement being true when made and as of the Effective Time, (ii) each of the Company and the Class B Holder having performed in all material respects its material obligations contained in the Merger Agreement to be performed or complied with by each of the Company and the Class B Holder at or prior to the Effective Time; and (iii) the delivery to Newco of a certificate of each of the Company and the Class B Holder to the effect that the conditions set forth in (i) and (ii) have been fulfilled.

     The Merger Agreement provides that the parties thereto may waive compliance in whole or in part with any of the conditions contained therein to the extent permitted by law, provided that any such waiver by the Company must be approved by the Special Committee.

TERMINATION; AMENDMENTS; WITHDRAWAL OF RECOMMENDATIONS

     The Merger Agreement provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval and adoption by the stockholders of the Company at the Special Meeting:
(i) by mutual written consent of Newco, the Class B Holder and the Company (with the concurrence of the Special Committee); (ii) by any of Newco, the Company or the Class B Holder if: (a) any court of competent jurisdiction in the United States or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable, (b) the Merger shall not have been consummated by June 30, 1999, provided that the right to terminate the Merger Agreement in such event is not available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of the Merger to occur on or before such date, or

(c) the Merger Agreement and the Merger shall have been voted on by stockholders of the Company at the Special Meeting and the vote shall not have been sufficient to satisfy the DGCL Vote Requirement or the Majority of the Minority Vote Requirement; or (iii) by the Company if (a) the Special Committee or the Board of Directors withdraws, modifies or changes its recommendation or declaration regarding the Merger Agreement or the Merger or recommends or declares advisable any other offer or proposal, or (b) the opinion of PaineWebber is withdrawn or revoked.

     The Merger Agreement provides that it may be amended by the parties thereto (with the concurrence of the Special Committee) at any time before or after approval and adoption thereof by the stockholders of the Company, but, after such approval and adoption, no amendment which by law requires further approval and adoption by such stockholders can be made without such further approval and adoption.

     The Merger Agreement permits the Board of Directors or the Special Committee, at any time prior to the Effective Time, to withdraw, modify or change any recommendation and declaration regarding the Merger or the Merger Agreement, or recommend and declare advisable any other offer or proposal, if, in the opinion of the Board of Directors or the Special Committee, after consultation with their respective counsel, such withdrawal, modification or change is required by the exercise of its fiduciary duties to the stockholders of the Company under applicable law.

DELAWARE STATUTORY APPRAISAL RIGHTS

CLASS A SHARES

     Holders of Class A Shares are entitled to appraisal rights under Section 262 of the DGCL. A Class A Holder having a beneficial interest in Class A Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect whatever appraisal rights the beneficial owner may have.

     THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262, WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX C TO THIS PROXY STATEMENT. All references in Section 262 and in this summary to a 'stockholder' are to the record holder of Class A Shares as to which appraisal rights are asserted. As used herein, 'Surviving Corporation' means Newco, the corporation surviving the Merger.

     Under the DGCL, Class A Holders who do not wish to accept, pursuant to the Merger, the Class A Merger Consideration provided for in the Merger Agreement and who follow the procedures set forth in Section 262 will be entitled to have their Class A Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the 'fair value' of such Class A Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by such court.

     Under Section 262, where a merger is to be submitted for approval and adoption at a meeting of stockholders, as in the case of the Special Meeting, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available and include in such notice a copy of Section 262. THIS PROXY STATEMENT SHALL CONSTITUTE SUCH NOTICE TO THE HOLDERS OF CLASS A SHARES AND THE APPLICABLE STATUTORY PROVISIONS OF THE DGCL ARE ATTACHED TO THIS PROXY STATEMENT AS APPENDIX C. Any stockholder who wishes to exercise such appraisal rights, or who wishes to preserve his right to do so, should review the following discussion and Appendix C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

     A Class A Holder wishing to exercise his appraisal rights must deliver to the Secretary of the Company, before the vote on the Merger and the Merger Agreement at the Special Meeting, a written demand for appraisal of his Class A Shares and must not vote his shares of stock in favor of approval and adoption of the Merger and the Merger Agreement. Because a proxy which does not contain voting instructions will, unless revoked, be voted for approval and adoption of the Merger and the Merger Agreement, a holder of Class A Shares who votes by proxy and who wishes to exercise his appraisal rights must (i) vote against approval and adoption of the Merger and the Merger Agreement or (ii) abstain from voting on approval and adoption of the Merger and the Merger Agreement. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the Merger and the Merger Agreement will constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any such proxy or vote. In addition, a Class A Holder wishing to exercise his or her appraisal rights must hold of record such Class A Shares on the date the written demand for appraisal is made and must continue to hold such Class A Shares until the Effective Time.

     Only a holder of record of Class A Shares is entitled to assert appraisal rights for the Class A Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as his or her name appears on the stock certificate(s). If the Class A Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Class A Shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds Class A Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Class A Shares held for one or more beneficial owners while not exercising such rights with respect to the Class A Shares held for other beneficial owners; in such case, the written demand should set forth the number of Class A Shares as to which appraisal is sought and when no number of Class A Shares is expressly mentioned the demand will be presumed to cover all Class A Shares held in the name of the record owner. Class A Holders who hold their Class A Shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee. All written demands for appraisal should be delivered to Karl H. Ziegler, Secretary of the Company, either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) addressed to him at: Karl H. Ziegler, Secretary of the Company, Swisher International Group Inc., 20 Thorndal Circle, Darien, Connecticut 06820.

     Within ten days after the Effective Time, the Surviving Corporation must send a notice as to the effectiveness of the Merger to each former stockholder of the Company who has made such a written demand for appraisal and who has not voted in favor of approval and adoption of the Merger and the Merger Agreement. Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any Class A Holder who is entitled to appraisal rights under
Section 262 and has complied with the requirements of Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Class A Shares. The Surviving Corporation is under no obligation to and has no present intention to file a petition in respect to the appraisal of the fair value of the Class A Shares. Accordingly, it is the obligation of the Class A Holders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

     Within 120 days after the Effective Time, any Class A Holder who has complied with the requirements under Section 262 for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Class A Shares with respect to which demands for appraisal have been received and which have not voted in favor of approval and adoption of the Merger and the Merger Agreement, and the aggregate number of holders of such Class A Shares. Such statements must be mailed within ten days after a written request therefor has been received by the Surviving Corporation.

     If a petition for appraisal is duly filed by a holder of Class A Shares and a copy thereof is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all holders of Class A Shares who have demanded appraisal of their shares. After notice to such holders of Class A Shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition to determine those Class A Holders who have complied with Section 262 and who have become entitled to appraisal rights under that section. The Delaware Court of Chancery may require the Class A Holders who have demanded payment for their Class A Shares to submit their stock certificates to the Register in Chancery for a notation thereon of the pendency of the appraisal proceedings; and if any Class A Holder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such Class A Holder.

     After determining the Class A Holders entitled to an appraisal, the Delaware Court of Chancery will appraise the 'fair value' of their Class A Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Class A Holders considering seeking appraisal should be aware that the fair value of their Class A Shares as determined under Section 262 could be more than, the same as or less than the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their Class A Shares and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that 'proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court' should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court also will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Class A Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court also may order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the Class A Shares that have effectively pursued appraisal.

     Any Class A Holder who has duly demanded an appraisal in compliance with
Section 262 will not be entitled, after the Effective Time, to vote the Class A Shares subject to the appraisal demand for any purpose or be entitled to the payment of dividends or other distributions, if any, on those shares (except dividends or other distributions, other than the Class A Merger Consideration, payable to holders of record of Class A Shares as of a date prior to the Effective Time).

     If any Class A Holder who demands appraisal of his Class A Shares under
Section 262 fails to perfect, or effectively withdraws or loses, his right to appraisal as provided in the DGCL, the Class A Shares of such stockholder will be converted into the right to receive the Class A Merger Consideration in accordance with the Merger Agreement. A Class A Holder will fail to perfect, or effectively lose or withdraw, his right to appraisal if he votes for approval and adoption of the Merger and the Merger Agreement (or submits a proxy without voting instructions) or if no petition for appraisal is filed within 120 days after the Effective Time or if the Class A Holder delivers to the Company (or, after the Effective Time, to the Surviving Corporation) a written withdrawal of his demand for appraisal and an acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of the Surviving Corporation.

CLASS B SHARES

     Although the foregoing discussion regarding appraisal rights available to the Class A Holders would also be applicable to the Class B Holder, the Class B Holder has agreed, pursuant to the terms of the Merger Agreement, that it will vote its Class B Shares in favor of the Merger and the Merger Agreement, and accordingly, has waived any appraisal rights in the Merger.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material federal income tax consequences of the receipt by Class A Holders of the Class A Merger Consideration. Such tax treatment may vary depending upon a Class A Holder's particular situation. This summary does not discuss all of the tax consequences which may be relevant to certain types of Class A Holders subject to special treatment under the federal income tax laws (such as individual retirement accounts and other tax-deferred accounts, life insurance companies, tax-exempt organizations, dealers in securities and foreign persons). Accordingly, Class A Holders may wish to consult their own tax advisors with respect to the particular consequences to them of the receipt of the Class A Merger Consideration in the Merger, including the applicability and effect of any state, local or foreign tax laws to which they may be subject and of any legislative or administrative changes in law.

     Your receipt of the $9.50 per Class A Share price is a taxable event. You may recognize gain or loss measured by the difference between the amount of cash received by you in the Merger and your tax basis in your Class A Shares exchanged therefor. If the Class A Shares are held by such Class A Holder as capital assets, the gain or loss may be capital gain or loss (which will be long term if the Class A Shares are held for more than 12 months). Because determining the tax consequences of the Merger can be complicated and should be considered in light of your particular circumstances, you should consult your tax advisor in order to fully understand how the Merger will affect you. There are no material income tax consequences to the Company, the Class B Holder or Newco that are expected to result from the Merger.

ACCOUNTING TREATMENT

     The cost of Newco (the Company's wholly-owned subsidiary and the surviving corporation in the Merger) purchasing the Class A Shares will be accounted for as a treasury stock transaction under generally accepted accounting principles. This means that the historical cost basis of the Company's assets and liabilities will be carried forward to Newco, the surviving corporation in the Merger, with the aggregate cost, including expenses, of such purchase being accounted for as a charge to stockholders' equity.

FINANCING OF THE MERGER AND DESCRIPTION OF NEW CREDIT FACILITY

     The Company has signed an engagement letter with BankBoston to arrange for the New Credit Facility providing for $200 million (i) to finance the Merger (approximately $59 million, including fees and expenses) and (ii) to refinance the Company's $115 million Existing Credit Facility. The New Credit Facility will consist of a $75 million five-year term loan (the 'Term Loan') and a $125 million five-year revolving credit facility (the 'Revolver'). The Company anticipates that amounts borrowed under the New Credit Facility will be repaid from cash generated from operations. The Company and Newco have a commitment from the Lender for the full amount of the New Credit Facility, which is sufficient (i) to finance the aggregate Class A Merger Consideration, and to pay other fees and expenses incurred in connection with the Merger and (ii) to refinance its Existing Credit Facility.

     Simultaneously with the consummation of the Merger, the Company, Newco and Swisher will enter into the New Credit Facility with a group of lenders led by BankBoston. The Revolver and the Term Loan will mature in 2004 and will bear interest at floating rates. The New Credit Facility will be secured by most of the assets of the Company, Newco and Swisher and the domestic subsidiaries of Swisher. Newco will also pledge the capital stock of all of Swisher's subsidiaries. The New Credit Facility will be guaranteed by Hay Island and by Newco and certain of Swisher's subsidiaries.

     The New Credit Facility will contain various restrictive covenants including, among others, limitations on the ability of Newco and Swisher to incur debt, create liens, pay dividends, sell assets and make investments and acquisitions. In addition, the New Credit Facility will require Newco to satisfy financial covenants.

     At the closing of the Merger, the Company, through Newco, expects to pay to the Class A Holders an aggregate purchase price of approximately $54.9 million for the Class A Shares, assuming no Class A Holders dissenting from the Merger exercise their appraisal rights provided under the DGCL, as further described in this Proxy Statement. In addition, the Company will incur approximately $3.9 million in expenses related to the Merger, including fees and expenses payable to the Lender, the financial advisor, legal counsel and independent accountants of the Company, and the financial advisor and legal counsel to the Special Committee. It is a condition to the consummation of the Merger that Newco and the Company have obtained sufficient funds for the foregoing purposes. At the Effective Time, the indebtedness incurred under the New Credit Facility will become the indebtedness of Newco as the surviving corporation of the Merger.

FEES AND EXPENSES

     The estimated aggregate costs and fees incurred by the Company, the Special Committee and Newco in connection with the Merger and related transactions are as follows:

Purchase of 5,778,300 Class A Shares at $9.50 per share                           $54,893,850
Professional fees*                                                                  3,300,000
Other**                                                                               600,000
                                                                                  -----------
Total fees                                                                        $58,793,850
                                                                                  -----------
                                                                                  -----------

------------------
 * Investment bankers, commercial bankers, legal and accounting fees
** Filing fees, solicitation expenses, printing costs and other miscellaneous expenses

REGULATORY REQUIREMENTS

     Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL after the approval and adoption of the Merger Agreement and the transactions contemplated thereby, and compliance with federal and state securities laws, none of Newco, the Company or the Class B Holder is aware of any material United States federal or state or foreign governmental regulatory requirement necessary to be complied with or approval that must be obtained in connection with the Merger.

MARKET PRICE INFORMATION; DIVIDENDS; REPURCHASES OF CLASS A SHARES

     The Class A Shares are traded on the NYSE under the symbol 'SWR.' The following table shows the per share high and low sales prices reported in the consolidated transaction reporting system for transactions in Class A Shares for the periods indicated and for December 8, 1998 (the last full trading day prior to the day on which the proposal to consummate the Merger was announced), December 9, 1998 (the trading day on which the proposed Merger was announced after the close of trading on the NYSE), and April 16, 1999 (which is the Record
Date). Class A Holders are encouraged to obtain current market quotations.

                                                                              HIGH         LOW
                                                                              ----         ---
1997
---------------------------------------------------------------------------
  First Quarter............................................................   $18 3/4      $131/4
  Second Quarter...........................................................    19 1/2      13 1/2
  Third Quarter............................................................    18 7/8      14 1/4
  Fourth Quarter...........................................................    21 5/8      14 1/4

1998
---------------------------------------------------------------------------
  First Quarter............................................................    17 3/4      12 3/4
  Second Quarter...........................................................    13           7   /16
  Third Quarter............................................................     8           5 1/4
  Fourth Quarter...........................................................     9 1/8       4 3/8
  December 8, 1998.........................................................     6 13/16     6 1/2
  December 9, 1998.........................................................     6 7/8       6   /16

1999
---------------------------------------------------------------------------
  April 16, 1999...........................................................     9 1/8       9

     Since the consummation of the Initial Public Offering, the Company has not paid any dividends on its Common Shares. Because the Company is a holding company with no business operations of its own, it is dependent on distributions from Swisher to pay any cash dividends or distributions on the Common Shares. Under its Existing Credit Facility, the Company's ability to pay dividends is limited to a pool of $10 million plus 25% of net income (as defined therein) for the four quarters most recently ended prior to the dividend payment date. The Company expects that similar restrictions will be contained in the New Credit Facility. Subject to these restrictions, any future declarations of cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.

     During the fiscal quarter ended March 31, 1998 only, the Company purchased a total of 221,700 Class A Shares on the open market for $13.00 per share, for an approximate aggregate purchase price (excluding brokerage commissions) of $2.882 million, pursuant to its stock repurchase program. In connection with the stock repurchase program pursuant to which such Class A Shares were repurchased, the Company did not establish any specified purchase price for the Class A Shares, but rather purchased such Class A Shares in the open market on various dates at $13.00 per Class A Share. Other than in connection with such stock repurchase program, neither the Company nor any of its affiliates, including the Class B Holder (other than as described in 'THE PARTIES--The Company--Security Ownership' and '--Certain Transactions in the Class A Shares' with respect to isolated purchases by certain directors and executive officers) has purchased any Class A Shares in the open market since January 1, 1997.

                                  THE PARTIES

NEWCO

     Newco is a wholly-owned subsidiary of the Company formed to implement the Merger. Newco has not engaged in any operations to date. If the Merger is consummated and the Company is merged with and into Newco, Newco will generally continue to conduct the current business of the Company under the current name of the Company. The principal executive offices of Newco are located at the Company's principal executive offices located at 20 Thorndal Circle, Darien, Connecticut 06820. The telephone number of Newco is (203) 656-8000.

HAY ISLAND HOLDING CORPORATION

     Hay Island (the Class B Holder) is a holding company owned by Pine Island Associates, L.L.C. ('Pine Island') and by trusts established under the wills of the parents of William Ziegler, III, of which Mr. Ziegler is the beneficiary (the 'Ziegler Trusts'). Mr. Ziegler and First Union Bank of Connecticut are the co-trustees of the Ziegler Trusts and, therefore, share voting and dispositive power over all of the 28,100,000 Class B Shares currently outstanding. Pine Island is controlled by Mr. Ziegler. Mr. Ziegler is also the Chairman of the Board and the Chief Executive Officer of the Company. See 'THE PARTIES--The Company--Certain Relationships and Related Transactions and--Security Ownership.'

THE COMPANY

     The Company and its subsidiaries manufacture and sell cigars and smokeless tobacco products. Founded in 1861, the Company believes it is currently the largest manufacturer and marketer of cigars in the world, as measured by units sold. Through November 6, 1995, Swisher International, Inc. ('Swisher'), the Company's operating subsidiary, was a wholly-owned subsidiary of American Maize-Products Company ('American Maize'). On November 6, 1995, in connection with the acquisition of American Maize and its subsidiaries by Eridania Beghin-Say, S.A. ('EBS'), all of the outstanding common stock of Swisher was simultaneously sold to the Company (the 'American Maize Transaction'), which was a wholly-owned subsidiary of Hay Island, the Class B Holder. EBS retained a 12% beneficial interest in Swisher through its ownership of 12% of the shares of capital stock of Hay Island. On June 21, 1996, all of the shares of capital stock of Hay Island owned by EBS were redeemed.

     On December 17, 1996, the Company completed an initial public offering (the 'Initial Public Offering') of 6,000,000 Class A Shares for $17.00 per share, with aggregate proceeds of $102 million.

     The principal executive offices of the Company are located at 20 Thorndal Circle, Darien, Connecticut 06820. The telephone number of the Company at that address is (203) 656-8000.

PRODUCTS

     CIGARS. Cigar products can be divided into three principal categories: mass market large cigars, premium cigars and little cigars. All cigars, except little cigars, which do not have a binder, generally consist of filler tobacco that is wrapped first with a binder and then with a wrapper.

    Mass Market Large Cigars. Mass market large cigars are generally machine-made and have a retail price of one dollar or less per cigar. Mass market large cigars are made with filler threshed into short uniform pieces and manufactured binder tobacco. The more expensive of these cigars are then wrapped in natural leaf wrapper tobacco while the less expensive use wrapper made from reconstituted tobacco. In 1998, the market for mass market large cigars in the United States consisted of an estimated 3.2 billion units or approximately 61% of the total cigar market. The Company has the leading unit market share of domestic mass market large cigars at an estimated 25% in 1998. The Company's mass market large cigar brands include, among others, Swisher Sweets, King Edward and Optimo.

    Premium Cigars. Premium cigars are generally hand-made and have a retail price above one dollar per cigar. Premium cigars, generally, are made with natural leaf tobacco wrapper, binder and long filler. Higher grades of tobacco are generally used in premium cigars with tobacco blends varying from brand to brand depending on the desired characteristics. Premium cigars are made by wrapping natural leaf binder tobacco around the long filler tobacco to create a bunch which is placed into a mold to create the shape of the cigar.

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    Then natural leaf wrapper tobacco is hand-rolled around the bunch creating a hand-made premium cigar. In 1998, the market for premium cigars in the United States represented an estimated 400 million units or 7% of the total cigar market. The Company's unit share of the premium cigar market in 1998 was estimated at 4%. The Company's premium brands include, among others, Bering, Siglo 21, Santiago Silk and La Primadora. The Company's premium brands are manufactured in the Dominican Republic, Honduras and Nicaragua. The Company also has exclusive rights to the United States distribution of several premium brands including Pleiades, Casa Buena and Carlin premium brands which are manufactured in the Dominican Republic, Canary Islands and Nicaragua, respectively. Societe Nationale d'Exploitation Industriaelle des Tabacs et Allumettes S.A. ('SEITA'), the manufacturer of Pleiades, recently announced its acquisition of Consolidated Cigar Holdings, Inc., a competitor of the Company in the United States. The Company expects that as a result of this transaction, its right to distribute Pleiades will cease after the current term of its existing distribution agreement ends. See 'Competition.' The Company does not anticipate that such event will have a material adverse effect on the Company's business.

    Little Cigars. Little cigars are mass market cigars that weigh less than three pounds per thousand. Most little cigars consist of cut filler tobacco, a wrapper made from reconstituted tobacco and a filter. Little cigars are machine made and do not use a binder. Generally, little cigars are the lowest priced products of the mass market category of cigars. In 1998, the market for little cigars in the United States represented an estimated 1.7 billion units, or 32% of the total cigar market. The Company has the leading unit market share of mass market little cigars at an estimated 46% in 1998. The Company's little cigar brands include Swisher Sweets, King Edward and Blackstone.

     Despite growth in little cigar unit volume at a compound annual rate of 0.6% from 1985 to 1993, the overall United States cigar market experienced steady declines in unit volume from 1973 to 1993. Beginning in 1993, however, that trend reversed. Led by unexpected growth in premium and mass market large cigars, the overall United States cigar market, from 1993 through 1998, increased at an estimated compound annual rate of 9.2% in unit terms and at nearly three times that rate in retail dollar sales. This reflected industry-wide increases in the 1993-98 period of unit sales of premium and mass market large cigars at compound annual rates of 29.5% and 9.7%, respectively, and even more rapid growth of retail dollar sales due to price increases. During the same 1993 to 1998 period, little cigar unit volume also increased at an estimated compound annual rate of 5.5%.

     While major manufacturers of premium cigars, including the Company, sought to obtain the increased quantities of aged tobaccos and to train the additional cigar-makers needed to meet this dramatically expanding demand, a number of smaller, frequently inexperienced, manufacturers attempted to fill the void with start-up brands. It is believed that some of these manufacturers, to capitalize on the boom, resorted to using improperly aged tobaccos and untrained personnel; as a result, the market was flooded with inconsistent products.

     Starting in late 1997, and continuing into 1998, as more properly aged tobaccos and a greater number of trained cigar makers became available, the major manufacturers, including the Company, began to produce significantly more premium cigars. This increased production, coming on top of the large inventories of cigars already acquired by wholesalers and retailers from the smaller manufacturers, caused the trade to experience excessive inventories of premium cigars. As a consequence, prices for these products, particularly for start-up brands, began to be discounted heavily. The Company expects that until the inventory glut of these brands is diminished, sales of established premium brands, including those manufactured by the Company, will continue to suffer.

     In addition to the impact of oversupplies of premium cigars, industry sales were also adversely affected in 1998 by unusually heavy sales of mass market large cigars by domestic manufacturers, including the Company, at the end of 1997. The resulting large wholesale and retail inventories of mass market large cigar products continued through the first half of 1998 and diminished in the second half.

     SMOKELESS TOBACCO PRODUCTS. Smokeless tobacco products are made from tobacco that has been cured, aged, fermented and then dried and flavored. The smokeless tobacco market can be divided into two distinct categories: snuff and chewing tobacco. There are two types of snuff: moist and dry. Chewing tobacco is available in three varieties: loose leaf, plug and twist. Loose leaf is the predominant product in the chewing tobacco category, with plug and twist representing less than 10% of the chewing tobacco market in 1998. Smokeless tobacco products in the United States are used orally and either placed between the cheek and gum or chewed.

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          Moist Snuff.  Moist snuff is made from Kentucky or Tennessee dark fired tobacco that has been aged for at least three years and then cut, flavored and fermented for approximately eight weeks. Following fermentation, a second flavoring process is completed before the product is packaged in plastic or paper cans. Moist snuff, with 1998 estimated industry retail sales of $2.2 billion (60.1 million pounds), is the largest segment of the smokeless tobacco market in terms of retail sales. The Company's moist snuff brands include, among others, Silver Creek, Redwood, Cooper and Gold River. The Company's moist snuff comes in various flavors, such as natural, wintergreen, cherry and spearmint, and in both fine and long cut varieties. The Company also produces private label moist stuff for certain marketing groups and wholesalers.

          Loose Leaf Chewing Tobacco. Loose leaf chewing tobacco is made from air cured tobacco grown primarily in Wisconsin and Pennsylvania that has been aged for at least two years and then threshed to remove stems and blended. The blended tobacco is flavored and packaged in foil pouches. Retail sales of loose leaf chewing tobacco in 1998, which represented over 90% of the chewing tobacco market, were an estimated $457 million (50.2 million pounds). The Company's products include, among others, Mail Pouch, Lancaster Limited-Reserve Chewing-Tobacco and Chattanooga Chew. The Company also produces private label loose leaf tobacco products for certain marketing groups and wholesalers.

          Dry Snuff. Dry snuff is made from Kentucky, Tennessee and Virginia dark fired tobacco that has been aged for at least three years and then fermented for approximately thirty days. After fermentation is completed, the tobacco is dried and cut into a fine tobacco flour that is flavored prior to packaging. Aggregate retail sales of all dry snuff manufacturers in 1998 were an estimated $74 million (4.1 million pounds). The Company sells dry snuff under numerous brands including, among others, Tops, Navy, Railroad Mills, Superior, Buttercup, Square, Society and Honey Bee.

     Although total unit consumption of smokeless tobacco products has remained relatively stable since the late 1980s, retail dollar sales have increased at an estimated compound annual rate of 7.8% from $1.03 billion in 1985 to an estimated $2.72 billion in 1998 primarily due to the growth of the moist snuff category. Consumption of moist snuff, which represents over one-half of the pounds sold in the smokeless tobacco market and an estimated 79% of the retail sales, has increased in terms of retail dollar sales at an estimated compound annual rate of 10.6% from 1985 to 1998. Loose leaf chewing tobacco sales, in terms of pounds, declined from 1985 to 1998 at an estimated compound annual rate of 2.7%. However, industry retail dollar sales of all chewing tobacco, of which over 90% is loose leaf, increased from $381.8 million to an estimated $493.0 million over the same period as a result of the industry's ability to increase product prices. Although the mature dry snuff market has been declining in terms of pounds sold from 1985 to 1998 at an estimated 6.2% compound annual rate, dry snuff has continued to provide a significant source of cash flow to the industry participants as a result of the industry's ability to offset such declines with price increases.

     The Company pioneered the price/value portion of the moist snuff market. Starting in 1991, the Company launched its 'buy one, get one free' marketing program. From 1991 to 1997, the Company's moist snuff market share grew from 1.5% to 5.1% and profitability greatly improved.

     Beginning in late 1995 and 1996, the Company began experiencing competition from other smokeless tobacco competitors who adopted similar price/value strategies to compete with the Company's success. As a result, by 1998, the Company lost a total of almost 1% of the market share that it had previously achieved. Competition in this category, which has always been strong, has become even stronger, forcing the Company to alter its marketing strategy in response. The results of this change in marketing strategy cannot yet be determined.

SALES AND MARKETING

     The Company uses targeted, regionally focused market segmentation strategies in combination with market research, computerized information systems and a large sales force to achieve its sales and marketing objectives. The Company sells its cigar and smokeless tobacco products through a national sales force which covers all 50 states in the United States and is believed by the Company to be the largest in the cigar industry. The Company employs approximately 320 full-time sales and marketing professionals. The sales force is organized by territory and calls on direct buying accounts, such as tobacco distributors, wholesale grocers and retail chains, as well as retailers who purchase from such direct buying accounts. Direct retail account contact enables the Company to introduce new products and improve shelf coverage and placement of point-of-sale materials for the Company's

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products. In addition, the Company believes its effectiveness in developing relationships with wholesalers and retailers is a competitive strength that is important to its continued growth. The Company's sales force also calls on key national and regional chain accounts through a national account program.

     Most of the Company's sales are to tobacco distributors, including McLane Company Inc. which accounted for approximately 12%, 14% and 12% of the Company's net sales in 1997, 1996, and 1995, respectively, and grocery wholesalers, with the remainder principally made up of food and drug chains, such as Food Lion, Winn Dixie, Rite Aid, CVS and Walgreens. The Company's products are ultimately sold through grocery and drug stores, mass merchandisers, convenience stores, smokeshops and restaurants and other stores.

     The Company's systems and market research have enabled it to develop and implement a highly targeted and regionalized marketing strategy. The Company's sales force managers use laptop computers to provide on-line access to customer account and product information while in the field. Through its national account organization, the Company has become the category manager for the 'other tobacco products' category with several of its national and regional retail chain accounts, allowing the Company to better market its products.

     The Company is the leading exporter of American made cigars. The Company has also licensed brands, such as King Edward, to manufacturers in The Netherlands, England, Germany and the Canary Islands (for distribution to Spain) for which it receives royalties. Export sales are generated through an international network of distributors and through Swisher International, Limited, a wholly-owned duty-free sales company in the United Kingdom. The European Commission has adopted regulations that are expected to eliminate intra-European Union duty-free merchandise beginning in July 1999. The Company does not expect such regulations to have a material adverse effect on its business. The Company estimates that its products are available in over 70 countries worldwide. In 1997, approximately 3.5% of the Company's revenues were derived from export sales.

     The Company's advertising strategy focuses largely on selected print advertising and point-of-sale promotions. The Company's promotional programs are primarily geared to provide price incentives such as discounts, coupons and rebate offers to its customers and to offer display fixtures to the retail stores it services.

TRADEMARKS AND TRADE SECRETS

     Trademarks and brand name recognition are important to the Company's business. The Company owns most of the trademarks under which its products are sold. The Company has registered its trademarks (or has made application for registration) in the United States and many other countries and will continue to do so as new trademarks are developed or acquired. The Company owns or has applications pending for numerous trademarks, including the following: Mass Market Cigar Trademarks: Swisher Sweets, King Edward, Optimo, Santa Fe, El Trelles, Keep Moving, Corral Wodiska's Cazadores, Outlaws and Blackstone; Premium Cigar Trademarks: Bering, Siglo 21, La Primadora, Sabroso, Don Julio, Flor de Jalapa, Santiago Silk, MacBeth and La Diligencia; Moist Snuff
Trademarks: Silver Creek, Gold River, Redwood, Cooper and Bowie; Loose Leaf Chewing Tobacco Trademarks: Mail Pouch, Chattanooga Chew, Lancaster Limited-Reserve Chewing-Tobacco and Earl Caulfield's; Dry Snuff Trademarks:
Navy, Tops, Railroad Mills, Superior, Buttercup, Square, Society and Honey Bee.

     The Company also relies upon unpatented trade secrets for the protection of certain intellectual property rights. There can be no assurance that the Company will be able to prevent unauthorized use or disclosure of such information. In addition, no assurance can be given that others will not independently develop substantially equivalent proprietary information, or otherwise gain access to the Company's trade secrets, or that the Company can meaningfully protect its rights to unpatented trade secrets.

MANUFACTURING

     The Company's manufacturing strategy is to strive to be the low cost producer in the industry through continued operational improvements, to produce high quality products and to maintain flexible manufacturing capabilities which enable the Company to respond to changing market demands, develop new products and extend the product line of existing brands.

     The Company manufactures mass market large and little cigars at its Jacksonville, Florida facility and smokeless tobacco products at its Wheeling, West Virginia facility. The Company also packages its cigar products and manufactures most of its mass market cigar boxes and its reconstituted tobacco wrapper and substantially all of its reconstituted binder tobacco in the Jacksonville facility.

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     The Company believes that its Jacksonville facility, which currently manufactures approximately 7.6 million cigars daily, would have a manufacturing capacity of over nine million cigars daily, with the addition of an extra shift for little cigars. It also believes that the Jacksonville facility is the most automated cigar manufacturing facility in the United States. As a result of the Company's automation and the fact that it manufactures large quantities of certain cigar sizes, it typically manufactures in large production runs, thereby maximizing economies of scale.

     During 1997, the Company acquired interests in two joint ventures in the Dominican Republic, each of which was intended to supply the Company with a portion of its premium cigars. In October 1998, due to the decline in demand for premium cigars, the Company terminated one of its joint ventures and, in that connection, incurred a pre-tax charge of $806,000. The Company also constructed a new facility in Honduras in 1997 which produces its Bering and La Primadora cigars and other Company brands. The Company has strong, long-standing relationships with a third party manufacturer which uses the Company's Honduras plant and a plant of its own in Nicaragua. This manufacturer is under contract to produce certain of the Company's premium cigar brands according to Company specifications and under Company supervision.

     The Company believes that its manufacturing capacity is adequate for its current production needs.

     Tobacco is the Company's primary raw material. The Company buys tobacco for its mass market cigars from leaf dealers that obtain the tobacco from a large number of suppliers located in the United States, Latin America, Europe and parts of Asia. The Company buys the tobacco for its smokeless tobacco products from leaf dealers and farmers in the United States. The Company does not believe that it is dependent on any single source for tobacco for any of such products. The Company's third party manufacturer and its joint venture partner provide most of the tobacco necessary to produce the Company's premium cigars which they make. Generally, the joint venture partner and this third party manufacturer grow a large portion of their tobacco requirements and acquire the balance from leaf dealers and other growers throughout the world.

COMPETITION

     Founded in 1861, the Company believes it is currently the world's largest manufacturer and marketer of cigars, as measured by units sold. Its four most significant competitors in the domestic cigar market are Consolidated Cigar, Inc., General Cigar Company Inc., Havatampa, Inc. (a subsidiary of the Spanish company, Tabacalera, S.A.) and John Middleton, Inc. In addition, Tobacco Exporters International (USA) Ltd. (a subsidiary of Rothmans International B.V.) is a significant competitor in the little cigar market. The Company's major competitors in the smokeless tobacco products market are United States Tobacco Company, Conwood Company, L.P., Swedish Match North America Inc., National Tobacco Company and Brown & Williamson Tobacco Corporation. Certain competitors of the Company are better capitalized than the Company and may have greater financial and other resources than those available to the Company. The Company attributes its strong market position in the cigar industry to its well-known brand names, broad range of product offerings, commitment to and reputation for manufacturing quality cigars, marketing expertise and customer service and efficient manufacturing operations. It attributes its declining position in smokeless tobacco (especially in moist snuff) to increased competition, particularly in the price/value sector, from larger competitors.

     The Company is unable to determine whether the recent acquisition of Consolidated Cigar Holdings, Inc. by SEITA, or the sale of General Cigar Holdings, Inc.'s mass market cigar business to Swedish Match AB will have a material adverse effect on its business. Recent press reports also indicate the agreement of British-American Tobacco PLC (the parent of Brown & Williamson Tobacco Corporation) and Rothmans International B.V. to combine their businesses. At this time, the Company is unable to determine the impact of such proposed transaction on the Company's business.

EMPLOYEES

     As of December 31, 1998, the Company had approximately 1,360 full-time employees. The Company believes its relations with its union and non-union employees are and will continue to be good. The Retail, Wholesale & Department Store Union and the International Association of Machinists and Aerospace Workers Union represent the hourly employees at the Jacksonville facility. Both labor agreements at this location were renewed for three years during 1997. There has not been a work stoppage in Jacksonville in over 20 years. The

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Bakery, Confectionery, Tobacco, Grain Millers International Union ('BCTG') and
the International Association of Machinists and Aerospace Workers Union ('IAM') represent the hourly employees at the Wheeling facility. The BCTG agreement at this location was renewed for three years during 1999, and the IAM agreement at this location was renewed for three years during 1996. To the Company's knowledge, there has never been a work stoppage at this facility.

REGULATION

     The tobacco industry has been under public scrutiny for over thirty years. Industry critics include special interest groups, the Surgeon General and many legislators at the state and federal levels. Much of the focus has been directed at the cigarette industry because it is substantially larger than the cigar and smokeless tobacco businesses. Nevertheless, cigar and smokeless tobacco companies have also been affected by this scrutiny.

     Cigar and smokeless tobacco manufacturers, like producers of other tobacco products, are subject to regulation in the United States at federal, state and local levels. Changing public attitudes towards smoking and the expansion of tobacco regulations since the early 1970s have been major causes of the overall decline in consumption of tobacco products.

     Federal law now requires all states to establish 18 as the minimum age of purchase for tobacco products and to enforce that standard at the risk of losing federal substance abuse block grants. The federal Comprehensive Smokeless Tobacco Health Education Act of 1986 requires manufacturers of smokeless tobacco products to, among other things, provide prescribed health warnings on all of their products and in each of their advertisements, abstain from broadcast advertising and file annual reports listing all ingredients added to tobacco in the manufacturing process. The Federal Trade Commission requires those who manufacture smokeless tobacco products or cigars to report all advertising and marketing expenses incurred with respect to each of their products in each year. Moreover, regulations directed at the industry continue to increase not only in the United States but also in Canada, the European Union and other foreign markets.

     In 1996, the FDA, for the first time, asserted jurisdiction over nicotine in tobacco as a 'drug' and issued regulations purporting to regulate smokeless tobacco products as 'medical devices'. These regulations prohibit the sale of smokeless tobacco products to minors and severely restrict advertising, marketing and promotion of smokeless tobacco products. The regulations also require the Company and other manufacturers to comply with a wide range of labeling, reporting, manufacturing and other requirements. In 1995, the Company and other manufacturers mounted a court challenge to the FDA's authority to regulate tobacco and, after a United States District Court found that the FDA was not precluded from such regulatory authority in general but was prohibited from restricting advertising or promotion of tobacco products, appealed the matter to the United States Court of Appeals for the Fourth Circuit. In 1998, the Court of Appeals reversed the District Court decision and held that the FDA had no jurisdiction to regulate tobacco. That holding is on appeal to the United States Supreme Court. See '--Legal Proceedings.'

     In 1997, the five largest tobacco companies announced a proposed settlement of a number of cases brought by the Attorneys General of several states to recoup Medicare and Medicaid expenses. Legislation was introduced in Congress to implement the settlement by increasing the price of cigarettes, regulating all tobacco products including those manufactured by the Company (which was not a party to the suits being settled), imposing full FDA regulation and adopting new and highly restrictive marketing requirements. Although the Congress failed to adopt the legislation, the five tobacco companies engaged in the 1997 proposed settlement entered into separate settlement agreements in 1998 with the Attorneys General of all fifty states except for one pursuant to which they agreed to pay significant penalties annually and to certain marketing restrictions. The Company is not a party to any of these settlement agreements and is unable to determine whether or to what extent it may be affected by changes in the marketing of tobacco products resulting from such settlements.

     Although federal law has required health warnings on cigarettes since 1965 and on smokeless tobacco products since 1986, there is no federal law requiring that cigars carry such warnings. However, in 1988, the Company and other cigar manufacturers entered into a settlement of legal proceedings filed against them pursuant to California Proposition 65 (which requires 'clear and reasonable' warnings to consumers who are exposed to chemicals determined by the state to cause cancer or reproductive harm, including tobacco smoke and several of its constituent chemicals) under which they agreed to label retail packages of cigars manufactured or

                                       37
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imported for sale in California with a specified warning label. Because of distribution requirements, this resulted in placing the California health warnings on the vast majority of all cigars distributed in the United States. Actions commenced against the Company and other cigar and smokeless tobacco manufacturers in 1998 under Proposition 65 seek additional warnings for smokeless tobacco products and to nonsmokers who are exposed to 'secondhand' tobacco smoke. The Company cannot predict the outcome of these actions or the effect that any outcome may have on the Company's business. See '--Legal Proceedings.'

     Massachusetts adopted legislation in 1997 requiring manufacturers of cigarettes and smokeless tobacco to disclose the identity and relative weight of ingredients added to tobacco during the manufacturing process by brand and to report the nicotine yield ratings of each brand they produce. A United States District Court has enjoined the effectiveness of the ingredient disclosure requirement, but the Company is complying with the nicotine reporting provision. See '--Legal Proceedings.' Other regulations issued by Massachusetts and scheduled to take effect later in 1999 and 2000 require health warnings on cigar packages sold in Massachusetts and cigar advertisements in Massachusetts and impose certain other restrictions on the marketing of cigars. In addition, Minnesota and Texas have recently enacted statutes requiring reporting, beginning in 1999, of constituents of tobacco products by brand including cigars as well as (in the case of Texas) nicotine yield ratings of smokeless tobacco products.

     Most states restrict or prohibit smoking of cigarettes and cigars in certain public places and the sale of tobacco products to minors. Local legislative and regulatory bodies have also increasingly moved to curtail smoking by prohibiting smoking of cigars in certain buildings or areas or by requiring designated 'smoking' areas. In a few states, legislation has been introduced, but has not yet passed, which would require all little cigars sold in those states to be 'fire safe' (i.e., little cigars which extinguish themselves if not continuously smoked). Passage of this type of legislation could have a material adverse effect on the Company's little cigar sales because of the technological difficulties in complying with such legislation.

     In manufacturing and distributing tobacco products, the Company uses, handles and disposes of hazardous chemicals, including petroleum products and denatured alcohol, at a number of its facilities, and as a result is subject to environmental regulations relating to such use, handling and disposal. Although the Company is currently in substantial compliance with all material environmental regulations, the Company has been subject and may continue to be subject to liability for the cleanup of contamination and other environmental remedial actions. The Company does not expect that such liability, or any effort to comply with present and future environmental regulation, will have a material adverse effect on the Company's business.

LEGAL PROCEEDINGS

     The tobacco industry continues to experience significant health-related litigation. Plaintiffs in such cases typically seek compensation and, in some cases, punitive damages, for various injuries allegedly sustained from the use of tobacco products or exposure to tobacco smoke, including health care costs.

     The Company is a defendant in three health-related lawsuits. It is named along with other tobacco manufacturers, wholesaler/retailers and other defendants, in Sontag v. United States Tobacco, et al., 14th Judicial District Court, Parish of Calcasieu, Louisiana, State Docket No. 95-6434. Plaintiff, an individual, alleges fraud and misrepresentation in the marketing and sale of tobacco products, breach of warranty, negligence and other claims and seeks unspecified damages, attorneys fees and costs. On December 22, 1997, the Company was served with a complaint in Thompson v. Brown & Williamson Tobacco Corporation, et al. which was filed in the 105th Judicial District Court, Nueces County, Texas, Cause No. 97-2981-D, naming the Company along with other tobacco manufacturers, certain asbestos companies, wholesaler/retailers and others as defendants. As in Sontag, the plaintiff in Thompson is an individual alleging fraud and misrepresentation in the marketing and sale of tobacco products, breach of warranty, negligence and other claims. He also seeks unspecified damages, attorneys fees and costs. Engolio v. Philip Morris, Inc., et al., State Docket No. 51.783-D, was filed on February 19, 1999 in in the 18th Judicial Court, Parish of Iberville, Louisiana. The action names the Company, along with other tobacco manufacturers, distributors, retailers and industry associations, as defendants. The plaintiffs are the widow and children of a decedent who was allegedly a consumer of tobacco products manufactured by one or more of the defendants. Plaintiffs seek damages in excess of $50,000 for the wrongful death of the decedent together with costs and fees. The Company is vigorously defending these lawsuits.

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     On October 1, 1998, a group of 65 cases were filed jointly in the Circuit
Court of Kanawha County, West Virginia against 34 defendants including the Company under the collective title, Kelly Allen, et al. v. Philip Morris Incorporated, et al. Among the defendants named are manufacturers of cigarettes, roll-your-own tobacco and/or smokeless tobacco products, as well as distributors and retailers and certain trade associations. On October 28, 1998, a group of 18 cases were filed jointly in the same Court against 27 defendants including the Company under the collective title Billie J. Akers v. Philip Morris Incorporated, et al. Among the defendants are cigarette and smokeless tobacco manufacturers as well as distributors and certain trade associations. Each of these groups of distinct plaintiffs seeks to have their cases consolidated to take advantage of a mass litigation panel recently established by the West Virginia courts and each of the plaintiffs alleges that he or she is a West Virginia resident (or the representative of a deceased West Virginia resident) who uses or has used tobacco products manufactured by one or more of the defendants and has developed 'some form of cancer or vascular disease.' None of the complaints attempts to establish that any specific plaintiff used any specific product or the name of the manufacturer thereof or the damage that was allegedly caused thereby; nevertheless, each seeks damages in an unspecified amount against all the defendants in his or her respective case. The Company intends to defend these actions vigorously.

     Although claims have been made against manufacturers of smokeless tobacco products and manufacturers of cigars, the Company is not aware of any adverse decision or judgment having been rendered against any smokeless tobacco or cigar manufacturer. There can be no assurance, however, that the Company may not be named as a defendant in future suits. There can also be no assurance that any litigation to which the Company is now, or may become, subject will not result in an adverse judgment against the Company which could have a material adverse effect on the Company's business, future results of operations and cash flows. The Company does not carry insurance to protect against health related product liability because the cost of obtaining such insurance is commercially prohibitive. Additionally, a judgment against the Company with respect to one of its products and any related products, could preclude the further sale of such products, the result of which could materially adversely affect the Company's business.

     On March 31, 1998, The City and County of San Francisco, et al. v. United States Tobacco Company, Inc., et al. was filed in Superior Court of the State of California for the County of San Francisco against the Company, five other smokeless tobacco manufacturers and eleven retailers. The plaintiffs in the action, Environmental Law Foundation and the City and County of San Francisco, allege that the defendants violated California Proposition 65 and the California Unfair Competition Act by (a) selling products that expose California residents (without providing a 'clear and reasonable warning' thereof) to substances known to the State of California to cause cancer, birth defects and reproductive harm, and (b) engaging in fraudulent and unfair business practices by marketing smokeless tobacco products to 'young consumers.' Plaintiffs claim uncalculated penalties under Proposition 65 and seek disgorgement of an unspecified amount of revenues obtained through allegedly wrongful sales. On December 17, 1998, the defendants filed a demurrer based on a claim of federal pre-emption; the court overruled the demurrer. The Company is vigorously defending the action.

     On July 14, 1998, The People of the State of California, et al. v. Philip Morris Incorporated, et al. was filed in Superior Court of the State of California for the County of Los Angeles against the Company, six other cigar manufacturers, six cigarette manufacturers, fifteen retailers and one pipe tobacco manufacturer. The plaintiffs in the action, the Los Angeles City Attorney on behalf of the People of California and American Environmental Safety Institute, allege that the defendants violated California Proposition 65 and the California Unfair Competition Act by (a) selling products that expose California non-smokers to environmental tobacco smoke (resulting in exposure without warning 'to chemicals known to the State of California to cause cancer and/or reproductive toxicity'), and (b) thereby engaging in fraudulent and unfair business practices. Plaintiffs claim uncalculated penalties under Proposition 65 and seek disgorgement of an unspecified amount of revenues obtained through allegedly wrongful sales. On September 17, 1998, the defendants filed a demurrer based on res judicata and collateral estoppel and the court sustained the demurrer. Plaintiffs have appealed the Court's decision.

     On July 28, 1998, The People of the State of California, et al. v. General Cigar Co., Inc., et al. was filed in Superior Court of the State of California for the County of San Francisco against the Company and nine other manufacturers of cigars and pipe tobacco. The plaintiffs in the action, the San Jose City Attorney on behalf of the

People of California and Lexington Law Group, allege that the defendants violated California Proposition 65 and the California Unfair Competition Act by
(a) selling products that expose California non-smokers to environmental tobacco smoke (resulting in exposure without warning 'to chemicals known to the State of California to cause cancer and/or reproductive toxicity'), and (b) thereby engaging in fraudulent and unfair business practices. Plaintiffs claim uncalculated penalties under Proposition 65 and seek disgorgement of an unspecified amount of revenues obtained through allegedly wrongful sales. On October 5, 1998, the defendants filed a demurrer based on res judicata and collateral estoppel and the court overruled the demurrer. The Company is vigorously defending the action.

     In 1996, the Company along with other smokeless tobacco manufacturers commenced an action, United States Tobacco, et al. v. Harshbarger, et al., in the United States District Court for the District of Massachusetts. The plaintiffs filed a motion for summary judgment, arguing that Massachusetts was preempted by the federal Comprehensive Smokeless Tobacco Health Education Act of 1986 ('CSTHEA') from enforcing a statute requiring manufacturers to disclose the identity and relative quantities of ingredients added to tobacco in the manufacturing process on a brand specific basis. Early in 1997, the Court denied the plaintiffs' motion and that denial was upheld by the United States Court of Appeals for the First Circuit. However, in December 1997, the Court granted plaintiffs' motion for a preliminary injunction on the grounds that enforcement of the statute would constitute an unconstitutional taking of plaintiffs' proprietary information. Cross motions for summary judgment in the matter are now pending.

     The Company is also a plaintiff along with other manufacturers of tobacco products, certain organizations representing the advertising industry and representatives of the retailing community in United States Tobacco, et al. v. United States Food and Drug Administration, et al., an action filed in the United States District Court for the Middle District of North Carolina in 1995. Plaintiffs in the action are challenging the FDA's ability to enforce regulations promulgated in 1996 with respect to the marketing of and public access to certain tobacco products. In 1996, plaintiffs moved for summary judgment in the suit arguing that the FDA's enforcement of certain of the regulations pertaining to advertising and promotion of plaintiffs' products was preempted by CSTHEA and, further, that the FDA lacked jurisdiction to regulate plaintiffs. In 1997, the Court granted the plaintiffs' motion with respect to the advertising and promotion issue but denied the motion with respect to the FDA's jurisdiction. However, in 1998, the Fourth Circuit Court of Appeals reversed the lower Court's finding on jurisdiction and found for the plaintiffs. The Fourth Circuit's reversal is on appeal to the United States Supreme Court.

     In the opinion of management, the cost, if any, of resolving the specific cases referred to above which are presently pending should not have a significant impact on the Company's consolidated financial position; however, the cost of resolving such litigation, if any, could have a significant effect on the future results of operations and cash flows. There can be no assurance that there will not be an increase in health-related litigation in the future. With respect to litigation other than the pending cases specifically referred to above, the costs to the Company of defending or prosecuting any prolonged litigation or the cost of a judgment against the Company could have a material adverse effect on the Company's business.

     The Company is party to various other legal claims in respect to environmental, tax and commercial disputes. The Company believes that the outcome of such pending legal proceedings in the aggregate will not have a material adverse effect on the Company's consolidated financial position. The Company carries general liability insurance, but has no health hazard policy, which, to the best of the Company's knowledge, is consistent with industry practice. There can be no assurance, however, that the Company will not experience material health-related litigation in the future.

     For a description of certain litigation commenced against the Company and some or all of the members of the Board of Directors of the Company regarding the Merger, see 'SPECIAL FACTORS--Litigation Regarding the Merger.'

EXCISE TAXES

     Cigars and smokeless tobacco products have long been subject to federal, state and local excise taxes, and such taxes have frequently been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives.

     From 1977 until 1990, cigars were subject to a federal excise tax of 8.5% of wholesale list price, capped at $20.00 per thousand cigars. In 1991, the federal excise tax rate on large cigars increased to 10.625%, capped at $25.00 per thousand, and, in 1993, increased again to 12.75%, capped at $30.00 per thousand. (The base on which the federal excise tax is calculated was lowered in 1991 to the manufacturer's selling price, net of the federal excise tax and certain other exclusions.) The federal excise tax on little cigars increased from $0.75 per thousand cigars to $0.9375 per thousand in 1991 and then to $1.125 per thousand in 1993. Neither the 1991 nor the 1993 increase had a material adverse effect on the Company's product sales.

     Since 1986, smokeless tobacco products have been subject to federal excise tax as well. Unlike the excise tax on large cigars, which are ad valorem, the federal tax on smokeless tobacco is calculated on the basis of weight. From 1986 through 1990, the federal excise tax on snuff was $0.24 per pound; in 1991 it increased to $0.30 per pound, and again to $0.36 per pound in 1993. From 1986 through 1990, the excise tax on chewing tobacco was $0.08 per pound; in 1991 it increased to $0.10 per pound, and in 1993, to $0.12 per pound. Neither the imposition of the federal excise tax in 1986 nor the increases in 1991 and 1993 have had a material adverse effect on the Company's product sales.

     In the past, there have been various proposals by the federal government to fund legislative initiatives through increases in federal excise taxes on tobacco products. The Company is unable to predict the likelihood of the passage of legislation providing such additional revenues. In addition, the Balanced Budget Act adopted by Congress in 1997, provides for further increases in federal excise taxes on all tobacco products in two stages, beginning in 2000. Management does not believe that these increases will have a material adverse effect on the Company's operations; however, enactment of new or significant further increases in federal excise taxes, or legislation requiring the Company to pay additional fees or penalties with respect to its products could have a material adverse effect on the Company's business.

     Tobacco products are also subject to certain state and local taxes. Deficit concerns at the state level continue to exert pressure to increase tobacco excise taxes. State excise taxes on cigars and smokeless tobacco products generally range from 2% to 75% of the wholesale purchase price. The number of states that impose excise taxes on cigars and smokeless tobacco products is forty-two. Several states impose excise taxes on little cigars at the same rates as cigarettes.

     State cigar and smokeless tobacco excise taxes are not subject to caps similar to the federal cigar excise tax. From time to time, the imposition of state and local taxes has had an adverse impact on the Company's sales regionally. The enactment of new state excise taxes and the increase in existing state excise taxes could have an adverse effect on regional sales of cigars and smokeless tobacco products.

SELECTED FINANCIAL DATA

     The following selected financial data was derived from the consolidated financial statements of the Company. This data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and the related notes thereto. As discussed in Note 1 to the consolidated financial statements, prior to November 6, 1995, the Predecessor was a wholly-owned subsidiary of American Maize-Products Company ('AMPCo' or 'Amercian Maize'). On November 6, 1995, AMPCo was acquired by Eridania Beghin-Say, S.A., which simultaneously entered into an agreement to sell the Predecessor to the Successor. As a result of the acquisition on November 6, 1995, the Successor's consolidated balance sheets, results of operations and cash flows for the years ended December 31, 1998, 1997 and 1996 and for the period from November 7, 1995 to December 31, 1995 are not comparable to prior periods.

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                               SUCCESSOR
                                                  --------------------------------------------------------------------
                                                   PRO FORMA                                               PRO FORMA
                                                   YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                                    1998(A)         1998          1997          1996        1995(B)
                                                  ------------  ------------  ------------  ------------  ------------
STATEMENT OF OPERATIONS:
Net sales........................................   $266,998      $266,998      $275,644      $225,229      $186,386
Cost of sales....................................    136,133       136,133       137,708       113,764       100,036
                                                  ------------  ------------  ------------  ------------  ------------
Gross profit.....................................    130,865       130,865       137,936       111,465        86,350
Selling, general and administrative expenses.....     70,140        71,123        64,862        61,008        52,306
Restructuring expenses...........................         --            --            --            --            --
                                                  ------------  ------------  ------------  ------------  ------------
Operating profit.................................     60,725        59,742        73,074        50,457        34,044
Interest expense, net............................     11,953         7,073         8,049         9,505         8,445
Other expense (income), net......................      1,018         1,018           340           153            --
                                                  ------------  ------------  ------------  ------------  ------------
Income before income taxes and minority
  interest.......................................     47,754        51,651        64,685        40,799        25,599
Provision for income taxes.......................     18,600        20,117        25,390        16,006        10,132
                                                  ------------  ------------  ------------  ------------  ------------
Income before minority interest..................     29,154        31,534        39,295        24,793        15,467
Minority interest................................         --            --            --            --            --
                                                  ------------  ------------  ------------  ------------  ------------
Net income.......................................   $ 29,154      $ 31,534      $ 39,295      $ 24,793      $ 15,467
                                                  ------------  ------------  ------------  ------------  ------------
                                                  ------------  ------------  ------------  ------------  ------------
Earnings per share:
    Basic........................................                 $    .93      $   1.15      $    .73
                                                                ------------  ------------  ------------
                                                                ------------  ------------  ------------
    Diluted......................................                 $    .93      $   1.15      $    .73
                                                                ------------  ------------  ------------
                                                                ------------  ------------  ------------
Weighted average shares outstanding:
    Basic........................................                   33,910        34,100        34,100
                                                                ------------  ------------  ------------
                                                                ------------  ------------  ------------
    Diluted......................................                   33,910        34,152        34,100
                                                                ------------  ------------  ------------
                                                                ------------  ------------  ------------

OTHER:
EBITDA(c)........................................   $ 65,438      $ 65,438      $ 78,765      $ 55,884      $ 39,453
EBITDA margin....................................       24.5%         24.5%         28.6%         24.8%         21.2%
Gross margin.....................................       49.0          49.0          50.0          49.5          46.3
Operating margin.................................       22.7          22.4          26.5          22.4          18.3
Book value per share.............................        N/A      $   3.36      $   2.52      $   1.36           N/A

BALANCE SHEET:
Working capital..................................   $ 74,818      $ 73,834      $ 72,911      $ 52,702           N/A
Total assets.....................................    255,761       257,089       237,757       198,930           N/A
Total debt.......................................    151,866        93,072       101,092       117,685           N/A
Total stockholders' equity(d)....................     55,425       114,563        85,949        46,543           N/A

                                                                           PREDECESSOR
                                                                   ---------------------------
                                                    PERIOD FROM     PERIOD FROM
                                                   NOVEMBER 7 TO   JANUARY 1 TO    YEAR ENDED
                                                    DECEMBER 31,    NOVEMBER 6,   DECEMBER 31,
                                                        1995           1995           1994
                                                   --------------  -------------  ------------
STATEMENT OF OPERATIONS:
Net sales........................................     $ 31,266       $ 155,120      $163,285
Cost of sales....................................       16,514          83,522        88,720
                                                   --------------  -------------  ------------
Gross profit.....................................       14,752          71,598        74,565
Selling, general and administrative expenses.....        7,207          40,331        47,208
Restructuring expenses...........................           --              --         5,400
                                                   --------------  -------------  ------------
Operating profit.................................        7,545          31,267        21,957
Interest expense, net............................        1,670           3,437         5,503
Other expense (income), net......................           25          (2,360)       (2,706)
                                                   --------------  -------------  ------------
Income before income taxes and minority
  interest.......................................        5,850          30,190        19,160
Provision for income taxes.......................        2,228          11,536         7,461
                                                   --------------  -------------  ------------
Income before minority interest..................        3,622          18,654        11,699
Minority interest................................           --            (967)         (997)
                                                   --------------  -------------  ------------
Net income.......................................     $  3,622       $  17,687      $ 10,702
                                                   --------------  -------------  ------------
                                                   --------------  -------------  ------------
Earnings per share:
    Basic........................................

    Diluted......................................

Weighted average shares outstanding:
    Basic........................................

    Diluted......................................

OTHER:
EBITDA(c)........................................     $  8,337       $  37,451      $ 29,176
EBITDA margin....................................         26.7%           24.1%         17.9%
Gross margin.....................................         47.2            46.2          45.7
Operating margin.................................         24.1            20.2          13.5
Book value per share.............................     $   1.02             N/A           N/A
BALANCE SHEET:
Working capital..................................     $ 31,925       $  39,690      $ 46,794
Total assets.....................................      194,230         185,085       193,860
Total debt.......................................      128,152          61,050        77,104
Total stockholders' equity(d)....................       34,750          93,330        80,365

                                                        (Footnotes on next page)

------------------
(a) Pro forma results of operations presents the results of operations as if the Going-Private transaction (see Pro Forma Financial Statements included elsewhere within this Proxy Statement.) had taken place as of January 1, 1998. Pro forma balance sheet data presents balance sheet data as if the Going-Private transaction had taken place as of December 31, 1998.

(b) Pro forma results of operations presents the results of operations as if the Acquisition (see Note 1 to the Consolidated Financial Statements) had taken place as of January 1, 1995 and as if the Management Services Agreement (see Notes 1 and 11 to the Consolidated Financial Statements) between Hay Island and the Company had been in effect as of January 1, 1995.

(c) EBITDA is defined as earnings before interest expense, net, provision for income taxes and depreciation and amortization. The Company believes that EBITDA is a measure commonly used by analysts and investors. Accordingly, this information has been disclosed herein to permit a more complete analysis of the Company's operating performance. EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of operations or cash flow data prepared in accordance with generally accepted accounting principles as a measure of the profitability or liquidity of the Company. EBITDA does not take into account the Company's debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.

(d) See Note 4 to the Consolidated Financial Statements for restrictions on dividend payments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the related notes thereto.

     The Company's net sales have increased from $186.4 million in the fiscal year ended December 31, 1995 ('Fiscal 1995') to $275.6 million in the fiscal year ended December 31, 1997 ('Fiscal 1997'), representing a compound annual growth rate of 21.6%. During the same period, the Company's operating profit increased from $34.0 million (on a pro forma basis) to $73.1 million, representing a compound annual growth rate of 46.5%. For the fiscal year ended December 31, 1998 ('Fiscal 1998'), net sales were $267.0 million and operating profits were $59.7 million. The Company believes that its operating performance has been due to: (i) the strength of the Company's brands, especially its Swisher Sweets brand, which is the largest selling cigar brand in the world,
(ii) the resurgence in cigar smoking, (iii) the Company's significant market position in each of the major cigar product categories in which it competes,
(iv) its ability to increase prices of its cigar and smokeless tobacco product categories in each of the last several years, except premium cigars in 1998, with respect to which the Company did not increase (and, in some cases, decreased) pricing, (v) its continuous efforts to reduce manufacturing unit costs and improve its manufacturing process and (vi) the strength of the Company's sales and marketing organization. There can be no assurance that the Company's net sales and operating profits achieved since Fiscal 1995 can be maintained at such levels, or at any other level.

     The Company's profitability depends, to a significant extent, on the level of utilization of its manufacturing capacity and the efficiencies of its operations. As the Company has increased its volume, coupled with the Company's processing improvements and pricing increases, the Company's gross margin improved from 46.3% of net sales in Fiscal 1995 to 50.0% of net sales in Fiscal 1997, and its operating profit margin improved from 18.3% of net sales (on a pro forma basis) in Fiscal 1995 to 26.5% of net sales in Fiscal 1997. In Fiscal 1998, the Company's gross margin was 49.0% of net sales and its operating profit margin was 22.4% of net sales.

     The Company believes that the gross profit margins in the cigar industry vary by cigar product category. The Company's gross profit margins also vary. The relative gross profit margins of its major cigar categories in descending order are, generally, little cigars, mass market large cigars and premium cigars. In general, the gross profit margins on smokeless tobacco products are higher than the gross profit margins on cigar products.

     The Company's raw material inventory requirements for cigar production are relatively modest due to its long-standing relationships with major tobacco suppliers who commit to supply tobacco as needed by the Company. The Company's largest working capital requirements are driven by its smokeless tobacco operations. The tobacco for dry and moist snuff and loose-leaf chewing tobacco requires aging of two to three years before being processed into finished products.

     The Company maintains sufficient smokeless tobacco raw material inventories to ensure proper aging and an adequate supply. Although the Company's business is not seasonal, purchases of smokeless tobacco raw material inventory typically occur from the middle of the fourth quarter through the end of the first quarter of each year. Therefore, smokeless tobacco inventories at year end and at the end of the first quarter are typically higher than during the rest of the year.

     During Fiscal 1997, the Company acquired interests in two joint ventures which were to supply the Company with a portion of its premium cigars. The Company also purchases premium cigars from third-party manufacturers. Prices for each year are generally agreed to prior to the start of the year. Typically, prices are subject to adjustment if affiliates and third-party manufacturers can substantiate that their costs of manufacturing have increased by a fixed percentage over the costs assumed in setting the prices. The Company's ability to maintain its gross margins for premium cigars in the event of price increases by affiliates and third-party manufacturers is dependent on its ability to pass along these cost increases in the form of price increases to its customers. Over the last few years, the Company has been able to raise prices to recover product price increases, although there is no assurance it will be able to do so in the future to the full extent needed to maintain its gross margins.

     In October 1998, the Company announced that COTABEX, a joint venture between the Company, Manufactura de Tabacos, S.A., a cigar manufacturer in the Dominican Republic, and Tabacos de Canarias, a Canary Islands tobacco company, would be terminated and closed in 1999. The Company incurred a pre-tax charge of $806,000 as a result of this termination. Due to industry-wide excess retail inventory levels of premium cigars and the resulting excess manufacturing capacity available in the Dominican Republic for premium cigars, all three joint venturers agreed to the termination. Additionally, the Company has also reduced production at its other offshore facilities.

     The Company sources its tobacco requirements from vendors in countries throughout the world. In addition, approximately 3% of the Company's net sales in Fiscal 1998 were to customers in foreign countries. Virtually all of the Company's sales are denominated in U.S. dollars, as are its raw material and finished product purchases. Thus, the Company has no material exposure to foreign exchange gains or losses.

     The Company is a holding company that owns the outstanding capital stock of Swisher, through which the Company conducts its business operations. The results of operations and financial position of the Company reflect the consolidated results of operations and financial condition of Swisher and its predecessors. Before November 6, 1995, Swisher was a wholly-owned subsidiary of American Maize. On November 6, 1995, the Company acquired all of the outstanding shares of Swisher in the American Maize Transaction. See 'THE PARTIES--The Company.'

     The results of operations and financial position of the Company have been significantly affected by adjustments resulting from the acquisition, including a substantial increase in debt associated with the American Maize Transaction, the allocation of purchase price and amortization of goodwill. As a result of these adjustments, the results of operations and financial position of the Company before the American Maize Transaction are not comparable with its results of operations and financial position thereafter.

FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997

     Net Sales. Net sales decreased $8.6 million or 3.1% to $267.0 million for Fiscal 1998 from $275.6 million for Fiscal 1997. The decrease in net sales was due to lower sales of smokeless tobacco products and higher product returns, offset partially by higher sales of cigars. Cigar sales increased principally due to price increases in all categories except premium cigars, offset by unit volume decline, in all categories except little cigars. Smokeless tobacco sales decreased as a result of volume decline, offset partially by price increases in all smokeless tobacco categories. Higher product returns were due to excess wholesale inventories of premium and mass market large cigars and a moderation in the growth of retail sales.

     Gross Profit. Gross profit decreased $7.1 million or 5.1% to $130.9 million (49.0% of net sales) for Fiscal 1998 from $137.9 million (50.0% of net sales) for Fiscal 1997. The decrease in gross profit for 1998 was due to the decrease in net sales and a shift in sales mix.

     Selling, General and Administrative ('SG&A') Expenses. SG&A expenses increased $6.3 million or 9.7% to $71.1 million (26.6% of net sales) for Fiscal 1998 from $64.9 million (23.5% of net sales) for Fiscal 1997. The increase of $6.3 million is principally due to an increase in selling and marketing expenses.

     Operating Profit. Operating profit decreased $13.3 million or 18.2% to $59.7 million (22.4% of net sales) for Fiscal 1998 from $73.1 million (26.5% of net sales) for Fiscal 1997. The decrease, as a percentage of net sales, was primarily due to an increase in SG&A expenses both absolutely and as a percentage of net sales, and lower gross profit margins.

     Interest Expense, Net. Interest expense, net decreased $1.0 million or 12.1% to $7.1 million for Fiscal 1998 from $8.0 million for Fiscal 1997. For Fiscal 1998, the average debt balance was $97.1 million, with an average effective interest rate of 7.3%. For Fiscal 1997, the average debt balance was $109.4 million, with an average effective interest rate of 7.4%.

     Other Expense, Net. For Fiscal 1998, other expense, net includes a charge of $0.8 million related to the closure of the COTABEX joint venture, a three party arrangement between the Company and two other cigar manufacturers.

     Income Taxes. The effective income tax rate was 38.9% and 39.3% for Fiscal 1998 and Fiscal 1997, respectively. The lower effective income tax rate for Fiscal 1998 reflects a change in the geographical composition of earnings.

     Net Income. Net income decreased $7.8 million or 19.8% to $31.5 million (11.8% of net sales), for Fiscal 1998 from $39.3 million (14.3% of net sales), for Fiscal 1997.

FISCAL YEAR ENDED DECEMBER 31, 1997 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1996

     Net Sales. Net sales increased $50.4 million or 22.4% to $275.6 million for Fiscal 1997 from $225.2 million for Fiscal 1996. The increase in net sales was due to higher sales of cigars and smokeless tobacco products. Cigar sales increased principally due to unit volume growth and, to a lesser extent, price increases in all cigar categories. Cigar sales also increased as a result of a shift in sales mix to higher priced cigars. Smokeless tobacco sales increased as a result of volume growth in all smokeless tobacco categories and, to a lesser extent, price increases in all smokeless tobacco categories.

     Gross Profit. Gross profit increased $26.5 million or 23.8% to $137.9 million (50.0% of net sales) for Fiscal 1997 from $111.5 million (49.5% of net sales) for Fiscal 1996. The increase in gross profit for Fiscal 1997 was due to the increase in net sales in all cigar and smokeless tobacco product categories. As a percentage of net sales, gross profit increased due to a shift in sales mix, offset partially by an increase in labor costs as a result of adding a third production shift and bringing little cigar production in-house at the Company's facility in Jacksonville, Florida.

     SG&A Expenses. SG&A expenses increased $3.9 million or 6.3% to $64.9 million (23.5% of net sales) for Fiscal 1997 from $61.0 million (27.1% of net sales) for Fiscal 1996. The increase is principally due to an increase in marketing expenses, offset in part by a reduction in administrative expenses, as a result of the management services agreement between the Company and Hay Island and the one-time special bonuses paid to management in Fiscal 1996. The decrease, as a percentage of net sales, was primarily due to SG&A expenses increasing at a lower rate relative to the increase in net sales as a consequence of management's monitoring of, and efforts to control, expenses.

     Operating Profit. Operating profit increased $22.6 million or 44.8% to $73.1 million (26.5% of net sales) for Fiscal 1997 from $50.5 million (22.4% of net sales) for Fiscal 1996. The increase, as a percentage of net sales was primarily due to higher gross profits margins, and a decrease in SG&A expenses as a percentage of net sales.

     Interest Expense, Net. Interest expense, net decreased $1.5 million or 15.3% to $8.0 million for Fiscal 1997 from $9.5 million for Fiscal 1996. For Fiscal 1997, the average debt balance was $109.4 million, with an average effective interest rate of 7.4%. For Fiscal 1996, the average debt balance was $122.9 million, with an average effective interest rate of 7.7%.

     Income Taxes. The effective income tax rate was 39.25% and 39.23% for Fiscal 1997 and Fiscal 1996, respectively.

     Net Income. Net income increased $14.5 million or 58.5% to $39.3 million (14.3% of net sales) for Fiscal 1997 from $24.8 million (11.0% of net sales) for Fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash flows provided by operating activities were $27.1 million and $38.3 million for Fiscal 1998 and Fiscal 1997, respectively. The decrease of $11.2 million was primarily due to higher working capital requirements resulting from increased inventory levels and lower net income.

     The Company's raw material inventory requirements for mass market cigar production are relatively modest due to its long standing relationships with major tobacco suppliers who commit to supply tobacco inventory as needed by the Company. As a result of developments in the premium cigar market, the Company has experienced increases in its premium cigar inventory levels, which the Company currently believes is not long-term in nature. The Company's largest working capital requirements are driven by its smokeless tobacco operations. The tobacco for dry and moist snuff and loose-leaf chewing tobacco requires aging of two to three years before being processed into finished products. The Company maintains sufficient smokeless tobacco raw material inventories to ensure proper aging and an adequate supply. Although the Company's business is not seasonal, purchases of smokeless tobacco raw material inventory typically occur from the middle of the fourth quarter through the end of the first quarter of each year. Therefore, smokeless tobacco inventories at year end and at the end of the first quarter are typically higher than during the rest of the year. The Company will fund its working capital requirements through operating cash flows, and, if needed, bank borrowings.

     Cash flows used in investing activities were $15.6 million and $22.5 million for Fiscal 1998 and Fiscal 1997, respectively. Cash flows used in Fiscal 1998 and 1997 were primarily related to investments in joint ventures for the production of premium cigars, and purchases of property, plant and equipment. Capital expenditures are estimated to be between $5 million and $8 million for each of 1999 and 2000 and are expected to be used to maintain existing equipment and facilities as well as increase production capacity. The capital expenditures referred to above are expected to be funded by cash flows from operations and, if needed, bank borrowings.

     Cash flows used in financing activities were $10.9 million and $16.6 million for Fiscal 1998 and Fiscal 1997, respectively. The 1998 amount is due principally to changes in long-term borrowings and the repurchase of Class A Shares. The 1997 amount is due principally to changes in long-term borrowings.

     As of December 31, 1998, borrowings under the Existing Credit Facility were $93.0 million, and the Company had $20.825 million of unused availability thereunder, after taking into account approximately $1.175 million utilized to support letters of credit.

     To convert floating rate debt into fixed rate debt, the Company previously entered into two interest rate swap agreements. As of December 31, 1998, the total notional amount covered by the one remaining swap agreement was $15.0 million. The agreement terminates on July 2, 1999. Under the terms of this agreement, the Company receives a variable interest rate equal to three-month LIBOR and pays a fixed rate of approximately 5.9% as of December 31, 1998. If the Company had terminated these agreements on December 31, 1998 or December 31, 1997, the effect, as of the end of each period, would have been insignificant.

     The Company believes that the net cash flow generated from future operations and the availability of borrowings under the Existing Credit Facility, or the New Credit Facility if the Merger is consummated, will be sufficient to fund its working capital requirements, capital expenditures and debt service requirements for the foreseeable future.

INFLATION

     The Company has historically been able to pass inflationary increases for raw materials and other costs on to its customers through price increases; however, there is no assurance it will be able to do so in the future.

SEASONALITY

     Although the Company's business is generally non-seasonal, consumption of smokeless tobacco products increases slightly during the summer months. Additionally, purchases of smokeless tobacco raw materials typically occur from the middle of the fourth quarter to the end of the first quarter.

REGULATION

     See 'THE PARTIES--The Company--Regulation.'

EXCISE TAXES

     See 'THE PARTIES--The Company--Excise Taxes.'

LITIGATION

     See 'THE PARTIES--The Company--Legal Proceedings.'

RECENT DEVELOPMENTS

     See 'THE MERGER AND THE MERGER AGREEMENT.'

YEAR 2000

     The 'Year 2000 Issue' is the result of computer programs that were written using two digits rather than four to define the applicable year. If the Company's computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date using '00' as the Year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     The Company has modified all of its significant computer applications and believes they are Year 2000 compliant. All databases currently contain four-digit years in their date fields, instead of the former two-digit years, and all software has been tested to ensure that these dates are read and interpreted correctly. All non-compliant hardware has been replaced with machinery represented as compliant, and all significant non-IT systems have been reviewed with their manufacturers and are now believed to be compliant.

     The Company's use of third-party software applications is limited to UNIX-and Microsoft Windows-based operating systems and standard personal computer office software such as word processing and spreadsheet applications. The manufacturers have reported all such software as Year 2000 compliant. As the Company uses Electronic Data Interchange extensively to communicate with certain customers, specifically for order taking and invoicing, this area is being monitored carefully to ensure that these customers are able to send and receive compliant data no later than June 30, 1999.

     Most Year 2000 compliance efforts were completed by the Company's IT staff with minimal time and without affecting progress of other IT projects. As a result, the Company's Year 2000 expenditures have approximated only $50,000, and future costs are expected to be insignificant.

     The Company has identified those of its vendors, suppliers and customers which it expects to be material to its operations after January 1, 2000 ('Key Business Partners'). Through inquiry and other available means, the Company is taking steps to determine the state of their Year 2000 readiness. The Company will continue to monitor the readiness of such Key Business Partners and will develop contingency plans, as appropriate, to the extent that there appears a significant risk, in the Company's reasonable judgment, of Year 2000 compliance failure with respect to any of them.

     Although the Company cannot quantify the worst case consequences that may result from any failure of Year 2000 readiness on the part of the Company or any of its Key Business Partners, it anticipates that such consequences could include, among other things, temporary delays in the delivery of products as well as delays and errors in customer/vendor remittances. Consequently, even a temporary inability of the Company to conduct its business in the ordinary course due to the Year 2000 issue could have a material adverse effect on the business and results of operations of the Company. While the Company has no contingency plans regarding the failure of its systems or the systems of its Key Business Partners, the Company believes that actions taken to date, as described above, should reduce the risk of any disruption and the resulting impact on the Company and its business.

CERTAIN FINANCIAL PROJECTIONS OF THE COMPANY

     In the normal course of business, management of the Company prepares internal budgets, plans, estimates, forecasts or projections as to future revenues, earnings or other financial information in order to be able to anticipate the financial performance of the Company. It does not, as a matter of course, publicly disclose these internal documents. However, in connection with the proposed merger, to facilitate the financial due diligence by the respective financial advisors, the Company provided Wasserstein Perella with a preliminary 1999 annual budget and with the Financial Projections set forth below which reflected management's best estimates and good faith judgments as to the future performance of the Company. The same five-year projections were also provided to PaineWebber during the course of its engagement on behalf of the Special Committee. The Financial Projections were subject to and prepared on the basis of estimates, limitations, qualifications and assumptions and involved judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company. While the Company believes these estimates and assumptions to have been reasonable, there can be no assurance that the projections will be accurate, and actual results may vary materially from those shown. In light of the uncertainties inherent in forward looking information of any kind, the inclusion of these projections herein should not be regarded as a representation by the Company, the Class B Holder or any other entity or person that the anticipated results will be achieved and investors are cautioned not to place undue reliance on such information. See 'SPECIAL FACTORS-- Engagement by the Special Committee and Opinion of PaineWebber.'

     The Company has not updated and does not intend to update or otherwise revise the Financial Projections to reflect circumstances existing after the date of the most recent financial statements included in this Proxy Statement or to reflect the occurrence of unanticipated events. The Financial Projections should be read together with the Company's Consolidated Financial Statements and the notes thereto included in this Proxy Statement and other information contained or incorporated by reference in this Proxy Statement.

     Subject to the qualifications and limitations stated above, the Financial Projections presented below generally rely upon the material assumptions and bases for projections set forth therein.

                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------
                                                          1999        2000        2001        2002        2003
                                                        --------    --------    --------    --------    --------
Net sales............................................   $289,267    $299,230    $314,037    $329,969    $347,140
Cost of sales........................................    151,893     154,874     162,306     170,281     178,855
                                                        --------    --------    --------    --------    --------
Gross profit.........................................    137,374     144,356     151,731     159,688     168,284
Selling, general and administrative expenses.........     76,825      80,666      84,700      88,935      93,381
                                                        --------    --------    --------    --------    --------
Operating profit.....................................     60,549      63,690      67,031      70,753      74,903
Interest expense (income), net.......................      4,885       2,296        (176)     (2,642)     (5,170)
Other expense (income), net..........................       (150)       (375)       (425)       (480)       (541)
                                                        --------    --------    --------    --------    --------
Income before income taxes...........................     55,814      61,769      67,632      73,875      80,615
Provision for income taxes...........................     21,767      24,090      26,377      28,812      31,439
                                                        --------    --------    --------    --------    --------
Net income...........................................   $ 34,047    $ 37,679    $ 41,255    $ 45,063    $ 49,176
                                                        --------    --------    --------    --------    --------
                                                        --------    --------    --------    --------    --------

     The projections included herein have been prepared by the Company based upon management's estimates of the total market for cigars and smokeless tobacco products and the Company's own performance through 2003. In the projections:

     (i) The increase in net sales in each of 2000, 2001, 2002 and 2003 reflects higher cigar and smokeless tobacco sales. The increase in cigar sales reflects higher unit sales and price increases in all categories except premium cigars. The increase in smokeless tobacco sales reflects price increases in all categories offset partially by volume decline in all categories except moist snuff.

     (ii) The increase in gross profit in each of 2000, 2001, 2002 and 2003 reflects the increase in net sales.

     (iii) The increase in selling, general and administrative expenses in each of 2000, 2001, 2002 and 2003 reflects increases primarily in selling and marketing expenses.

     (iv) The increase in operating profit in each of 2000, 2001, 2002 and 2003 reflects the increase in gross profit, offset partially by an increase in selling, general and administrative expenses.

     (v) Interest expense (income), net reflects the anticipated interest expense related to the Company's revolving credit facility, and anticipated interest income related to investments.

     (vi) Income taxes reflect all state and federal income taxes, both domestic and foreign.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     Certain of the Company's filings under the Exchange Act (including this Proxy Statement) contain forward-looking statements that are based on current expectations, estimates and projections about the industry in which the Company operates, management's beliefs and assumptions made by management. Words such as 'expects,' 'believes,' 'estimates' and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     Certain matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include the Financial Projections set forth in 'THE PARTIES--The Company--

Certain Financial Projections of the Company.' concerning the projected consolidated income statement data as to the years ending December 31, 1999 through December 31, 2003. Such information has been included in this Proxy Statement for the limited purpose of giving the Company's stockholders access to financial projections by the Company's management. The Finanical Projections were based on assumptions concerning the Company's business prospects in the years 1999 through 2003. The information also was based on other revenue and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth in the Financial Projections. In addition, the consolidated income statement data as to the years ending December 31, 1999 through December 31, 2003 were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts. PricewaterhouseCoopers LLP, the Company's independent accountants, has not examined or applied any agreed upon procedures to this information and, accordingly, assume no responsibility for this information.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY AND NEWCO

     The following table sets forth certain information concerning the directors and executive officers of the Company and Newco. Each individual listed below is a citizen of the United States.

          NAME             AGE   POSITION WITH THE COMPANY OR NEWCO
------------------------   ---   ----------------------------------------------------------------------------------
William Ziegler, III*      70    Chairman of the Board, Chief Executive Officer and Director of the Company;
                                 Chairman of the Board, Chief Executive Officer and Director of Newco
William T. Ziegler*        43    Chairman of the Executive Committee, Chief Operating Officer and Director of the
                                 Company
Timothy Mann               56    President and Director of the Company
Robert A. Britton          52    Executive Vice President, Chief Financial Officer and Director of the Company
Nicholas J. Cevera, Jr.    62    Executive Vice President--Operations and Director of the Company
Blake T. Newton, III       56    Executive Vice President and General Counsel of the Company
J. Thomas Ryan, III        51    Executive Vice President--Sales & Marketing and Director of the Company
Justo S. Amato             65    Senior Vice President--Finance of the Company
Joseph R. Augustus         37    Senior Vice President--Government Relations
Paul M. Arvia              61    Senior Vice President--Sales of the Company
Barry L. Drugg             52    Senior Vice President--Human Resources of the Company
John E. Fraleigh           61    Senior Vice President--Tobacco Procurement of the Company
Peter J. Ghiloni           48    Senior Vice President--Marketing of the Company
Karl H. Ziegler            29    Secretary of the Company; Secretary of Newco
Cynthia Z. Brighton        39    Vice President--Financial Services, Treasurer and Director of the Company
C. Keith Hartley           56    Director of the Company
Alfred F. La Banca         67    Director of the Company
Donald E. McNicol          77    Director of the Company
Charles H. Mullen          71    Director of the Company
John R. Tweedy             69    Director of the Company

------------------
* William Ziegler, III is the father of William T. Ziegler, Karl H. Ziegler and Cynthia Z. Brighton.

     WILLIAM ZIEGLER, III has been a Director, Chief Executive Officer and Chairman of the Board of the Company since November 1995. Mr. Ziegler served as a Director of American Maize from 1958 to 1995; as Chairman of its Board from 1964 to 1995; and as its Chief Executive Officer from 1976 to 1993. He has also been a Director of Swisher since 1966. Mr. Ziegler is President of the E. Matilda Ziegler Foundation for the Blind (a private foundation) and also has served as Trustee of Connecticut College and as a member of the Board of Directors of the Maritime Aquarium at Norwalk, Connecticut. Mr. Ziegler is the father of William T. Ziegler, Cynthia Z. Brighton and Karl H. Ziegler. Mr. Ziegler is a member of the Executive Committee.

     WILLIAM T. ZIEGLER has been a Director and Chief Operating Officer of the Company since November 1995. From 1991 to 1994, Mr. Ziegler served as Director of Corporate Development for Helme Tobacco Company, a former subsidiary which was merged into the Company in 1994 ('Helme'). William T. Ziegler is a son of William Ziegler, III. William T. Ziegler is Chairman of the Executive Committee.

     TIMOTHY MANN has been a Director and President of the Company since November 1995. He has also served as President and a Director of Swisher since 1986. Mr. Mann is Vice President of the Cigar Association of America, and serves on its Board of Directors. He is also a Director of the Tobacco Merchants' Association and a member of the National Association of Wholesale Marketers by whom he was named a Dean of the Industry. Mr. Mann is a member of the Executive Committee.

     ROBERT A. BRITTON was named Executive Vice President, Chief Financial Officer and a Director of the Company in October 1996 after serving as Vice President and Chief Financial Officer of the Company since November 1995. From 1990 to 1995, Mr. Britton served as Vice President and Treasurer of American Maize. Mr. Britton is a member of the Pension Committee.

     NICHOLAS J. CEVERA, JR. has been a Director and Executive Vice President-Operations of the Company since November 1995. He has also served as Executive Vice President-Operations of Swisher since July 1986 and, prior thereto, as its Vice President-Manufacturing since April 1980.

     BLAKE T. NEWTON, III has been Executive Vice President and General Counsel of the Company since April 1997. For more than 20 years prior thereto, Mr. Newton was a member of the law firm of Keck Mahin & Cate and its predecessor, Hall, McNicol, Hamilton & Clark.

     J. THOMAS RYAN, III has been a Director and Executive Vice President-Sales and Marketing of the Company since November 1995. Mr. Ryan, who has also been Executive Vice President-Sales and Marketing of Swisher since April 1994, was President of Helme from 1985 to 1994 and Senior Vice President of Helme from 1983 to 1985. Mr. Ryan serves on the Boards of the Cigar Association of America, the Smokeless Tobacco Council and the Smokeless Tobacco Research Council.

     JUSTO S. AMATO was named Senior Vice President-Finance of the Company in September 1996 after serving as Vice President-Finance since November 1995. He also has been Senior Vice President-Finance of Swisher since September 1996 and, prior thereto, its Vice President-Finance since 1978.

     PAUL M. ARVIA was named Senior Vice President-Sales of the Company in September 1996 after serving as Vice President-Sales since November 1995. He also has been Senior Vice President-Sales of Swisher since September 1996 and, prior thereto, its Vice President-Sales since 1983.

     JOSEPH R. AUGUSTUS was named Senior Vice President-Government Relations of the Company in October 1998 after serving as Vice President-Government Relations since October 1996, prior to which he was Director-Government Relations of the Company and of Swisher.

     BARRY L. DRUGG was named Senior Vice President-Human Resources of the Company in September 1996 after serving as Vice President-Personnel and Administration since November 1995. He also has been Senior Vice President-Human Resources of Swisher since September 1996 and, prior thereto, its Vice President-Personnel and Administration since 1983.

     JOHN E. FRALEIGH was named Senior Vice President-Tobacco Procurement of the Company in October 1996 after serving as Vice President-Tobacco Procurement since November 1995. He also has been Senior Vice President-Tobacco Procurement of Swisher since October 1996 and, prior thereto, its Vice President-Tobacco Procurement since 1976. Mr. Fraleigh, who joined Swisher in 1964, is also responsible for quality control and product development.

     PETER J. GHILONI was named Senior Vice President-Marketing of the Company in September 1996 after serving as Vice President-Marketing since November 1995. He also has been Senior Vice President-Marketing of Swisher since September 1996 and, prior thereto, its Vice President-Marketing since April 1994. Prior thereto, Mr. Ghiloni served as Senior Vice President-Markeeting and Sales for Helme since October 1991.

     CYNTHIA Z. BRIGHTON has been Treasurer, Vice President-Financial Services and Director of the Company since November 1995. From 1986 to 1993, she is also served as a director and corporate secretary of American Fructose Corporation, an American Maize affiliate, and as the corporate secretary of American Maize from 1992 to 1994. Ms. Brighton is a daughter of William Ziegler, III. Ms. Brighton is a member of the Pension Committee.

     KARL H. ZIEGLER has been Secretary of the Company since November 1995. Mr. Ziegler is a son of William Ziegler, III.

     C. KEITH HARTLEY has been a director of the Company since November 1995. Since August 1995 he has been the Managing Partner-Corporate Finance at Forum Capital Markets L.P., an investment banking firm and a co-manager of the Initial Public Offering. From May 1991 to August 1995, Mr. Hartley was an independent financial consultant. From February 1990 to May 1991, Mr. Hartley served as Managing Director of Peers & Co., a merchant banking firm. Mr. Hartley also serves as a director of Comdisco, Inc., a lessor of high technology equipment, and as a director of U.S. Diagnostics, Inc., an operator of diagnostic imaging centers. Mr. Hartley is Chairman of the Audit Committee and a member of the Executive, Pension and Compensation Committees.

     ALFRED F. LA BANCA has been a Director of the Company since November 1995. He is also Chairman of the Board of the Mailex Corporation, and of Action Letter, Inc., which he founded in 1961. Both Mailex Corporation and Action Letter, Inc. specialize in the production of direct mail data processing and outsource management for client firms. Mr. La Banca is Chairman of the Compensation Committee and a member of the Executive Committee and the Audit Committee.

     DONALD E. MCNICOL has been a Director of the Company since November 1995. He is presently of counsel to the law firm of Schnader Harrison Segal & Lewis LLP. Mr. McNicol was a partner of Hall, McNicol, Hamilton & Clark from 1956 to 1992 and of counsel to the firm of Keck, Mahin & Cate from 1992 to 1996. Mr. McNicol served as a Director and General Counsel of American Maize from 1964 to 1991. Mr. McNicol is Chairman of the Pension Committee and a member of the Executive, Compensation and Audit Committees.

     CHARLES H. MULLEN has been a director of the Company since February 1997. Mr. Mullen retired in 1992 as chairman and chief executive officer of American Tobacco Company, which was a subsidiary of American Brands, Inc. He was also a vice president and a member of the board of directors of American Brands, Inc. Prior thereto he was chairman of American Cigar, a former subsidiary of American Brands, Inc. In addition, Mr. Mullen serves as a director of Standard Commercial Corporation. Mr. Mullen is a member of the Audit and Compensation Committees. Mr. Mullen is the sole member of the Special Committee formed in connection with the proposed Merger.

     JOHN R. TWEEDY has been a Director of the Company since November 1995. Mr. Tweedy served in various management positions at American Maize and its affiliates from 1972 until he retired as Senior Vice President of American Maize in 1993. Mr. Tweedy is a member of the Audit and Compensation Committees. Mr. Tweedy was a member of the Special Committee until his resignation on December 8, 1998, after having met the day before with a doctor, due to a change in his health which he believed would preclude him from properly discharging further the duties imposed upon him by membership in the Special Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP WITH HAY ISLAND

     As a result of Hay Island's stock ownership of the Company, the Board of Directors is, and is expected to continue to be, comprised entirely of designees of Hay Island, and Hay Island is, and is expected to continue to be, able to direct and control the policies of the Company and its subsidiaries, including those with respect to mergers, sales of assets and similar transactions. Hay Island is deemed to be beneficially owned by William Ziegler, III, individually and as trustee. Messrs. William Ziegler, III, William T. Ziegler, Hartley, La Banca and McNicol, and Ms. Brighton, all of whom are members of the Board of Directors, and some of whom are officers of the Company, are also members of the Board of Directors of Hay Island.

TAX SHARING AGREEMENT

     The Company and Hay Island have been, for federal income tax purposes, members of an affiliated group of corporations of which Hay Island is the common parent (the 'Tax Group'). As a result of such affiliation, the Company and Hay Island are included in a consolidated federal income tax return.

     A tax sharing agreement was entered into between the Company and Hay Island (the 'Tax Sharing Agreement') pursuant to which the Company is required to pay to Hay Island with respect to each tax year an amount equal to the consolidated federal income taxes that would have been incurred by the Company had it not been included in the consolidated federal income tax returns filed by the Tax Group.

     Under existing federal income tax regulations, each of the Company and Hay Island is liable for the consolidated federal income taxes of the Tax Group for any taxable year in which each is a member of the Tax Group. Pursuant to the Tax Sharing Agreement, each of Hay Island and the Company will agree to indemnify the other for any and all claims, demands, actions (including liens, levies, audits, investigations and assessments), causes of action, suits, proceedings, damages, liabilities, and costs and expenses incident thereto relating to federal and state taxes on account of the actions or failure to act of the other party.

MANAGEMENT SERVICES AGREEMENT

     The Company and Hay Island entered into a Management Services Agreement ('MSA'), effective January 1, 1997. The services provided by Hay Island to the Company include, among other things, operations, treasury and cash management, risk management (including obtaining liability, property and casualty insurance), human resource management, marketing support, long-term strategic planning, business development and investor relations.

     The MSA has a term of five years and will automatically renew thereafter for successive one-year terms. After the initial five-year term, the MSA may be terminated at any time by either party upon six months' prior written notice. The MSA is terminable by either the Company or Hay Island upon six months' written notice if Hay Island ceases to own Common Shares representing more than 50% of the aggregate voting power of the Common Shares.

     The amount payable under the MSA for the year ending December 31, 1998 is $937,730, payable in twelve monthly installments. The MSA provides that the amounts payable thereunder will be reviewed on an annual basis and, based on an agreed upon allocation of Hay Island's costs for the services performed, the amount payable thereunder will be increased or decreased, provided that any increase in such amount will be limited to a percentage increase based upon the change in the Consumer Price Index for all Urban Consumers, Northeast for the preceding twelve month period. Each party agreed to indemnify the other, except in certain limited circumstances, against liabilities that the other may incur that are caused by or arise in connection with such party's failure to fulfill its material obligations under the MSA.

FAMILY RELATIONSHIPS

     William Ziegler, III is the Chief Executive Officer and Chairman of the Board of Directors of the Company. William T. Ziegler is Chief Operating Officer and Chairman of the Executive Committee of the Board of Directors of the Company. Cynthia Z. Brighton is a Director, Vice President--Financial Services and Treasurer of the Company. Karl H. Ziegler is Secretary of the Company. William Ziegler, III is the father of William T. Ziegler, Cynthia Z. Brighton and Karl H. Ziegler; all four of them are also employees of Hay Island and were compensated during 1997 and 1998 solely by Hay Island for their services to the Company.

     As used in this Proxy Statement, the term 'Ziegler Family Members' includes only the following persons: (A) William Ziegler, III and his estate, guardian, conservator or committee; (B) each descendant of William Ziegler, III (a 'Ziegler Descendant') and their respective estates, guardians, conservators or committees; (C) each Family Controlled Entity (defined below); and (D) the trustees, in their respective capacities as such, of each Family Controlled Trust (defined below). For purposes of this Proxy Statement, the term 'Family Controlled Entity' shall mean (A) any not-for-profit corporation if at least 80% of its board of directors is composed of William Ziegler, III and/or Ziegler Descendants; (B) any other corporation if at least 80% of the value of its outstanding equity is owned by Ziegler Family Members; (C) any partnership if at least 80% of the value of its partnership interests are owned by Ziegler Family Members; and (D) any limited liability or similar company if at least 80% of the value of the company is owned by Ziegler Family Members. For purposes of this Proxy Statement, the term 'Family Controlled Trust' shall mean (A) the Ziegler Trusts and (B) any trust the primary beneficiaries of which are William Ziegler, III, Ziegler Descendants and/or charitable organizations (collectively, 'Ziegler Beneficiaries').

REGISTRATION RIGHTS AGREEMENT

     Hay Island and the Company are parties to a Registration Rights Agreement (the 'Registration Rights Agreement'), pursuant to which Hay Island and certain permitted transferees of the Class B Shares held by Hay Island (Hay Island and such permitted transferees being referred to herein as the 'Permitted Holders') will have the right to require the Company to register under the Securities Act of 1933, as amended (a 'Demand

Registration') all or part of the Class A Shares issuable upon conversion of the Class B Shares owned by such Permitted Holders; provided that the Company may postpone giving effect to a Demand Registration for up to a period of 60 days if the Company believes such registration might have a material adverse effect on any plan or proposal by the Company with respect to any financing, acquisition, recapitalization, reorganization or other material transaction, or the Company is in possession of material non-public information that, if publicly disclosed, could result in a material disruption of a major corporate development or transaction then pending or in progress or in other material adverse consequences to the Company. Hay Island has advised the Company that it does not have any present intention to request any such registration by the Company of its Class A Shares. In addition, the Permitted Holders will have the right to participate in registrations (a 'Piggyback Registration'). The Company will pay any expenses incurred in connection with any Demand Registration or Piggyback Registration, except for underwriting discounts, commissions and certain expenses attributable to the shares of Class A Shares sold by such Permitted Holders.

OTHER AGREEMENTS

     On February 1, 1996, Donald E. McNicol, a director of the Company and of counsel to Schnader Harrison Segal & Lewis LLP, entered into an agreement with the Company regarding his services to the Company. Immediately prior to the Initial Public Offering, Mr. McNicol assumed the responsibilities of Vice President of Hay Island and resigned as Vice Chairman of the Company. Hay Island assumed all obligations under such agreement. Pursuant to the agreement, an aggregate amount of $500,000 was payable to Mr. McNicol, although payment was deferred, with interest at the prime rate, until February 1, 2001, when payment will be made.

SECURITY OWNERSHIP

     The following table sets forth certain information regarding the beneficial ownership of the Class A Shares and Class B Shares, as of December 31, 1998, by
(i) each person known by the Company to own beneficially more than 5% of the outstanding Class A Shares or Class B Shares, (ii) each of the Company's directors, (iii) each of the executive officers of the Company, and (iv) all directors and executive officers of the Company, as a group (20 persons). Except as set forth in the notes to the table, the business address of each person is 20 Thorndal Circle, Darien, Connecticut 06820. The information set forth in the table and the notes thereto is based solely upon information provided to the Company directly by such stockholders. As described in the notes to the table, voting and/or dispositive power with respect to certain Common Shares is shared by the named individuals or entities. In these cases, such shares are shown as beneficially owned by each of those sharing voting and/or dispositive power.

                                                                   CLASS A SHARES             CLASS B SHARES (1)
                                                              ------------------------     -------------------------
                                                               NUMBER       PERCENT OF       NUMBER       PERCENT OF
                           NAME                               OF SHARES       CLASS        OF SHARES        CLASS
----------------------------------------------------------    ---------     ----------     ----------     ----------
Hay Island Holding Corporation (2)(17)                              --            --       28,100,000        100.0%
First Union Bank of Connecticut, as trustee (2)(17)                 --            --       28,100,000        100.0%
Scudder Kemper Investments, Inc. (3)                           686,100         11.87%
Citigroup Inc. (4)                                             602,800         10.43%
Marsh & McLennan Companies, Inc. (5)                           377,200          5.83%              --           --
Cynthia Z. Brighton (6)                                          1,750             *               --           --
Robert A. Britton (7)(18)                                        1,000             *               --           --
Nicholas J. Cevera, Jr. (8)(18)                                  1,000             *               --           --
C. Keith Hartley (9)                                             1,500             *               --           --
Alfred F. La Banca (10)                                            500             *               --           --
Timothy Mann (11)(18)                                            2,000             *               --           --
Donald E. McNicol (12)                                           1,000             *               --           --
Charles H. Mullen (13)                                             500             *               --           --
J. Thomas Ryan, III (14)(18)                                     1,000             *               --           --
John R. Tweedy (15)                                              1,000             *               --           --
William T. Ziegler (16)                                          2,250             *               --           --
William Ziegler, III, individually and as trustee (2)(17)          200             *       28,100,000        100.0%
All directors and executive officers as a group (19)            24,850             *       28,100,000        100.0%

---------------
* Less than 1%

     (1) Each Class B Share is convertible at the option of the holder into one Class A Share, and is automatically converted into a Class A Share upon transfer to a person who is not a Ziegler Family Member (as defined in this Proxy Statement). The number of Class A Shares and the percentages contained under this heading do not account for such conversion right.

     (2) All 28,100,000 of the outstanding Class B Shares are owned by Hay Island. Hay Island is owned by Pine Island and by the Ziegler Trusts, of which Mr. Ziegler is the beneficiary. Mr. Ziegler and First Union Bank of Connecticut are the co-Trustees of the Ziegler Trusts and share voting and dispositive power over all 28,100,000 Class B Shares. Mr. Ziegler owns 25% of the outstanding equity interest in Pine Island and Mr. Ziegler's six children own the remaining 75% equity interest in Pine Island, although Mr. Ziegler has sole voting power with respect to such 75% equity interest owned by his children. First Union Bank of Connecticut's business address is 300 Main Street, Stamford, Connecticut 06904.

     (3) Consists of 686,100 Class A Shares beneficially owned or deemed to be owned beneficially by Scudder Kemper Investments, Inc. ('Scudder'), an investment advisor registered with the SEC. Scudder has sole voting power over and dispositive power with respect to all 686,100 such Class A Shares. Scudder's business address is 345 Park Avenue, New York, New York 10154.

     (4) Consists of 602,800 Class A Shares owned beneficially by Citigroup Inc., its subsidiary, Salomon Smith Barney Holdings Inc. ('SSBH') and SSBH's subsidiary, Mutual Management Corp. ('MMC'). MMC shares voting and dispositive power over (and is deemed a beneficial holder of ) 600,000 of these shares. Citigroup Inc. and SSBH share voting and dispositive power (and are deemed beneficial holders of) all 602,800 of these shares.

     (5) Consists of 377,200 Class A Shares owned by clients of Putnam Investment Management, Inc. ('PIM') and clients of The Putnam Advisory Company, Inc. ('PAC'), both of which are Investment Advisors registered with the SEC and wholly-owned subsidiaries of Putnam Investments Inc. ('PII'), a subsidiary of Marsh & McLennan Companies, Inc. PAC is deemed the beneficial owner of the 168,200 Class A Shares owned by its clients and shares voting and dispositive power over said shares with its said clients. PIM is deemed the beneficial owner of the 209,000 Class A Shares owned by its clients and shares dispositive power over said shares with its clients; PIM's clients have retained full voting power over such shares. PII is deemed to share with PAC and PIM any voting and dispositive power which PAC and PIM may have over their respective clients' Class A Shares and PII is deemed a beneficial owner of all of such shares beneficially owned by PIM and PAC. Nevertheless, both PII and Marsh & McLennan Companies, Inc. disclaim beneficial ownership of all such shares. Marsh & McLennan Companies, Inc.'s business address is 1166 Avenue of the Americas, New York, New York 10036. PIM, PAC and PII share the following business address: One Post Office Square, Boston, Massachusetts 02109.

     (6) Consists of 1,750 Class A Shares beneficially owned or deemed to be owned beneficially by Cynthia Z. Brighton directly and with respect to which she has sole voting and dispositive power.

     (7) Consists of 1,000 Class A Shares beneficially owned or deemed to be owned beneficially by Robert A. Britton directly and with respect to which he has sole voting and dispositive power.

     (8) Consists of 1,000 Class A Shares beneficially owned or deemed to be owned beneficially by Nicholas J. Cevera, Jr. directly and with respect to which he has sole voting and dispositive power; but does not include 4,000 Class Shares owned by Mr. Cevera's wife and with respect to which he disclaims beneficial ownership. Mr. Cevera's business address is 459 East 16th Street, Jacksonville, Florida 32206

     (9) Consists of 1,500 Class A Shares beneficially owned or deemed to be owned beneficially by C. Keith Hartley directly and with respect to which he has sole voting and dispositive power. Mr. Hartley's business address is Forum Capital Markets LLC, 53 Forest Avenue, Old Greenwich, Connecticut 06870.

     (10) Consists of 500 Class A Shares beneficially owned or deemed to be owned beneficially by Alfred F. La Banca directly and with respect to which he has sole voting and dispositive power. Mr. La Banca's business address is Mailex Corporation, 11 Elm Street, Stamford, Connecticut 06902.

     (11) Consists of 2,000 Class A Shares beneficially owned or deemed to be owned beneficially by Timothy Mann directly and with respect to which he has sole voting and dispositive power. Mr. Mann's business address is 459 East 16th Street, Jacksonville, Florida 32206.

     (12) Consists of 1,000 Class A Shares beneficially owned or deemed to be owned beneficially by Donald E. McNicol directly and with respect to which he has sole voting and dispositive power. Mr. McNicol's business address is Schnader Harrison Segal & Lewis LLP, 330 Madison Avenue, New York, New York 10017.

     (13) Consists of 500 Class A Shares beneficially owned or deemed to be owned beneficially by Charles H. Mullen directly and with respect to which he has sole voting and dispositive power.

     (14) Consists of 1,000 Class A Shares beneficially owned or deemed to be owned beneficially by J. Thomas Ryan, III directly and with respect to which he has sole voting and dispositive power. Mr. Ryan's business address is 459 East 16th Street, Jacksonville, Florida 32206.

     (15) Consists of 1,000 Class A Shares beneficially owned or deemed to be owned beneficially by John R. Tweedy directly and with respect to which he has sole voting and dispositive power.

     (16) Consists of 2,250 Class A Shares beneficially owned or deemed to be owned beneficially by William T. Ziegler directly and with respect to which he has sole voting and dispositive power.

     (17) Includes shares beneficially owned or deemed to be owned beneficially by William Ziegler, III as follows: 200 Class A Shares directly and with respect to which he has sole voting and dispositive power; and 28,100,000 Class B Shares owned by Hay Island. Hay Island is deemed to be beneficially owned by William Ziegler, III, individually and as co-trustee with First Union Bank of Connecticut of the Ziegler Trusts.

     (18) Excludes Stock Options in respect of Class A Shares granted to the executive under the 1996 Stock Option Plan as follows: Mr. Britton (227,333); Mr. Cevera (227,333), Mr. Mann (312,583) and Mr. Ryan (227,333).

     (19) Excludes Stock Options in respect of an aggregate of 859,308 Class A Shares granted to officers whose names do not appear in this table.

CERTAIN TRANSACTIONS IN THE CLASS A SHARES

     There were no transactions in the Class A Shares that were effected during the past 60 days by the Company or the Class B Holder, or any of their respective subsidiaries, directors, executive officers or controlling persons.

                                 OTHER MATTERS

PROPOSALS BY STOCKHOLDERS OF THE COMPANY

     If the Merger is consummated, there will be no public stockholders of the Company and no public participation in any future meetings of stockholders of the Company. However, if the Merger is not consummated, the Company's public stockholders will continue to be entitled to attend and participate in the Company's stockholder meetings. If the Merger is not consummated, the next Annual Meeting of Stockholders will be held no later than June 7, 1999 (the '1999 Annual Meeting'). Any proposal by a stockholder of the Company who wishes to present a proposal intended to be presented at the 1999 Annual Meeting must have been received by the Company no later than December 8, 1998 in order to be considered by the Board of Directors for inclusion in the proxy statement to be used in connection with the 1999 Annual Meeting. In order for a stockholder to nominate a candidate for director, under the Company's bylaws, timely notice of the nomination must be received by the Company in advance of the meeting. Ordinarily, such notice must be received not less than 30 nor more than 60 days before the meeting (but if the Company gives less than 40 days' notice of the meeting, then such notice must be received prior to the meeting and within 10 days after notice of the meeting is mailed or other public disclosure of the meeting is made). The stockholder filing the notice of nomination must describe various matters regarding the nominee, including such information as name, address, occupation and shares held.

     In order for a stockholder to bring other business before a stockholder meeting, timely notice must be received by the Company within the time limits described above. Such notice must include a description of the proposed business, the reasons therefor, and other specific matters. These requirements are separate from and in addition to the requirements a stockholder must meet to have a proposal considered for inclusion in the Company's 1999 proxy statement. In each case, the notice must be given to the Secretary of the Company, whose address is 20 Thorndal Circle, Darien, Connecticut 06820. Any stockholder desiring a copy of the Company's bylaws will be furnished one without charge upon written request of the Secretary.

INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of Swisher International Group Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended December 31, 1998 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports with respect thereto. Such financial statements have been included herein in reliance on the reports of PricewaterhouseCoopers LLP given on the authority of such firm as experts in auditing and accounting. It is expected that representatives of PricewaterhouseCoopers LLP will be present at the Special Meeting, both to respond to appropriate questions of shareholders of the Company and to make a statement if they so desire.

WHERE YOU CAN FIND MORE INFORMATION

     As required by law, the Company files reports, proxy statements and other information with the SEC. Because the Merger is a 'going-private' transaction, the Company, Newco and the Class B Holder have filed with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E-3 with respect to the Merger. The Schedule 13E-3 and the reports, proxy statements and other information contain additional information about the Company. You can inspect and copy these materials at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. For further information concerning the SEC's public reference rooms, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC's Internet address at 'http://www.sec.gov.' The Company's shares are listed on the NYSE, and materials may also be inspected at its offices, 20 Broad Street, New York, New York 10005.

     You should rely on the information contained in this Proxy Statement. The Company has not authorized anyone to give any information different from the information contained in this Proxy Statement. This Proxy Statement is dated May 14, 1999. You should not assume that the information contained in this Proxy Statement is accurate as of any later date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

OTHER MATTERS

     The management of the Company knows of no other matters which may be presented at the Special Meeting. If any other matters should properly come before the meeting, the persons named in the enclosed form of proxy will vote in accordance with their best judgment on such matters.

                                          By Order of the Board of Directors

                                          Karl H. Ziegler
                                          Secretary

May 14, 1999

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGES
                                                                                                              -----
Report of Independent Accountants..........................................................................    F-2
FINANCIAL STATEMENTS:
     Consolidated Balance Sheets as of December 31, 1998 and 1997..........................................    F-3
     Consolidated Statements of Income for the years ended December 31, 1998, 1997 and 1996................    F-4
     Consolidated Statements of Stockholders' Equity for the years ended December 31, 1998, 1997 and
      1996.................................................................................................    F-5
     Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996............    F-6
     Notes to Consolidated Financial Statements............................................................    F-7
PRO FORMA CONDENSED FINANCIAL DATA:
     Condensed Consolidated Balance Sheet and Pro Forma Condensed Consolidated Balance Sheet as of December
      31, 1998 (unaudited).................................................................................    P-2
     Condensed Consolidated Statement of Income and Pro Forma Condensed Consolidated Statement of Income
      for the year ended December 31, 1998 (unaudited).....................................................    P-3
     Notes to Pro Forma Condensed Consolidated Financial Statements (unaudited)............................    P-4

                       REPORT OF INDEPENDENT ACCOUNTANTS

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Swisher International Group Inc. and Subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 5, 1999

                        SWISHER INTERNATIONAL GROUP INC.
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                              AS OF DECEMBER 31,
                                                                                             --------------------
                                                                                               1998        1997
                                                                                             --------    --------
                                          ASSETS
Current assets:
  Cash and cash equivalents...............................................................   $  1,633    $  1,057
  Accounts receivable, less allowance for doubtful accounts of $1,490 and $1,643,
     respectively.........................................................................     30,770      32,348
  Inventories.............................................................................     77,903      60,714
  Deferred income taxes...................................................................      1,459       1,218
  Other current assets....................................................................      4,699       3,096
                                                                                             --------    --------
     Total current assets.................................................................    116,464      98,433
                                                                                             --------    --------
Property, plant and equipment:
  Land....................................................................................      1,494       1,299
  Buildings and improvements..............................................................     21,562      10,812
  Machinery and equipment.................................................................     57,743      51,300
  Construction in progress................................................................      2,991      11,998
                                                                                             --------    --------
                                                                                               83,790      75,409
  Less, accumulated depreciation..........................................................     11,327       7,155
                                                                                             --------    --------
                                                                                               72,463      68,254
                                                                                             --------    --------

Goodwill, net of accumulated amortization of $5,129 and $3,512, respectively..............     45,116      46,733
Investments in affiliates.................................................................     11,733      13,315
Prepaid pension cost......................................................................      4,954       4,972
Other assets..............................................................................      6,359       6,050
                                                                                             --------    --------
     Total assets.........................................................................   $257,089    $237,757
                                                                                             --------    --------
                                                                                             --------    --------
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.......................................................   $ 23,000    $     --
  Accounts payable........................................................................      6,933       8,102
  Accrued expenses........................................................................      9,870       8,657
  Due to affiliates.......................................................................         --       5,900
  Income taxes payable....................................................................      2,827       2,863
                                                                                             --------    --------
     Total current liabilities............................................................     42,630      25,522
Long-term debt............................................................................     70,072     101,092
Deferred income taxes.....................................................................      9,877       7,296
Accrued postretirement and postemployment benefits........................................     15,364      14,241
Other liabilities.........................................................................      4,583       3,657
                                                                                             --------    --------
     Total liabilities....................................................................    142,526     151,808
                                                                                             --------    --------
Commitments and contingencies
Stockholders' equity:
  Common Stock............................................................................        341         341
  Paid-in capital.........................................................................     45,428      45,428
  Retained earnings.......................................................................     71,603      40,069
  Treasury stock, at cost, 221,700 shares.................................................     (2,895)         --
  Cumulative translation adjustments......................................................         86         111
                                                                                             --------    --------
     Total stockholders' equity...........................................................    114,563      85,949
                                                                                             --------    --------
     Total liabilities and stockholders' equity...........................................   $257,089    $237,757
                                                                                             --------    --------
                                                                                             --------    --------

   The accompanying notes are an integral part of the consolidated financial statements.

                        SWISHER INTERNATIONAL GROUP INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                          YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                                         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                             1998            1997            1996
                                                                         ------------    ------------    ------------
Net sales.............................................................     $266,998        $275,644        $225,229
Cost of sales.........................................................      136,133         137,708         113,764
                                                                         ------------    ------------    ------------
     Gross profit.....................................................      130,865         137,936         111,465
Selling, general and administrative expenses..........................       71,123          64,862          61,008
                                                                         ------------    ------------    ------------
Operating profit......................................................       59,742          73,074          50,457
Interest expense, net.................................................        7,073           8,049           9,505
Other expense, net....................................................        1,018             340             153
                                                                         ------------    ------------    ------------
Income before income taxes............................................       51,651          64,685          40,799
Provision for income taxes............................................       20,117          25,390          16,006
                                                                         ------------    ------------    ------------
Net income............................................................     $ 31,534        $ 39,295        $ 24,793
                                                                         ------------    ------------    ------------
                                                                         ------------    ------------    ------------
Earnings per share:
     Basic............................................................     $    .93        $   1.15        $    .73
                                                                         ------------    ------------    ------------
                                                                         ------------    ------------    ------------
     Diluted..........................................................     $    .93        $   1.15        $    .73
                                                                         ------------    ------------    ------------
                                                                         ------------    ------------    ------------
Weighted average shares outstanding:
     Basic............................................................       33,910          34,100          34,100
                                                                         ------------    ------------    ------------
                                                                         ------------    ------------    ------------
     Diluted..........................................................       33,910          34,152          34,100
                                                                         ------------    ------------    ------------
                                                                         ------------    ------------    ------------

   The accompanying notes are an integral part of the consolidated financial statements.

                        SWISHER INTERNATIONAL GROUP INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                          CUMULATIVE         TOTAL
                                           COMMON      PAID-IN    RETAINED    TREASURY    TRANSLATION    STOCKHOLDERS'
                                           STOCK       CAPITAL    EARNINGS     STOCK      ADJUSTMENTS       EQUITY
                                           ------      -------    --------    --------    -----------    -------------
Balance, December 31, 1995..............    $ --(a)    $31,128    $ 3,622                                  $  34,750
Common Stock Offering (Note 9)..........     341        94,759         --                                     95,100
Dividends to Hay Island.................      --       (80,459)   (27,641 )                                 (108,100)
Net income..............................      --            --     24,793                                     24,793
                                           ------      -------    --------                               -------------
Balance, December 31, 1996..............     341(b)     45,428        774                    $  --            46,543
Net income..............................      --            --     39,295                       --            39,295
Foreign currency translation
  adjustments...........................      --            --         --                      111               111
                                           ------      -------    --------                   -----       -------------
Balance, December 31, 1997..............     341(b)     45,428     40,069     $    --          111            85,949
Net income..............................      --            --     31,534          --           --            31,534
Stock repurchased.......................      --            --         --      (2,895 )         --            (2,895)
Foreign currency translation
  adjustments...........................      --            --         --          --          (25)              (25)
                                           ------      -------    --------    --------       -----       -------------
Balance, December 31, 1998..............    $341(b)    $45,428    $71,603     $(2,895 )      $  86         $ 114,563
                                           ------      -------    --------    --------       -----       -------------
                                           ------      -------    --------    --------       -----       -------------

------------------

(a) Prior to the Common Stock Offering, and as of December 31, 1995, the Company had 100 shares of issued and outstanding Common Stock with a $1 par value.

(b) As of December 31, 1998, 1997 and 1996, the Company had 103,100,000 shares authorized with 34,100,000 shares issued and outstanding at a par value of $.01, of which 221,700 shares are held in Treasury as of December 31, 1998.

   The accompanying notes are an integral part of the consolidated financial statements.

                        SWISHER INTERNATIONAL GROUP INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                         YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                                        DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                            1998            1997            1996
                                                                        ------------    ------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...........................................................     $ 31,534       $   39,295       $  24,793
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization......................................        6,714            6,031           5,580
  Deferred income taxes..............................................        2,340            2,691           2,612
  Provision for loss on closure of joint venture.....................          806               --              --
  Loss on disposal of property, plant and equipment..................          234              100              --
  Changes in assets and liabilities:
    Accounts receivable..............................................         (533)          (9,959)          1,331
    Inventories......................................................      (13,246)          (5,754)         (4,154)
    Other current assets.............................................       (1,604)            (847)           (487)
    Prepaid pension cost.............................................           18             (312)           (340)
    Other assets.....................................................       (1,560)          (1,086)         (1,573)
    Accounts payable and accrued expenses............................           40            3,764            (857)
    Income taxes.....................................................          319            3,603          (1,423)
    Accrued postretirement and postemployment benefits...............        1,123              453           1,015
    Other liabilities................................................          926              346           1,142
    Other, net.......................................................           --               --             (26)
                                                                        ------------    ------------    -------------
Net cash provided by operating activities............................       27,111           38,325          27,613
                                                                        ------------    ------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment...........................       (8,448)         (15,647)         (5,653)
Proceeds from disposal of property, plant and equipment..............           93              604              --
Investments in affiliates............................................       (7,259)          (7,415)             --
                                                                        ------------    ------------    -------------
Net cash used in investing activities................................      (15,614)         (22,458)         (5,653)
                                                                        ------------    ------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in short-term debt............................................           --               --         (20,000)
Long-term borrowings.................................................      639,300           82,100         316,263
Payments of long-term debt...........................................     (647,319)         (98,694)       (306,729)
Dividends paid to Hay Island.........................................           --               --        (108,100)
Proceeds from Common Stock Offering..................................           --               --          95,100
Repurchase of common stock...........................................       (2,895)              --              --
                                                                        ------------    ------------    -------------
Net cash used in financing activities................................      (10,914)         (16,594)        (23,466)
                                                                        ------------    ------------    -------------
Effect of foreign exchange rate changes on cash......................           (7)              40              --
                                                                        ------------    ------------    -------------
Net increase (decrease) in cash and cash equivalents.................          576             (687)         (1,506)
Cash and cash equivalents, beginning of period.......................        1,057            1,744           3,250
                                                                        ------------    ------------    -------------
Cash and cash equivalents, end of period.............................     $  1,633       $    1,057       $   1,744
                                                                        ------------    ------------    -------------
                                                                        ------------    ------------    -------------

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest (net of amount capitalized)...............................     $  7,022       $    8,381       $  10,545
  Income taxes.......................................................     $ 17,332       $   18,970       $  14,782

SUPPLEMENTAL NON-CASH DISCLOSURE:

     During the year ended December 31, 1998, a decision was made to close the COTABEX joint venture, a three-party arrangement between the Company and two other cigar manufacturers. As a result, the Company received inventory and machinery and equipment with a total value of $4,238, as settlement of a receivable from one of its partners ($2,103), and return of its investment ($2,941) which resulted in a loss of $806.
   The accompanying notes are an integral part of the consolidated financial statements.

                        SWISHER INTERNATIONAL GROUP INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

1. GENERAL AND ACQUISITION:

     General. Swisher International Group Inc. and Subsidiaries (the 'Company' or the 'Successor') manufactures and sells cigars and smokeless tobacco products. The principal market for the Company's products is the United States.

     Acquisition. Through November 6, 1995, Swisher International, Inc. (the 'Predecessor') was a wholly owned subsidiary of American Maize-Products Company ('AMPCo'). On November 6, 1995, in connection with the acquisition of AMPCo and its subsidiaries by Eridania Beghin-Say, S.A. ('EBS'), the common stock of the Predecessor was simultaneously sold for $169,773 to the Company, which was a wholly owned subsidiary of Hay Island Holding Corporation ('Hay Island') prior to the Offering (see Note 10). This transaction is referred to as the 'Acquisition.'

     The aggregate purchase price was comprised of cash of $39,773, senior bank debt of $110,000, the proceeds of which were paid to the seller, and subordinated debt of $20,000 payable to the seller.

     The Acquisition was accounted for as a purchase, which results in a new basis of accounting for periods subsequent to the acquisition date. The fair value of assets acquired aggregated $203,859, including goodwill of $50,245
(net), and the fair value of liabilities aggregated $164,086. Based on Hay Island's previous ownership interest in AMPCo, the amount of goodwill and shareholders' equity recognized as of the acquisition date was reduced by $8,645. For income tax purposes, the Acquisition has been treated as an asset purchase. Accordingly, goodwill will be amortized over 15 years for income tax purposes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

     Principles of Consolidation. The consolidated financial statements include the accounts of Swisher International Group Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Except as indicated to the contrary, all references to 'the Company' are to the Predecessor or to the Successor. Foreign currency translation adjustments resulting from the translation of the financial position and results of operations of the Company's United Kingdom subsidiary are accumulated as a separate component of stockholders' equity. Investments in affiliated companies with a 20% or greater ownership interest, but less than majority control, are accounted for on an equity basis and, accordingly, consolidated income includes the Company's share of their income.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Revenue Recognition. Revenue is recognized when shipments are made to customers.

     Earnings Per Share. In 1997, the Financial Accounting Standards Board ('FASB') issued SFAS No. 128, 'Earnings per Share.' SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously required fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS No. 128 requirements. Weighted average shares used in computing diluted earnings per share may differ from the weighted average shares used in computing basic earnings per share as a result of employee stock options.

     Comprehensive Income. In 1997, the FASB issued SFAS No. 130, 'Reporting Comprehensive Income.' SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components. The Company's comprehensive income consists of net income and foreign currency translation adjustments.

                        SWISHER INTERNATIONAL GROUP INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:--(CONTINUED)
Comprehensive income for the years ended December 31, 1998, 1997 and 1996 was $31,509, $39,406 and $24,793, respectively.

     Advertising Costs. Advertising costs of $5,365, $4,072 and $2,521 for the years ended December 31, 1998, 1997 and 1996, respectively, were expensed as incurred.

     Research and Development Costs. Research and development expenditures are expensed as incurred. Expenditures amounted to $1,244, $1,142 and $940 for the years ended December 31, 1998, 1997 and 1996, respectively.

     Cash and Cash Equivalents. Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased. The carrying value of cash equivalents approximates fair value.

     Concentration of Credit Risk. Financial instruments which potentially subject the Company to a concentration of credit risk are cash and cash equivalents and accounts receivable.

     The Company maintains its cash and cash equivalents with various high quality banks. Amounts held in individual banks may periodically exceed, for brief time periods, federally insured amounts. The Company's customers are primarily wholesale tobacco and candy distributors, wholesale grocers and food and drug chains, in many geographic regions. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial condition but does not generally require collateral.

     Inventories. Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) method is used to determine the cost of tobacco and packaging contents in inventory. All tobacco inventory is included in current assets in conformity with standard industry practice, notwithstanding the fact that significant quantities of inventory are carried for several years for purposes of the curing process. The average cost and the first-in, first-out
(FIFO) methods are used to calculate the cost of the remaining inventories.

     Property, Plant and Equipment. Property, plant and equipment is stated at cost less accumulated depreciation. Expenditures for new facilities and those which increase useful lives are capitalized. Maintenance and repairs are expensed as incurred. When property, plant and equipment is sold or retired, the cost and accumulated depreciation applicable to those assets are removed and any gain or loss on the transaction is included in income.

     Plant and equipment is depreciated over its estimated useful life, using the straight-line method. Depreciation is based on the following useful lives: buildings and improvements, 10 to 30 years; machinery and equipment, 5 to 15 years. Assets recorded under capital leases are amortized over the lease term or, if title ultimately passes to the Company, over their estimated useful lives. Depreciation expense approximated $4,201, $3,568 and $3,172, respectively, for the years ended December 31, 1998, 1997 and 1996.

     Goodwill. Goodwill arising from the Acquisition in November 1995 is being amortized over 40 years.

     Investments in Affiliates. During 1997, the Company acquired interests in two joint ventures which were to supply the Company with premium cigars, for a total cost of $14,491. As of December 31, 1997, $5,900 of the total cost is reflected as Due to Affiliates. During 1998, a decision was made to close one of the joint ventures, resulting in a write-off of the Company's investment of $2,941 and a loss of $806, which is included in other expense, net. The excess of the purchase price, which is insignificant, over the Company' s equity interest in the net assets of the joint venture is being amortized over 40 years.

     Assessment of Long-Lived Assets. The Company periodically evaluates whether there has been a permanent impairment in the carrying value of long-lived assets, including goodwill by comparing them to

                        SWISHER INTERNATIONAL GROUP INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:--(CONTINUED) anticipated future operating cash flows. Factors which management considers in performing this assessment include current operating results and trends, demand, competition and other economic factors.

     Deferred Financing Costs. Deferred financing costs relate to costs incurred in connection with long-term bank financing obtained by the Company. Costs of $6,090, which are included in other assets, are being amortized on a straight-line basis (which approximates the interest method) over the term of the financing agreements. Amortization expense for the years ended December 31, 1998, 1997 and 1996 was $1,223, $1,121 and $1,074, respectively.

     Interest Rate Swaps. The Company periodically enters into interest rate swap agreements which change the interest payable on a portion of its outstanding long-term debt from a variable to a fixed rate basis. These agreements involve the receipt of variable rate payments in exchange for fixed rate payments over the life of the agreements without an exchange of the underlying principal amount. The differential to be paid or received is accrued and recognized as an adjustment to interest expense as interest rates change.

     Income Taxes. Under the liability method of accounting for income taxes, the Company recognizes deferred tax liabilities and assets which are determined based on the difference between the financial statement basis and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

     A valuation allowance against deferred tax assets is required if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management has determined, based on the reversal of existing taxable temporary differences and its expectations for the future, taxable income will more likely than not be sufficient to fully recognize deferred tax assets.

3. INVENTORIES:

     Inventories consist of the following:

AS OF DECEMBER 31,                                                         1998              1997
----------------------------------------------------------------          -------           -------
Finished goods..................................................          $22,822           $16,908
Work-in-process.................................................            2,604             2,871
Raw materials...................................................           42,005            33,485
Stores and supplies.............................................           10,472             7,450
                                                                          -------           -------
                                                                          $77,903           $60,714
                                                                          -------           -------
                                                                          -------           -------

     The tobacco content of inventories is stated using the LIFO method. As of December 31, 1998 and 1997, inventories of $64,263 and $52,647, respectively, are stated using the LIFO method of accounting. These amounts are less than the corresponding replacement costs by $1,877 and $169 as of December 31, 1998 and 1997, respectively.

                        SWISHER INTERNATIONAL GROUP INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

4. DEBT:

     Long-term debt consists of the following:

AS OF DECEMBER 31,                                                        1998               1997
--------------------------------------------------------------          --------           --------
Revolving credit borrowings...................................          $ 93,000           $101,000
Capital lease obligations(a)..................................                --                 --
Miscellaneous.................................................                72                 92
                                                                        --------           --------
                                                                          93,072            101,092
Less, current portion.........................................            23,000                 --
                                                                        --------           --------
                                                                        $ 70,072           $101,092
                                                                        --------           --------
                                                                        --------           --------

------------------
(a) The Company leases land, buildings and equipment under a capital lease. As of December 31, 1998 and 1997, property, plant and equipment included $7,624 and $8,336 (net of accumulated depreciation of $3,226 and $2,514, respectively), relating to the assets under lease. As of November 1, 1995, the Company has extinguished its liability under the capital lease by purchasing investments and placing such investments in an irrevocable trust, which will be used to satisfy principal and interest payments for the remainder of the lease.

     In November 1997, the Company modified its credit agreement with BankBoston, N.A., as administrative agent, which consisted of a $27 million revolving credit facility and term loans aggregating $130 million. The modified credit agreement is a $130 million unsecured revolving credit facility ('the Existing Credit Facility'), maturing in November 2001. The facility reduces by $15 million on each anniversary date. At the Company's option, interest is payable based on (a) 'alternate base rate' plus an applicable margin, as defined, which was 7.75% as of December 31, 1998, or (b) Eurodollar rate plus an applicable margin, as defined, which was 6.38% as of December 31, 1998.

     The Existing Credit Facility contains various restrictive covenants including, among other things, limitations on the ability of the Company to incur debt, create liens, pay dividends, sell assets and make investments and acquisitions. The Company's ability to pay dividends is limited to a pool of $10 million plus 25% of net income, as defined, for the four quarters most recently ended prior to the dividend payment date. In addition, the Existing Credit Facility requires the Company to maintain specified financial ratios and satisfy certain tests, including minimum net worth and indebtedness to EBITDA and maximum leverage ratios. The Existing Credit Facility also contains customary events of default.

     As of December 31, 1998, the Company had $20.8 million of unused availability thereunder after taking into account approximately $1.175 million utilized to support letters of credit. The weighted average interest rate on all outstanding debt as of December 31, 1998 and 1997 was 7.29% and 7.36%, respectively.

     The Company previously entered into an interest rate swap agreement which has an aggregate notional amount of $15 million as of December 31, 1998 and terminates on July 2, 1999. Under the terms of the swap agreement, the Company pays a fixed interest rate of 5.9% and receives a variable interest rate equal to three month LIBOR. Such agreement effectively converts the interest on $15 million of long-term debt from a variable rate to a fixed rate of interest. In the event of nonperformance by the counterparties, the Company could lose some or all of any future positive cash flows. However, the Company does not currently anticipate nonperformance by such counterparties. The fair value of the interest rate swap agreement represents the estimated receipts or payments that would be made to terminate the agreement. As of December 31, 1998 and 1997, the Company would have had to pay insignificant amounts to terminate the swap agreement.

     The fair value of the Company's long-term debt approximates the carrying value as of December 31, 1998 and 1997 based on interest rates available for debt with similar terms.

                        SWISHER INTERNATIONAL GROUP INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

4. DEBT:--(CONTINUED)
     Interest costs incurred during the years ended December 31, 1998, 1997 and 1996 were $7,156, $8,203 and $9,638, respectively. Interest capitalized in those periods approximated $364, $345 and $223, respectively.

     Interest income approximated $83, $154 and $133 for the years ended December 31, 1998, 1997 and 1996, respectively.

5. INCOME TAXES:

     Prior to the Acquisition, the Company's income tax filings were the responsibility of AMPCo. For periods subsequent to November 6, 1995, the Company is included in consolidated income tax filings with Hay Island. In accordance with a tax sharing agreement with Hay Island, the Company has computed its provision for income taxes for the years ended December 31, 1998, 1997 and 1996 on a separate company basis.

     The provision for income taxes consists of:

                                                                YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                               DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                   1998            1997            1996
                                                               ------------    ------------    ------------
CURRENT:
Federal.....................................................     $ 15,562        $ 19,779        $ 11,780
State and local.............................................        2,215           2,920           1,614
                                                               ------------    ------------    ------------
                                                                   17,777          22,699          13,394
Deferred, principally federal...............................        2,340           2,691           2,612
                                                               ------------    ------------    ------------
                                                                 $ 20,117        $ 25,390        $ 16,006
                                                               ------------    ------------    ------------
                                                               ------------    ------------    ------------

     The difference between the actual income tax provision and the income tax provision computed by applying the statutory federal income tax rate to income before provision for income taxes is attributable to the following:

                                                              YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                             DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                                 1998             1997             1996
                                                             -------------    -------------    -------------
Federal statutory rate....................................        35.0%            35.0%            35.0%
State and local income taxes, net of federal income tax
  benefit.................................................         3.0              3.2              3.1
Nondeductible expenses....................................         0.3              0.3              0.4
Other, net................................................         0.6              0.8              0.7
                                                                 -----            -----            -----
                                                                  38.9%            39.3%            39.2%
                                                                 -----            -----            -----
                                                                 -----            -----            -----

                        SWISHER INTERNATIONAL GROUP INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

5. INCOME TAXES:--(CONTINUED)
     The components of net deferred tax assets and liabilities are as follows:

AS OF DECEMBER 31,                                                                     1998       1997
-----------------------------------------------------------------------------------   -------    ------
CURRENT DEFERRED TAX ASSETS:
Accrued expenses and reserves......................................................   $   492    $  604
Inventory capitalization...........................................................     1,329     1,052
LIFO reserve.......................................................................        --        58
                                                                                      -------    ------
                                                                                        1,821     1,714
                                                                                      -------    ------
CURRENT DEFERRED TAX LIABILITIES:
Accounts receivable................................................................       362       496
                                                                                      -------    ------
                                                                                          362       496
                                                                                      -------    ------
Current deferred income taxes......................................................   $ 1,459    $1,218
                                                                                      -------    ------
                                                                                      -------    ------
NONCURRENT DEFERRED TAX ASSETS:
Postretirement and postemployment benefit accruals.................................   $   841    $  703
Other..............................................................................       477       219
                                                                                      -------    ------
                                                                                        1,318       922
                                                                                      -------    ------
NONCURRENT DEFERRED TAX LIABILITIES:
Goodwill...........................................................................     2,085     1,312
Depreciation.......................................................................     7,700     5,922
Pension............................................................................       488       298
Other..............................................................................       922       686
                                                                                      -------    ------
                                                                                       11,195     8,218
                                                                                      -------    ------
Noncurrent deferred income taxes...................................................   $ 9,877    $7,296
                                                                                      -------    ------
                                                                                      -------    ------

6. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:

     The Company has several non-contributory defined pension benefit plans which cover substantially all employees. Pension benefits are generally based on either years of service and employee compensation during the last years of employment, or years of service times a multiplier. The Company's policy is to make annual contributions sufficient to meet the minimum funding requirements set forth in the Employees Retirement Income Security Act of 1974 ('ERISA').

     Actuarially determined pension costs are accrued currently and include amounts for current service and prior service costs, which are amortized on a straight-line basis over the participants' estimated remaining service period.

     In addition, the Company provides certain health care benefits for retired employees and their eligible dependants. A significant number of the Company's employees may become eligible for these benefits if they are employed until retirement age and have fulfilled certain service requirements.

     The Company has adopted the disclosure provisions of SFAS No. 132, 'Employers' Disclosures about Pensions and Other Postretirement Benefits'. As of December 31, 1998 and 1997, the pension plans' assets were cash and investments in equity and fixed income securities. The funded status and amounts recognized in the

                        SWISHER INTERNATIONAL GROUP INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

6. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:--(CONTINUED)
Company's consolidated balance sheets for the pension plans and postretirement benefit plans other than pensions were as follows:

                                                                                    POSTRETIREMENT
                                                                                       BENEFITS
                                                           PENSION BENEFITS      OTHER THAN PENSIONS
                                                          ------------------    ----------------------
CHANGE IN BENEFIT OBLIGATION:                              1998       1997        1998          1997
                                                          -------    -------    --------      --------
  Benefit obligation at beginning of year..............   $48,937    $44,317    $ 10,719      $ 10,404
  Service cost.........................................     1,601      1,367         409           316
  Interest cost........................................     3,550      3,292         750           705
  Actuarial (gain)/loss................................     4,787      2,604         536          (381)
  Benefits paid........................................    (2,765)    (2,643)       (437)         (325)
                                                          -------    -------    --------      --------
  Benefit obligation at end of year....................    56,110     48,937      11,977        10,719
                                                          -------    -------    --------      --------


CHANGE IN PLAN ASSETS:
  Fair value of plan assets at beginning of year.......    58,841     53,289          --            --
  Actual return on plan assets.........................     8,220      8,195          --            --
  Employer contributions...............................        --         --         437           325
  Benefits paid........................................    (2,765)    (2,643)       (437)         (325)
                                                          -------    -------    --------      --------
  Fair value of plan assets at end of year.............    64,296     58,841          --            --
                                                          -------    -------    --------      --------

  Funded status (underfunded)..........................     8,186      9,904     (11,977)      (10,719)
  Unrecognized actuarial gain..........................    (4,078)    (6,461)     (2,170)       (2,857)
  Unrecognized prior service cost......................     1,406      1,529          --            --
  Adjustment to recognize minimum liability............      (560)        --          --            --
                                                          -------    -------    --------      --------
  Prepaid pension cost (accrued postretirement
     benefits).........................................   $ 4,954    $ 4,972    $(14,147)     $(13,576)
                                                          -------    -------    --------      --------
                                                          -------    -------    --------      --------

AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL
POSITION CONSIST OF:
  Prepaid benefit cost.................................   $ 7,725    $ 6,961    $     --      $     --
  Accrued benefit liability............................    (2,771)    (1,989)    (14,147)      (13,576)
                                                          -------    -------    --------      --------
  Prepaid pension cost (accrued postretirement
     benefits).........................................   $ 4,954    $ 4,972    $(14,147)     $(13,576)
                                                          -------    -------    --------      --------
                                                          -------    -------    --------      --------
  Intangible asset related to minimum liability,
     included in Other Assets..........................   $   560    $    --    $     --      $     --
                                                          -------    -------    --------      --------
                                                          -------    -------    --------      --------

ACTUARIAL ASSUMPTIONS:
  Discount rate as of January 1........................      7.25%      7.50%       7.25%         7.75%
  Discount rate as of December 31......................      6.75%      7.25%       6.75%         7.25%
  Expected return on plan assets.......................        10%        10%        N/A           N/A
  Rate of compensation increase........................   5.0-6.5%   5.0-7.0%        N/A           N/A

     For measurement purposes, a 10 percent annual rate of increase in the per capita cost of covered health care benefits for the Other Postretirement Benefit plan was assumed as of December 31, 1998. The rate was assumed to decrease gradually to 5.5 percent for 2001 and remain at that level thereafter.

     Assumed health care costs trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in the assumed health care cost trend rates would increase (decrease) the accumulated postretirement benefit obligation as of December 31, 1998 by $1,556 and ($1,220), respectively, and

                        SWISHER INTERNATIONAL GROUP INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

6. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:--(CONTINUED) the aggregate of the service cost and interest cost by $176 and ($143) for the year ended December 31, 1998, respectively.

     The provisions for the pension plans and postretirement benefit plans other than pensions include the following:

                                                                                        POSTRETIREMENT
                                                                                           BENEFITS
                                                                                          OTHER THAN
                                                                   PENSION BENEFITS        PENSIONS
                                                                   ----------------    ----------------
COMPONENTS OF NET PERIODIC BENEFIT (INCOME) COST:                   1998      1997      1998       1997
                                                                   ------    ------    ------      ----
  Service cost..................................................   $1,601    $1,367    $  409      $316
  Interest cost.................................................    3,550     3,292       750       705
  Expected return on plan assets................................   (5,765)   (5,075)       --        --
  Net amortization and deferral.................................       72       104      (151)     (228)
                                                                   ------    ------    ------      ----
  Net periodic benefit (income) cost............................   $ (542)   $ (312)   $1,008      $793
                                                                   ------    ------    ------      ----
                                                                   ------    ------    ------      ----

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were ($24,508), ($23,920), and $21,310 respectively, as of December 31, 1998 and ($21,672), ($21,242) and $20,025, respectively, as of
December 31, 1997.

     Supplemental Plan: In addition to benefits provided under the Company's qualified pension plans, the company also provides pension benefits under a non-contributory supplemental retirement plan (the 'Supplemental Plan'). The Supplemental Plan, which covers certain executives and other key employees, provides for benefits in addition to the funded plans for limitations enacted under ERISA and the Internal Revenue Code, and maintains pre-1989 benefit levels for service prior to that date. The Company recorded pension expense under the Supplemental Plan of $926, $595 and $610 for the years ended December 31, 1998, 1997 and 1996, respectively.

     Savings Plan: The Company has a savings plan (the 'Plan') under Section 401(k) of the Internal Revenue Code, to provide its eligible employees with additional income upon retirement. The Plan requires specified contributions and allows discretionary contributions by the Company. Expense under the Plan was $571, $527 and $526 for the years ended December 31, 1998, 1997 and 1996, respectively.

7. POSTEMPLOYMENT BENEFITS OTHER THAN TO RETIREES:

     The Company provides certain postemployment benefits to former or inactive employees after employment but before retirement. Postretirement service cost expense amounted to approximately $752, $202 and $207 for the years ended December 31, 1998, 1997 and 1996, respectively.

     The amount recognized on the Company's consolidated balance sheets for postemployment benefits other than to retirees is as follows:

AS OF DECEMBER 31,                                                                       1998      1997
-------------------------------------------------------------------------------------   -------    -----
ACTUARIAL PRESENT VALUE OF ACCUMULATED POSTEMPLOYMENT BENEFIT OBLIGATIONS:
Former employees.....................................................................   $(1,421)   $(697)
Unrecognized loss....................................................................       204       32
                                                                                        -------    -----
Accrued postemployment benefits......................................................   $(1,217)   $(665)
                                                                                        -------    -----
                                                                                        -------    -----

     The assumed discount rate used to determine the accumulated postemployment benefit obligation is 6.75%, 7.25% and 7.5% for the years ended December 31, 1998, 1997 and 1996, respectively.

                        SWISHER INTERNATIONAL GROUP INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

8. COMMITMENTS AND OTHER:

     As of December 31, 1998, the Company was committed under long-term operating leases expiring through 2003. Minimum annual rental and lease commitments were as follows:

                                                                         TRANSPORTATION
YEAR ENDING DECEMBER 31:                                                   EQUIPMENT       OTHER    TOTAL
----------------------------------------------------------------------   --------------    -----    ------
1999..................................................................       $2,050        $606     $2,656
2000..................................................................        2,153         417      2,570
2001..................................................................          230         329        559
2002..................................................................          242         190        432
2003..................................................................          254         190        444
Thereafter............................................................          266         190        456

     Rent and lease expense was $2,897, $2,796 and $2,481 for the years ended December 31, 1998, 1997 and 1996, respectively.

     Commitments relating to contracts to purchase tobacco from various suppliers approximated $8,677 as of December 31, 1998.

     During the years ended December 31, 1998, 1997 and 1996, sales to one customer aggregated approximately 15%, 15% and 14%, respectively.

9. STOCKHOLDERS' EQUITY:

     On December 18, 1996, the Company completed an initial public offering (the 'Offering') of 6,000,000 shares of Class A Common Stock at a price of $17 per share, resulting in net proceeds (after issuance costs) of $95.1 million. The net proceeds were paid as a dividend to Hay Island.

     Prior to consummation of the Offering, the Company amended its authorized capital stock to 75,000,000 shares of Class A Common Stock and 28,100,000 shares of Class B Common Stock and converted each outstanding share of its current common stock into 281,000 shares of its newly created Class B Common Stock (totaling 28,100,000 shares of Class B Common Stock). Immediately after consummation of the Offering and as of December 31, 1998 and 1997, the Company had 6,000,000 shares of Class A Common Stock and 28,100,000 shares of Class B Common Stock outstanding.

     The preference and relative rights of the Class A Common Stock and the Class B Common Stock are substantially identical in all respects except for disparity in voting power and conversion rights. Each share of Class A Common Stock and Class B Common Stock entitles the holder of record to one vote and ten votes, respectively. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The Class A Common Stock has no conversion rights.

     In February 1998, the Company approved the repurchase of up to $15 million of Class A Common Stock. The per share prices of such repurchases are subject to prevailing market prices at the time of repurchase. The timing of such repurchases is at the discretion of management, and subject to the terms of the repurchase program. During 1998, the Company repurchased 221,700 shares of Class A Common Stock.

10. STOCK OPTION PLAN:

     The 1996 Stock Option Plan (the 'Plan'), provides that selected employees, consultants and directors may be granted incentive stock options, nonqualified stock options and stock appreciation rights ('SARs') at exercise prices not less than the fair market value per share at the date of grant. Pursuant to the Plan, the aggregate number of shares of Class A Common Stock which may be made subject to awards of stock options or

                        SWISHER INTERNATIONAL GROUP INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

10. STOCK OPTION PLAN:--(CONTINUED)
SARs shall not exceed at any time 10% of the then outstanding shares of common stock, in the aggregate. The maximum term of any stock option granted under the Plan is ten years and generally will vest in annual one-third increments. Concurrently with the consummation of the Offering, the Company granted 1,564,000 options under the Plan at an exercise price of $17 per share. During 1997, an additional 320,580 options were granted under the Plan at a weighted average exercise price of $17.29 per share. During 1998, no options were granted. No SARs were granted during 1998, 1997 and 1996. No stock options were exercised during 1998, 1997 and 1996. During 1998, 20,461 stock options were forfeited and 10,229 were canceled. No stock options were forfeited or canceled during 1997 and 1996. As of December 31, 1998, 1,853,890 options are outstanding, of which 1,132,209 options are exercisable at a weighted average exercise price of $17.03 per share, and 1,556,110 shares were available for grant of options or SARs.

     The Company has adopted the disclosure-only provisions of SFAS No. 123 'Accounting for Stock-Based Compensation' ('SFAS No. 123'), but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Plan. If the Company had elected to recognize compensation cost for the Plan consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

YEAR ENDED DECEMBER 31,                                                    1998       1997       1996
-----------------------------------------------------------------------   -------    -------    -------
Net income:
  As reported..........................................................   $31,534    $39,295    $24,793
  Pro forma............................................................    28,850     36,678     24,600
Basic earnings per share:
  As reported..........................................................   $   .93    $  1.15    $   .73
  Pro forma............................................................       .85       1.08        .72
Diluted earnings per share:
  As reported..........................................................   $   .93    $  1.15    $   .73
  Pro forma............................................................       .85       1.07        .72

     The fair value of stock options used to compute pro forma net income and earnings per share in accordance with SFAS No. 123 is the estimated present value at grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1998: dividend yield of 0%; expected volatility of 30.3%; a risk free interest rate of 6.15% and an expected holding period of five years; for 1997: dividend yield of 0%; expected volatility of 30.3%; a risk free interest rate of 6.14% and an expected holding period of five years; for 1996: dividend yield of 0%; expected volatility of 30.0%; a risk free interest rate of 6.14% and an expected holding period of five years.

11. RELATED PARTIES:

     Certain members of the Company's Board of Directors are affiliated with entities which provide legal, consulting and other advisory services to the Company. Payments to such entities aggregated $290, $646 and $922 for the years ended December 31, 1998, 1997 and 1996, respectively.

     In connection with the Offering, the Company and Hay Island entered into a Management Services Agreement. The services provided by Hay Island to the Company include, among other things, treasury and cash management, risk management, human resource management, marketing support, long-term strategic planning, business development and investor relations.

     The Management Services Agreement has a term of five years and will automatically renew thereafter for successive one-year terms. After the initial five-year term, the Management Services Agreement may be

                        SWISHER INTERNATIONAL GROUP INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

11. RELATED PARTIES:--(CONTINUED)
terminated at any time by either party upon six months' prior written notice. The Management Services Agreement will also be terminable by either the Company or Hay Island upon six months' written notice if Hay Island ceases to own shares of Common Stock representing more than 50% of the combined voting power of the Common Stock of the Company.

     The amount payable under the Management Services Agreement for the years ended December 31, 1998 and 1997 was $938 and $925, respectively, payable in twelve monthly installments. The Management Services Agreement provides that the amounts payable thereunder will be reviewed on an annual basis and, based on an agreed upon allocation of Hay Island's costs for the services performed, the amount payable thereunder will be increased or decreased, provided that any increase in such amount will be limited to a percentage increase based upon the change in the Consumer Price Index for all Urban Consumers, Northeast for the preceding twelve-month period.

     Each party will agree to indemnify the other, except in certain limited circumstances, against liabilities that the other may incur that are caused by or arise in connection with such party's failure to fulfill its material obligations under the Management Services Agreement.

12. CONTINGENCIES:

     The tobacco industry continues to experience significant health-related litigation. Plaintiffs in such cases typically seek compensation and, in some cases, punitive damages, for various injuries allegedly sustained from the use of tobacco products or exposure to tobacco smoke, including health care costs. The Company is not aware of any adverse decision or judgment having been rendered against smokeless tobacco or cigar manufacturers.

     The Company is a defendant, along with other defendants in an action brought by an individual plaintiff in Louisiana seeking damages and other relief in connection with injuries allegedly resulting from use of the Company's and the other defendants' products. The Company and other defendants have been named in a Texas action brought by another individual seeking damages and other relief in connection with injuries allegedly caused to plaintiff by products manufactured by the Company and the other defendants. The Company is also a defendant, along with other defendants, in a wrongful death action commenced in Louisiana. In that case, plaintiffs allege that decedent suffered injury after consuming products manufactured by one or more of the defendants including the Company and seek damages for the wrongful death of the decedent in excess of $50 together with fees and costs. The Company is vigorously defending these lawsuits.

     In addition, the Company is named in two groups of cases filed in a West Virginia court in 1998 in an apparent effort to take advantage of a mass litigation panel recently established by the West Virginia courts. In the first group of cases, 65 different plaintiffs filed simultaneous actions against 20 manufacturers of tobacco products including the Company and 14 other defendants. In the second group, 18 different plaintiffs filed simultaneous actions against 19 manufacturers of tobacco products including the Company and eight other defendants. In each group of cases, each plaintiff alleges that he or she became ill after using tobacco products manufactured by one or more of the defendands in that group of cases. None alleges that any particular plaintiff used any specific product or the products of any specific defendant and none alleges the damage that any specific plaintiff incurred; nevertheless, each plaintiff seeks damages in an unspecified amount against all the defendants in the group of cases in which he or she is a participant.

     The Company is also a defendant along with multiple other defendants in three actions brought under California Proposition 65 and the California Unfair Competition Act.

     Further, the Company is subject to other litigation, claims and contractual agreements arising in the ordinary course of business. In the opinion of management, the cost, if any, of resolving all litigation and contingencies should not have a significant impact on the Company's consolidated financial position. There can be no assurance, however, that the Company may not be named as a defendant in future suits, nor can there be any

                        SWISHER INTERNATIONAL GROUP INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

12. CONTINGENCIES:--(CONTINUED)
assurance that existing or future litigation will not result in an adverse judgment against the Company which could have a material adverse effect on the Company's business, future results of operations or cash flows. The Company does not carry insurance to protect against health-related product liability because the cost of obtaining such coverage is commercially prohibitive. Additionally, a judgment against the Company with respect to a product or any related products could preclude the further sale of such product, which could have a material adverse effect on the Company's business.

     In 1996, the federal Food and Drug Administration ('FDA') for the first time asserted jurisdiction over nicotine in tobacco as a 'drug' and issued regulations purporting to regulate smokeless tobacco products as 'medical devices.' These regulations prohibit the sale of smokeless tobacco products to minors and severely restrict advertising, marketing and promotion of smokeless tobacco products. The regulations also require the Company and other manufacturers to comply with a wide range of labeling, reporting and other requirements. In April 1997, ruling in a case filed by the Company and other smokeless tobacco manufacturers to challenge the FDA's authority, a federal court held that the FDA as a matter of law is not precluded from regulating smokeless tobacco products as 'medical devices' or from implementing certain labeling and access restrictions. At the same time, however, the court said that the FDA has no authority to restrict the advertising and promotion of smokeless tobacco products and stayed the effectiveness of any of the restrictions related to labeling, access, advertising and promotion due to take effect in 1997 and 1998 pending further order of the court. The court's opinion was appealed to the U.S. Court of Appeals for the Fourth Circuit which reversed the District Court ruling in 1998 and held that the FDA had no jurisdiction to regulate tobacco. The Fourth Circuit's ruling has been appealed to the United States Supreme Court. The Company is unable to predict the outcome of the appeal or its impact on those portions of the regulations that have not been given effect. Any further provisions of these regulations that become effective could have a materially adverse effect on the Company's business.

     Cigars and smokeless tobacco products have long been subject to federal, state and local excise taxes. Such taxes are frequently subject to proposed increases, in some cases significant increases, to fund various legislative initiatives. The Balanced Budget Act adopted by Congress in 1997, provides for increases in federal excise taxes on all tobacco products in two stages, beginning in 2000. Management does not believe that these increases will have a material adverse effect on the Company's operations, however, enactment of new or significant further increases in existing federal, state or local excise taxes could have a material adverse effect on the Company's business.

     The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of future actions regarding environmental matters, in the opinion of management, compliance with the present environmental protection laws will not have a material adverse impact upon the Company's consolidated financial position, results of operations or cash flows.

     In June 1997, the five largest tobacco companies announced an agreement with trial lawyers and the Attorneys General of several states suing to recoup Medicare and Medicaid expenses (the 'Proposed Settlement'). Although the Company was not a party to any of the actions being settled (the 'State AG Actions'), legislation introduced in Congress in the wake of the Proposed Settlement sought to raise the price of cigarettes and other tobacco products significantly and to regulate all tobacco products (including smokeless tobacco and, in some cases, cigars) by imposing full FDA regulation and adopting new and highly restrictive marketing requirements. In September 1998, when insufficient votes could be found to support a cloture motion, Congressional leadership tabled the proposed legislation. However, the five tobacco companies announced later in 1998 a master settlement agreement with all fifty state Attorneys General except for one to settle the State AG Actions pursuant to which the companies agreed to pay significant penalties annually and to certain restrictions on the marketing of their products. The Company is not a participant in the master settlement agreement and was not a party to any of the actions settled thereby. The federal Administration has announced that it is considering

                        SWISHER INTERNATIONAL GROUP INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

12. CONTINGENCIES:--(CONTINUED)
filing an action against tobacco manufacturers to recoup Medicare and Medicaid expenses. The Company cannot determine whether such an action will be filed or whether it would impact the Company's business.

     On February 9, 1998, the Company was notified by the Federal Trade Commission ('FTC') of the adoption by the FTC of an Order to File a Special Report on the Company's advertising and marketing expenditures with regard to its cigar business for 1997 and 1996. This information, which is similar to information which the Company has filed with the FTC for many years with respect to its smokeless tobacco products, was filed on April 9, 1998.

13. QUARTERLY FINANCIAL DATA (UNAUDITED):

QUARTER ENDED:                                               MARCH 31     JUNE 30     SEPTEMBER 30     DECEMBER 31
----------------------------------------------------------   --------     -------     ------------     -----------

1998
Net sales.................................................   $60,283      $70,223       $ 73,738         $62,754
Gross profit..............................................    30,831       34,562         35,459          30,013
Operating profit..........................................    14,435       16,316         17,522          11,469
Income before income taxes................................    12,797       14,383         14,607           9,864
Net income................................................     7,868        8,756          8,899           6,011
Earnings per share:
  Basic...................................................   $   .23      $   .26       $    .26         $   .18
  Diluted.................................................   $   .23      $   .26       $    .26         $   .18
Stock price high..........................................        17 3/4       13              8               91/8
Stock price low...........................................        12 3/4        713/16          51/4           43/8

1997(A)
Net sales.................................................   $63,799      $70,669       $ 75,491         $65,685
Gross profit..............................................    30,479       35,745         37,711          34,001
Operating profit..........................................    14,947       19,470         20,062          18,595
Income before income taxes................................    12,833       17,346         18,068          16,438
Net income................................................     7,765       10,500         10,924          10,106
Earnings per share:
  Basic...................................................   $   .23      $   .31       $    .32         $   .30
  Diluted.................................................   $   .23      $   .31       $    .32         $   .30
Stock price high..........................................        18 3/4       191/2          187/8           215/8
Stock price low...........................................        13 1/4       131/2          141/4           141/4

------------------
(a) The first three quarters of 1997 earnings per share amounts have been restated to comply with SFAS No. 128.

14. GOING-PRIVATE TRANSACTION:

     On December 9, 1998, the Company announced that its Board of Directors approved a transaction to take the Company private (the 'Going-Private transaction'). Subject to the approval of (i) the holders of a majority of its Class A Common Stock present at a shareholder's meeting, and (ii) the holders of a majority of its Common Stock, the Company will merge (the 'Merger') with its wholly-owned subsidiary, SIGI Acquisition Corporation ('Newco'). Holders of all outstanding shares of the Company's Class A Common Stock will receive $9.50 per share, and all 28,100,000 outstanding Class B shares will be exchanged by the Class B holder for 2,810 newly-issued shares of Newco common stock, representing all of the outstanding shares of common stock, and voting

                        SWISHER INTERNATIONAL GROUP INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                  (DOLLARS IN THOUSANDS EXCEPT SHARE AMOUNTS)

15. GOING-PRIVATE TRANSACTION:--(CONTINUED) power of Newco. In connection with the Merger, the Company intends to enter into a new credit facility, which will consist of a $75 million five-year term loan and a $125 million five-year revolving credit facility, whereby the Company will finance the purchase price of the Class A shares in the Merger, pay other fees and expenses incurred in connection with the Merger, and refinance its existing credit facility.

                PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                                  (UNAUDITED)

     The following unaudited pro forma condensed consolidated financial data are based on the consolidated financial statements included elsewhere in this Proxy Statement, adjusted to give effect to the Going-Private transaction.

     The Merger Agreement provides the Company will merge with and into Newco, a wholly-owned subsidiary of the Company that was formed solely to consummate the Merger. These pro forma financial statements assume the Merger Agreement is approved and adopted by the Company's stockholders, and the other conditions to the Merger are satisfied or waived, whereby each Class A Share will be converted into the right to receive $9.50 per share in cash, without interest, and all 28,100,000 outstanding Class B Shares will be exchanged by the Class B Holder for 2,810 newly-issued shares of Newco Common Stock, representing all of the outstanding shares of common stock, and voting power, of Newco. In connection with the Merger, the Company intends to enter into a new credit facility which will consist of a $75 million five-year term loan and a $125 million five-year revolving credit facility, whereby the Company will finance the purchase price of the Class A Shares in the Merger, pay other fees and expenses incurred in connection with the Merger (estimated at $3.9 million), and refinance its existing credit facility. At the closing of the Merger, the Company, through Newco (which will be party to the new credit agreement), expects to pay to the Class A Holders an aggregate purchase price of approximately $54.9 million for the Class A Shares.

     The unaudited pro forma condensed balance sheet as of December 31, 1998 is derived from the consolidated balance sheet of the Company as of December 31, 1998, included elsewhere in this Proxy Statement and gives pro forma effect to the Going-Private transaction as if it had occurred on December 31, 1998.

     The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 1998 is derived from the consolidated statement of income of the Company for the year ended December 31, 1998, included elsewhere in this Proxy Statement and gives pro forma effect to the Going-Private transaction as if it had occurred on January 1, 1998.

     The unaudited pro forma condensed consolidated financial data are for information purposes and does not purport to be representative of the results of operations or financial position of the Company had the Going-Private transaction actually taken place as of the aforementioned dates.

                        SWISHER INTERNATIONAL GROUP INC.
                    CONDENSED CONSOLIDATED BALANCE SHEET AND
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1998
                                  (UNAUDITED)
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                        PRO FORMA
                                                                      DECEMBER 31,      PRO FORMA     DECEMBER 31,
                                                                          1998         ADJUSTMENTS        1998
                                                                      -------------    -----------    -------------
                              ASSETS
Current assets:
  Cash and cash equivalents........................................     $   1,633       $      --       $   1,633
  Accounts receivable, less allowance for doubtful accounts of
    $1,490.........................................................        30,770              --          30,770
  Inventories......................................................        77,903              --          77,903
  Deferred income taxes............................................         1,459              --           1,459
  Other current assets.............................................         4,699              --           4,699
                                                                      -------------    -----------    -------------
    Total current assets...........................................       116,464              --         116,464
                                                                      -------------    -----------    -------------
Property, plant and equipment:
  Land.............................................................         1,494              --           1,494
  Building and improvements........................................        21,562              --          21,562
  Machinery and equipment..........................................        57,743              --          57,743
  Construction in progress.........................................         2,991              --           2,991
                                                                      -------------    -----------    -------------
                                                                           83,790              --          83,790
  Less, accumulated depreciation...................................        11,327              --          11,327
                                                                      -------------    -----------    -------------
                                                                           72,463              --          72,463
                                                                      -------------    -----------    -------------
Goodwill, net of accumulated amortization of $5,129................        45,116              --          45,116
Investment in Affiliates...........................................        11,733              --          11,733
Prepaid pension costs..............................................         4,954              --           4,954
Other assets.......................................................         6,359          (1,328)(a)       5,031
                                                                      -------------    -----------    -------------
    Total assets...................................................     $ 257,089       $  (1,328)      $ 255,761
                                                                      -------------    -----------    -------------
                                                                      -------------    -----------    -------------
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt................................     $  23,000       $      --       $  23,000
  Accounts payable.................................................         6,933              --           6,933
  Accrued expenses.................................................         9,870              --           9,870
  Income taxes payable.............................................         2,827            (984)(c)       1,843
                                                                      -------------    -----------    -------------
    Total current liabilities......................................        42,630            (984)         41,646
Long-term debt.....................................................        70,072          58,794(b)      128,866
Deferred income taxes..............................................         9,877              --           9,877
Accrued postretirement and postemployment benefits.................        15,364              --          15,364
Other liabilities..................................................         4,583              --           4,583
                                                                      -------------    -----------    -------------
    Total liabilities..............................................       142,526          57,810         200,336
                                                                      -------------    -----------    -------------
Commitments and contingencies
Stockholders' equity:
  Class A common stock, $.01 par value; 75,000,000 authorized,
    6,000,000 issued and outstanding...............................            60             (60)(c)          --
  Class B common stock, $.01 par value; 28,100,000 authorized,
    issued and outstanding.........................................           281            (281)(c)          --
  Common Stock, $.01 par value; 2,811 authorized, issued and
    outstanding....................................................            --              --(c)           --
  Paid-in capital..................................................        45,428         (45,428)(c)          --
  Retained earnings................................................        71,603         (16,264)(c)      55,339
  Treasury stock, at cost, 221,700 Class A shares..................        (2,895)          2,895(c)           --
  Cumulative translation adjustments...............................            86              --              86
                                                                      -------------    -----------    -------------
    Total stockholders' equity.....................................       114,563         (59,138)         55,425
                                                                      -------------    -----------    -------------
    Total liabilities and stockholders' equity.....................     $ 257,089       $  (1,328)      $ 255,761
                                                                      -------------    -----------    -------------
                                                                      -------------    -----------    -------------

                        SWISHER INTERNATIONAL GROUP INC.
                 CONDENSED CONSOLIDATED STATEMENT OF INCOME AND
              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                       PRO FORMA
                                                                       DECEMBER 31,     PRO FORMA     DECEMBER 31,
                                                                           1998        ADJUSTMENTS        1998
                                                                       ------------    -----------    ------------
Net sales...........................................................     $266,998        $    --        $266,998
Cost of sales.......................................................      136,133             --         136,133
                                                                       ------------    -----------    ------------
  Gross profit......................................................      130,865             --         130,865
Selling, general and administrative expenses........................       71,123           (983)(d)      70,140
                                                                       ------------    -----------    ------------
  Operating profit..................................................       59,742            983          60,725
Interest expense, net...............................................        7,073          4,880(e)       11,953
Other expense, net..................................................        1,018             --           1,018
                                                                       ------------    -----------    ------------
Income before income taxes..........................................       51,651         (3,897)         47,754
Provision for income taxes..........................................       20,117         (1,517)(f)      18,600
                                                                       ------------    -----------    ------------
Net income..........................................................     $ 31,534        $(2,380)       $ 29,154
                                                                       ------------    -----------    ------------
                                                                       ------------    -----------    ------------

                        SWISHER INTERNATIONAL GROUP INC.
         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          AS OF DECEMBER 31, 1998 AND
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET:

(a) Other assets:
    Write-off of deferred financing costs ($2,528) related to existing long-term bank financing, net of amount capitalized ($1,200) related to new long-term bank financing.

(b) Long-term debt:
    Incremental financing of $58,794 associated with Going-Private transaction.

(c) Stockholders' equity:
    Reflects buy-back and cancellation of Class A Common Stock and conversion of Class B Common Stock to newly-issued Common Stock in connection with the Going-Private transaction. In addition, retained earnings reflects the write-off of deferred financing costs, net of income taxes ($1,544) related to the existing long-term bank financing.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME:

(d)   Selling, general and administrative expenses:
      Elimination of historical amortization expense of deferred financing costs ($1,223), net of
      amortization expense of new deferred financing costs ($240)....................................     $   (983)
                                                                                                        ------------
                                                                                                        ------------

(e)   Interest expense, net:
      Increase in interest expense, net is as follows:
      Elimination of historical interest expense.....................................................     $ (7,156)

      New interest expense assuming incremental borrowings of $58,794 associated with the
      Going-Private transaction at an assumed weighted average interest rate of 7.72%................       12,036
                                                                                                        ------------

                                                                                                          $  4,880
                                                                                                        ------------
                                                                                                        ------------

      A change of 0.1% in the assumed borrowing rate would result in a change of $156 in the assumed interest expense.

(f)   Provision for income taxes:
      Adjustment to income taxes resulting from above pro forma
      adjustments....................................................................................     $ (1,517)
                                                                                                        ------------
                                                                                                        ------------

                                   APPENDIX A

           [THE PAGINATION OF THIS DOCUMENT AND ITS TABLE OF CONTENTS
                    SET FORTH BELOW DIFFERS FROM PAGINATION
                OF THE AGREEMENT AND PLAN OF MERGER AS EXECUTED]

--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG
                       SWISHER INTERNATIONAL GROUP INC.,
                          SIGI ACQUISITION CORPORATION
                                      AND
                         HAY ISLAND HOLDING CORPORATION
                          DATED AS OF DECEMBER 9, 1998

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                             PAGE
                                                                                                             ----
RECITALS..................................................................................................    A-4

                                                ARTICLE I
THE MERGER; EFFECTIVE TIME; CLOSING.......................................................................    A-4
         Section 1.1.     The Merger......................................................................    A-4
         Section 1.2.     Effective Time..................................................................    A-5
         Section 1.3.     Closing.........................................................................    A-5

                                                ARTICLE II
CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION......................................    A-5
         Section 2.1.     Certificate of Incorporation....................................................    A-5
         Section 2.2.     Bylaws..........................................................................    A-5

                                               ARTICLE III
DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION.......................................................    A-5
         Section 3.1.     Directors.......................................................................    A-5
         Section 3.2.     Officers........................................................................    A-5

                                                ARTICLE IV
MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF COMMON SHARES IN THE MERGER...........................
                                                                                                              A-5
         Section 4.1.     Merger Consideration; Conversion or Cancellation of Shares in the Merger........    A-5
         Section 4.2.     Payment for Common Shares in the Merger.........................................    A-6
         Section 4.3.     Transfer of Common Shares After the Effective Time..............................    A-6
         Section 4.4.     Dissenting Class A Shares.......................................................    A-7
         Section 4.5.     Withholding Tax.................................................................    A-7

                                                ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................................................    A-7
         Section 5.1.     Corporate Organization and Qualification........................................    A-7
         Section 5.2.     Capitalization..................................................................    A-7
         Section 5.3.     Authority Relative to This Agreement............................................    A-8
         Section 5.4.     Consents and Approvals; No Violation............................................    A-8
         Section 5.5.     Fairness Opinion and Approval by the Special Committee..........................    A-8
         Section 5.6.     SEC Reports; Financial Statements...............................................    A-8
         Section 5.7.     Schedule 13E3; Proxy Statement..................................................    A-9
         Section 5.8.     Compliance with Applicable Laws.................................................    A-9

                                                ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF NEWCO AND THE CLASS B HOLDER............................................    A-9
         Section 6.1.     Corporate Organization and Qualification........................................    A-9
         Section 6.2.     Authority Relative to This Agreement............................................    A-9
         Section 6.3.     Consents and Approvals; No Violation............................................   A-10
         Section 6.4.     Capitalization of Newco.........................................................   A-10
         Section 6.5.     Schedule 13E3; Proxy Statement..................................................   A-10
         Section 6.6.     No Prior Activities.............................................................   A-10

                                               ARTICLE VII
ADDITIONAL COVENANTS AND AGREEMENTS.......................................................................   A-10
         Section 7.1.     Stockholder Approval............................................................   A-10
         Section 7.2.     Schedule 13E3; Proxy............................................................   A-11
         Section 7.3.     Best Efforts....................................................................   A-11
         Section 7.4.     Publicity.......................................................................   A-11
         Section 7.5.     Directors' and Officers' Indemnification........................................   A-11

                                               ARTICLE VIII
CONDITIONS................................................................................................   A-12
         Section 8.1.     Condition to Each Party's Obligations...........................................   A-12
         Section 8.2.     Additional Conditions to the Obligations of the Class B Holder..................   A-12
         Section 8.3.     Additional Conditions to the Obligations of Newco...............................   A-12
         Section 8.4.     Additional Conditions to the Obligations of the Company.........................   A-13

                                                ARTICLE IX
TERMINATION...............................................................................................   A-13
         Section 9.1.     Termination by Mutual Consent...................................................   A-13
         Section 9.2.     Termination by Newco, the Class B Holder or the Company.........................   A-13
         Section 9.3.     Termination by Company..........................................................   A-14
         Section 9.4.     Effect of Termination...........................................................   A-14

                                                ARTICLE X
MISCELLANEOUS AND GENERAL.................................................................................   A-14
         Section 10.1.    Survival of Representations and Warranties......................................   A-14
         Section 10.2.    Modification or Amendment.......................................................   A-14
         Section 10.3.    Waiver of Conditions............................................................   A-14
         Section 10.4.    Counterparts....................................................................   A-14
         Section 10.5.    Governing Law...................................................................   A-14
         Section 10.6.    Notices.........................................................................   A-14
         Section 10.7.    Entire Agreement; Assignment....................................................   A-15
         Section 10.8.    Parties in Interest.............................................................   A-15
         Section 10.9.    Certain Definitions.............................................................   A-16
         Section 10.10.   Validity........................................................................   A-16
         Section 10.11.   Captions........................................................................   A-16

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (this 'Agreement'), dated as of December 9, 1998, by and among Swisher International Group Inc., a Delaware corporation (the 'Company'), SIGI Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company ('Newco'), and Hay Island Holding Corporation, a Delaware corporation (the 'Class B Holder').

                                    RECITALS

     WHEREAS, the Board of Directors of the Company, based upon the recommendation of a special committee of independent directors of the Company consisting of Mr. Charles H. Mullen (the 'Special Committee'), has determined that it is in the best interests of all of the Company's stockholders for the Company to merge with and into Newco (the 'Merger'), upon the terms and subject to the conditions of this Agreement and pursuant to the provisions of the Delaware General Corporation Law ('DGCL'), whereupon holders ('Class A Holders') of shares of the Company's Class A Common Stock (the 'Class A Shares') would receive $9.50 in cash, without interest, for each such Class A Share canceled in the Merger (the 'Class A Merger Consideration'), and the Class B Holder, the record owner of all of the outstanding shares of Company's Class B Common Stock (the 'Class B Shares,' and together with the Class A Shares, sometimes hereinafter referred to collectively as the 'Common Shares') would receive 2,810 shares of newly-issued common stock, par value $0.01 per share, of Newco ('Newco Common Stock'), which would represent all of the outstanding common stock and voting power of Newco, in exchange for the cancellation of all such Class B Shares surrendered by the Class B Holder in the Merger (the 'Class B Merger Consideration,' and together with the Class A Merger Consideration, sometimes hereinafter referred to collectively as the 'Merger Consideration'); and

     WHEREAS, after the consummation of the Merger, Newco, as the surviving corporation in the Merger, would continue the operations and business of the Company in the name of the Company substantially as they are currently conducted by the Company; and

     WHEREAS, as a result of the consummation of the Merger, the Class B Holder would own all of the outstanding common stock and voting power of Newco as described herein; and

     WHEREAS, in addition to the affirmative vote of the majority of the outstanding Common Shares, required under the DGCL, approving the Merger and the terms and conditions of this Agreement (the 'DGCL Vote Requirement'), a condition to the Merger is that at least a majority of the Class A Shares present in person or by proxy at a special meeting of stockholders of the Company to be held in connection with the Merger and this Agreement (the 'Special Meeting') vote to approve the Merger and this Agreement (the 'Majority of the Minority Vote Requirement'); and

     WHEREAS, the Class B Holder, pursuant to the terms and conditions of this Agreement, has agreed to vote its Class B Shares in favor of the Merger and this Agreement (the Class B Shares having ten votes per share).

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, the Company, Newco and the Class B Holder hereby mutually agree as follows:

                                   ARTICLE I
                      THE MERGER; EFFECTIVE TIME; CLOSING

     SECTION 1.1. THE MERGER. Subject to the terms and conditions of this Agreement and the DGCL, at the Effective Time (as defined in Section 1.2 hereof), the Company and Newco shall consummate a merger (the 'Merger') in which
(a) the Company shall be merged with and into Newco and the separate corporate existence of the Company shall thereupon cease, (b) Newco shall be the successor or surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware and (c) the separate corporate existence of Newco, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of Newco.

Newco, the corporation surviving the Merger, is sometimes hereinafter referred to as the 'Surviving Corporation.' The Merger shall have the effects set forth in the DGCL.

     SECTION 1.2. EFFECTIVE TIME. Subject to the terms and conditions of this Agreement, Newco and the Company will cause an appropriate Certificate of Merger (the 'Certificate of Merger') to be executed and filed on the date of the Closing (as defined in Section 1.3) (or on such other date as the parties may agree) with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at the time and on the date on which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other time as is agreed upon by the parties and specified in the Certificate of Merger as is permissible under the DGCL, and such time is hereinafter referred to as the 'Effective Time.'

     SECTION 1.3. CLOSING. The closing of the Merger (the 'Closing') shall take place (a) at the offices of Schnader Harrison Segal & Lewis LLP, 330 Madison Avenue, New York, New York 10017, at 10:00 a.m., local time, on the second business day next following the date on which the last of the conditions set forth in Article VIII hereof shall be fulfilled or waived in accordance with this Agreement or (b) at such other place, time and date as the parties may agree (the 'Closing Date').

                                   ARTICLE II
                    CERTIFICATE OF INCORPORATION AND BYLAWS
                          OF THE SURVIVING CORPORATION

     SECTION 2.1. CERTIFICATE OF INCORPORATION. As of the Effective Time, the Certificate of Incorporation of Newco will be amended to read in its entirety as set forth in Exhibit A hereto, and as so amended, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL.

     SECTION 2.2. BYLAWS. The Bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter amended in accordance with the DGCL.

                                  ARTICLE III
              DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

     SECTION 3.1. DIRECTORS. The directors of the Company at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

     SECTION 3.2. OFFICERS. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

                                   ARTICLE IV
MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF COMMON SHARES IN THE MERGER

     SECTION 4.1. MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF SHARES IN THE MERGER. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Newco, the Class B Holder or any Class A
Holder:

          (a) Subject to Section 4.4 hereof with respect to the Dissenting Class A Shares (as defined in Section 4.4), each Class A Share issued and outstanding immediately prior to the Effective Time (other than Class A Shares held in the treasury of the Company or Dissenting Class A Shares) shall be converted into the right to receive $9.50 in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate(s) representing such Class A Shares in accordance with Section 4.2.

          (b) The 28,100,000 Class B Shares issued and outstanding immediately prior to the Effective Time (other than Class B Shares held in the treasury of the Company) shall be converted into the right to receive two thousand, eight hundred ten (2,810) shares of Newco Common Stock, issuable upon surrender and cancellation of the certificate(s) representing such Class B Shares in accordance with Section 4.2.

          (c) All Common Shares to be converted into the right to receive the Merger Consideration pursuant to Sections 4.1 (a) and (b) above shall cease to be outstanding, be canceled and retired and cease to exist, and each holder of one or more certificates representing any such Common Shares shall thereafter cease to have any rights with respect thereto, except the right to receive therefor, upon the surrender of such certificate in accordance with Section 4.2, the Merger Consideration.

          (d) At the Effective Time, each Common Share issued and outstanding and owned by the Company or Newco or any direct or indirect subsidiary of the Company and all treasury shares held by the Company immediately prior to the Effective Time shall cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

     SECTION 4.2. PAYMENT FOR COMMON SHARES IN THE MERGER. The manner of making payment for Class A Shares in the Merger (or of effecting the exchange of Class B Shares for shares of Newco Common Stock, in the case of Class B Shares) shall be as follows:

          (a) Pursuant to an agreement in form and substance reasonably acceptable to the Company (the 'Paying Agent Agreement') to be entered into on or before the Effective Time between Newco and a paying agent (the 'Paying Agent'), at or prior to the Effective Time, Newco shall deposit or cause to be deposited with the Paying Agent, in trust for the benefit of Class A Holders, cash in immediately available funds in amounts requested by the Paying Agent from time to time sufficient to pay the Class A Merger Consideration to holders of certificates in accordance with Section 4.2 (b) (the 'Merger Payment Fund').

          (b) As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record (other than to holders of Dissenting Class A Shares, as set forth in Section 4.4 below) of a certificate or certificates which immediately prior to the Effective Time represented outstanding Common Shares (the 'Certificates') (i) a form of letter of transmittal (in form and substance reasonably acceptable to the Company which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates for receipt of the applicable Merger Consideration. Upon surrender of Certificates for cancellation to the Paying Agent, together with such letter of transmittal duly executed and any other required documents, the holder of such Certificates shall be entitled to receive for each of the Common Shares represented by such Certificates the applicable Merger Consideration (the Class A Merger Consideration or the Class B Merger Consideration, as the case may be), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, such Certificates shall represent solely the right to receive such Merger Consideration (if so surrendered) with respect to each of the Common Shares represented thereby. No interest will accrue or be paid on any amount payable as the Class A Merger Consideration. Notwithstanding the foregoing, neither the Paying Agent nor any party hereto shall be liable to a holder of Common Shares for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

          (c) Subject to applicable abandoned property, escheat or similar laws, any portion of the Class A Merger Consideration made available to the Paying Agent which remains unclaimed by the former Class A Holders for six months after the Effective Time shall be delivered to the Surviving Corporation, and any former Class A Holders shall thereafter look only to the Surviving Corporation for payment of their claim for the Class A Merger Consideration.

     SECTION 4.3. TRANSFER OF COMMON SHARES AFTER THE EFFECTIVE TIME. No transfers of Common Shares shall be made on the stock transfer books of the Company after the close of business on the day prior to the date of the Effective Time.

     SECTION 4.4.  DISSENTING CLASS A SHARES.

          (a) Notwithstanding any other provision of this Agreement to the contrary, Class A Shares that are outstanding immediately prior to the Effective Time and which are held by Class A Holders who have not voted in favor of the Merger or consented thereto in writing and who shall have properly demanded in writing an appraisal for such Class A Shares in accordance with Section 262 of the DGCL and who shall not have withdrawn such demand or otherwise have forfeited appraisal rights (collectively, the 'Dissenting Class A Shares') shall not be converted into or represent the right to receive the Class A Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of the Class A Shares held by them in accordance with the provisions of such Section 262 of the DGCL, except that all Dissenting Class A Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Class A Shares under such Section 262 of the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Class A Merger Consideration, upon surrender, in the manner provided in Section 4.2, of the Certificates that formerly evidenced such Class A Shares.

          (b) The Company shall give Newco (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Newco, make any payment with respect to any demands for appraisal, or offer to settle, or settle, any such demands.

     SECTION 4.5. WITHHOLDING TAX. The Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to a Class A Holder pursuant to the Merger, such amounts as are required to be withheld under the Internal Revenue Code of 1986, as amended, or any applicable law. To the extent that amounts are so withheld by the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to each Class A Holder in respect of which such deduction and withholding was made by the Surviving Corporation.

                                   ARTICLE V
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to each of Newco and the Class B Holder that, except as otherwise known to Newco or the Class B Holder:

     SECTION 5.1. CORPORATE ORGANIZATION AND QUALIFICATION. The Company (i) is a corporation duly organized, validly existing and in good standing under the DGCL, (ii) is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, and (iii) has all requisite power and authority to own its properties and to carry on its business as it is now being conducted.

     SECTION 5.2. CAPITALIZATION. The authorized capital stock of the Company consists of (i) 75,000,000 Class A Shares, of which, as of the date hereof, 5,778,300 Class A Shares were outstanding, and (ii) 28,100,000 Class B Shares, all of which, as of the date hereof, were outstanding. As of the date hereof, there were 221,700 Class A Shares held in the treasury of the Company. All of the outstanding Common Shares have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date hereof, 1,884,580 Class A Shares were reserved for issuance upon exercise of outstanding Stock Options under the Plan. Other than as contemplated in the foregoing sentence, there are not, as of the date hereof, any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character to which the Company is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company.

     SECTION 5.3. AUTHORITY RELATIVE TO THIS AGREEMENT. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to stockholder approval as described in Section 7.1 hereof. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement and the Merger by the stockholders of the Company in accordance with the DGCL and the Company's Certificate of Incorporation and
Section 8.1(a) hereof). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of each of Newco and the Class B Holder, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by
(i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

     SECTION 5.4. CONSENTS AND APPROVALS; NO VIOLATION. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of the Company; (b) require of the Company or its subsidiaries any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) pursuant to any stockholder approval required under the DGCL, (ii) pursuant to the applicable requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and the rules and regulations promulgated thereunder, (iii) the filing of the Certificate of Merger pursuant to the DGCL, (iv) pursuant to applicable state blue sky takeover statute and (v) pursuant to New York Stock Exchange delisting requirements; (c) result in a violation or breach of, or constitute a default under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation by which the Company may be bound, except for such violations, breaches and defaults as to which requisite waivers or consents have been obtained; or (d) except as otherwise known to Newco or the Class B Holder, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its subsidiaries.

     SECTION 5.5. FAIRNESS OPINION AND APPROVAL BY THE SPECIAL COMMITTEE. On or prior to the date hereof, the Special Committee has (i) approved the terms of this Agreement and the Merger as they relate to the Class A Holders (other than affiliates of the Company), (ii) determined that the Class A Merger Consideration and the Merger are fair to and in the best interest of the Class A Holders and (iii) recommended that the Board of Directors of the Company approve and authorize this Agreement and the Merger. The Special Committee has received the opinion, dated as of the date hereof, of PaineWebber Incorporated ('PaineWebber') to the effect that the Class A Merger Consideration to be received by the Class A Holders (other than affiliates of the Company) in the Merger is fair, from a financial point of view, to such Class A Holders. Based on such opinion, and such other factors as it deemed relevant, the Board of Directors of the Company has approved and authorized this Agreement and the Merger and has directed that this Agreement be submitted to a vote of the holders of the Common Shares of the Company at the Special Meeting.

     SECTION 5.6.  SEC REPORTS; FINANCIAL STATEMENTS.

          (a) The Company has filed all periodic reports required to be filed by it since December 17, 1996 with the Securities and Exchange Commission (the 'SEC') pursuant to the Exchange Act and the rules and regulations thereunder, all of which as of their respective dates complied in all material respects with all applicable requirements of the Exchange Act (collectively, the 'SEC Reports'). None of the SEC Reports, including, without limitation, any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b) The consolidated financial statements (including the related notes thereto) of the Company included in the SEC Reports complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein) and presented fairly the consolidated financial position of the Company and its subsidiaries as of their respective dates, and the consolidated results of their operations and cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the absence of notes thereto).

     SECTION 5.7. SCHEDULE 13E-3; PROXY STATEMENT. None of the information to be supplied by and relating to the Company for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement (as such terms are hereinafter defined in Section 7.2) will, at the time of the mailing of the Proxy Statement and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company should occur and is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Schedule 13E-3, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. With respect to the information relating to the Company, the Schedule 13E-3 and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. For purposes of this Section 5.7, any statement which is made or incorporated by reference in the Proxy Statement or the Schedule 13E-3 shall be deemed modified or superseded to the extent any later filed document incorporated by reference in the Proxy Statement or the Schedule 13E-3 or any statement included in the Proxy Statement or the Schedule 13E-3 modifies or supersedes such earlier statement.

     SECTION 5.8. COMPLIANCE WITH APPLICABLE LAWS. The Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of its business, except where the failure to so hold would not, individually or in the aggregate, have a Material Adverse Effect (the 'Company Permits'). The Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the SEC Reports filed prior to the date of this Agreement, the business of the Company is not being conducted in violation of any law, ordinance or regulation of any governmental or regulatory authorities, except for possible violations which, individually or in the aggregate, would not have a Material Adverse Effect.

                                   ARTICLE VI
         REPRESENTATIONS AND WARRANTIES OF NEWCO AND THE CLASS B HOLDER

     Each of Newco and the Class B Holder represents and warrants, severally and not jointly, to the Company that:

     SECTION 6.1. CORPORATE ORGANIZATION AND QUALIFICATION. Each of Newco and the Class B Holder (i) is a corporation duly organized, validly existing and in good standing under the DGCL, (ii) is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification and (iii) has all requisite power and authority to own its properties and to carry on its business as it is now being conducted.

     SECTION 6.2. AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Newco and the Class B Holder has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Newco and the Class B Holder of the transactions contemplated hereby have been duly and validly authorized by the respective Boards of Directors of Newco and the Class B Holder, and no other corporate proceedings on the part of Newco or the Class B Holder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Newco and the Class B Holder and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of each of Newco and the Class B Holder, enforceable against each of them in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

     SECTION 6.3. CONSENTS AND APPROVALS; NO VIOLATION. Neither the execution and delivery of this Agreement by the Class B Holder or Newco nor the consummation by the Class B Holder or Newco of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Certificate of Incorporation or the Bylaws, respectively, of the Class B Holder or Newco; (b) require of the Class B Holder or Newco any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) pursuant to the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, or (ii) the filing of the Certificate of Merger pursuant to the DGCL; (c) result in a violation or breach of, or constitute a default under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation by which the Class B Holder or Newco may be bound, except for such violations, breaches and defaults as to which requisite waivers or consents have been obtained; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Class B Holder or Newco.

     SECTION 6.4. CAPITALIZATION OF NEWCO. The authorized capital stock of Newco consists of 100 shares of Newco Common Stock, par value $0.01 per share, of which 1 share is outstanding and held by the Company as of the date hereof.

     SECTION 6.5. SCHEDULE 13E-3; PROXY STATEMENT. None of the information to be supplied by the Class B Holder or Newco for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, at the time of the mailing of the Proxy Statement and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Class B Holder or Newco or their respective officers and directors shall occur and is required to be described in an amendment of, or a supplement to, the Proxy Statement and the Schedule 13E-3, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The Schedule 13E-3 and the Proxy Statement (except with respect to information relating to the Company) will comply as to form in all material respects with the provisions of the Exchange Act. For purposes of this Section 6.6, any statement which is made or incorporated by reference in the Proxy Statement or the Schedule 13E-3 shall be deemed modified or superseded to the extent any later filed document incorporated by reference in the Proxy Statement or the Schedule 13E-3 or any statement included in the Proxy Statement or the Schedule 13E-3 modifies or supersedes such earlier statement.

     SECTION 6.6. NO PRIOR ACTIVITIES. Except for liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Newco has not incurred any liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any person or entity. Newco is a wholly-owned subsidiary of the Company.

                                  ARTICLE VII
                      ADDITIONAL COVENANTS AND AGREEMENTS

     SECTION 7.1.  STOCKHOLDER APPROVAL.

          (a) The Company shall submit this Agreement and the transactions contemplated hereby for the approval of its stockholders at the Special Meeting as promptly as practicable and shall use its best efforts to obtain stockholder approval and adoption of this Agreement and the transactions contemplated hereby, such Special Meeting to be held as soon as practicable following the date hereof, and the Company shall, through its Board of Directors, recommend to its stockholders approval of the transactions contemplated by this Agreement, subject to the provisions of Section 7.1(b) hereof.

          (b) Notwithstanding the foregoing, the Special Committee or the Board of Directors of the Company may, at any time prior to the Effective Time, withdraw, modify or change any recommendation and declaration regarding this Agreement or the Merger, or recommend and declare advisable any other offer or proposal, if, in the opinion of the Special Committee or the Board of Directors after consultation with their counsel, such withdrawal, modification or change is required by the exercise of its fiduciary duties to the stockholders of the Company under applicable law.

          (c) From the date hereof to the Effective Time, the Class B Holder shall not sell or otherwise dispose of any of the Class B Shares owned by it. At the Special Meeting, or any adjournment thereof, the Class B Holder, unless the Special Committee or the Board of Directors withdraws, modifies or changes any recommendation or declaration regarding this Agreement or the Merger pursuant to Section 7.1 (b) above, shall vote the Class B Shares owned by it in favor of the Merger and this Agreement.

     SECTION 7.2. SCHEDULE 13E-3; PROXY. The Class B Holder, Newco and the Company will, as promptly as practicable, prepare and file with the SEC a proxy statement, a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the 'Schedule 13E-3') and forms of proxy in connection with the vote of the Company's stockholders with respect to the Merger and this Agreement (such proxy statements, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company's stockholders, are herein called the 'Proxy Statement'). The Company, Newco and the Class B Holder will each use its best efforts to cause the Schedule 13E-3 and the Proxy Statement to be mailed to stockholders of the Company at the earliest practicable date.

     SECTION 7.3. BEST EFFORTS. Subject to the terms and conditions herein provided, each of the parties hereto shall use its best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using best efforts to obtain all necessary or appropriate waivers, consents and approvals, to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible) subject to the requisite vote of the stockholders of the Company.

     SECTION 7.4. PUBLICITY. The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to the Merger and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use all reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

     SECTION 7.5.  DIRECTORS' AND OFFICERS' INDEMNIFICATION.

          (a) The Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Certificate of Incorporation and Bylaws in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would reasonably be expected to affect adversely the rights of any individuals who, on or prior to the Effective Time, were directors or officers of the Company, unless such modification is required by law.

          (b) The Surviving Corporation shall maintain in effect for not fewer than six (6) years after the Effective Time policies of directors' and officers' liability insurance containing the terms and conditions which are not less advantageous than any such policies of the Company in effect on the date of this Agreement (the 'Company Insurance Policies') with respect to matters occurring prior to and including the Effective Time, to the extent available, and having the maximum available coverage under any such Company Insurance Policies; provided, however, that in no event shall the Surviving Corporation be required to pay annual premiums for insurance under this Section 7.5(b) which exceed 150% of the premiums paid as of the date of this Agreement for the Company Insurance Policies (provided that, in such case, the Surviving Corporation shall purchase as much coverage as possible for 150% of the premiums paid as of the date of this Agreement for such insurance).

                                  ARTICLE VIII
                                   CONDITIONS

     SECTION 8.1. CONDITION TO EACH PARTY'S OBLIGATIONS. The respective obligations of the Company, Newco and the Class B Holder to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Stockholder Approval. This Agreement and the Merger shall have been approved by the affirmative vote of: (i) a majority of the outstanding Common Shares and (ii) a majority of the outstanding Class A Shares present in person or by proxy at the Special Meeting, in satisfaction of the DGCL Vote Requirement and the Majority of the Minority Vote Requirement, respectively.

          (b) Injunction. There shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated; provided, however, that prior to invoking this condition each party shall use all reasonable efforts to have any such decree, ruling, injunction or order vacated.

          (c) Filings and Consents. All consents, orders and approvals required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Effective Time.

          (d) Rule 13e-3. The Company, Newco and the Class B Holder shall have complied with the provisions of Rule 13e-3, including the provisions relating to the furnishing of the Proxy Statement to the Company's stockholders.

          (e) Financing. On or prior to the Effective Time, Newco and the Company shall have obtained funds sufficient to consummate the Merger (including, without limitation, funds sufficient to pay the Class A Merger Consideration and to pay all of the costs, fees and other expenses incident to the Merger as contemplated by this Agreement and the Proxy Statement).

     SECTION 8.2. ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF THE CLASS B HOLDER. The obligations of the Class B Holder to satisfy its obligations under this Agreement and to effect the Merger (including, without limitation, its obligation to vote its Class B Shares in favor of this Agreement and the Merger at the Special Meeting pursuant to Section 7.1(c) hereof) are subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any or all of which may be waived in whole or in part by the Class B Holder, to the extent permitted by applicable law:

          (a) Representations and Warranties. The representations and warranties of each of the Company and Newco set forth in this Agreement shall be true and correct when made and as of the Effective Time with the same force and effect as though the same had been made on and as of the Effective Time (except for changes permitted by this Agreement and except to the extent they relate to a particular date), except for such failures to be true and correct which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

          (b) Performance. Each of the Company and Newco shall have performed in all material respects all of its material obligations under this Agreement theretofore to be performed.

          (c) Officer's Certificate. The Class B Holder shall have received, at the Effective Time, a certificate dated the Effective Time and executed by the President or a Vice President of each of the Company and Newco certifying to the fulfillment of the conditions specified in Sections 8.2(a) and (b) hereof.

     SECTION 8.3. ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF NEWCO. The obligations of Newco to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any or all of which may be waived in whole or in part by Newco, to the extent permitted by applicable law:

          (a) Representations and Warranties. The representations and warranties of each of the Company and the Class B Holder set forth in this Agreement shall be true and correct when made and as of the Effective Time with the same force and effect as though the same had been made on and as of the Effective Time (except for changes permitted by this Agreement and except to the extent they relate to a particular date), except for such failures to be true and correct which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

          (b) Performance. Each of the Company and the Class B Holder shall have performed in all material respects all of its material obligations under this Agreement theretofore to be performed.

          (c) Officer's Certificate. Newco shall have received, at the Effective Time, a certificate dated the Effective Time and executed by the President or a Vice President of each of the Company and the Class B Holder certifying to the fulfillment of the conditions specified in Sections 8.3(a) and (b) hereof.

     SECTION 8.4. ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any and all of which may be waived in whole or in part by the Company (with the concurrence of the Special Committee) to the extent permitted by applicable law:

          (a) Representations and Warranties. The representations and warranties of each of the Class B Holder and Newco set forth in this Agreement shall be true and correct when made and as of the Effective Time with the same force and effect as though the same had been made on and as of the Effective Time (except for changes permitted by this Agreement and except to the extent they relate to a particular date), except for such failures to be true and correct which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

          (b) Performance. Each of the Class B Holder and Newco shall have performed in all material respects all of their respective material obligations under this Agreement theretofore to be performed.

          (c) Officer's Certificate. The Company shall have received, at the Effective Time, a certificate dated the Effective Time and executed by the President or a Vice President of each of the Class B Holder and Newco certifying to the fulfillment of the conditions specified in Sections 8.4(a) and (b) hereof.

          (d) Recommendation of the Special Committee or the Board of Directors. Neither of the Special Committee or the Board of Directors has, prior to the Effective Time, withdrawn, modified or changed any recommendation or declaration regarding this Agreement or the Merger, or recommended or declared advisable any other offer or proposal, that, in the opinion of the Special Committee or the Board of Directors, after consultation with their counsel, is required by the exercise of its fiduciary duties to the stockholders of the Company under applicable law.

          (e) Opinion of Financial Adviser. The opinion of PaineWebber referred to in Section 5.5 hereof shall not have been withdrawn or revoked.

                                   ARTICLE IX
                                  TERMINATION

     SECTION 9.1. TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval of stockholders of the Company, by the mutual written consent of all of the Company (with the concurrence of the Special Committee), Newco and the Class B Holder.

     SECTION 9.2.  TERMINATION BY NEWCO, THE CLASS B HOLDER OR THE
COMPANY. This Agreement may be terminated and the Merger may be abandoned by any of the Company, Newco or the Class B Holder before or after the approval by stockholders of the Company, if (a) any court of competent jurisdiction in the United States or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable, (b) the Merger shall not have been consummated by June 30, 1999, provided that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in the failure of the Merger to occur on or before such date, or (c) this Agreement and the Merger shall have been voted on by stockholders of the Company at the Special Meeting and the vote shall not have been sufficient to satisfy the condition set forth in Section 8.1(a).

     SECTION 9.3. TERMINATION BY THE COMPANY. This Agreement may be terminated by the Company and the Merger may be abandoned prior to the Effective Time, before or after the approval by stockholders of the Company, if: (a) pursuant to
Section 7.1(b) of this Agreement, the Special Committee or the Board of Directors withdraws, modifies or changes its recommendation or declaration regarding this Agreement or the Merger or recommends or declares advisable any other offer or proposal or (b) the opinion of PaineWebber referred to in Section
5.5 hereof shall have been withdrawn or revoked.

     SECTION 9.4. EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Article IX, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders, other than the provisions of this Section 9.4 and the provisions of Sections 7.4, 10.1 and 10.2. Nothing contained in this Section 9.4 shall relieve any party from liability for any breach of this Agreement.

                                   ARTICLE X
                           MISCELLANEOUS AND GENERAL

     SECTION 10.1. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made herein shall not survive beyond the earlier of termination of this Agreement or the Effective Time. This Section 10.2 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

     SECTION 10.2. MODIFICATION OR AMENDMENT. Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement upon concurrence by the Special Committee, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of this Agreement by the stockholders of the Company no amendment shall be made which by law requires further approval by such stockholders without such further approval.

     SECTION 10.3. WAIVER OF CONDITIONS. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law and this Agreement upon concurrence by the Special Committee.

     SECTION 10.4. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

     SECTION 10.5. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     SECTION 10.6. NOTICES. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile transmission (with a confirming copy sent by overnight courier), as follows:

        (a) If to the Company, to it at:

             20 Thorndal Circle
             Darien, Connecticut 06820

             Attention: Secretary
             and to the Special Committee at:

             Chairman of the Special Committee
             26 Winding Lane
             Darien, Connecticut 06820

             Attention: Charles H. Mullen

             and to counsel to the Special Committee at:

             Chadbourne & Parke LLP
             30 Rockefeller Plaza
             New York, NY 10112

             Attention: Edward P. Smith, Esquire

        (b) If to Newco, to it at:

             20 Thorndal Circle
             Darien, Connecticut 06820

             Attention: Secretary

        (c) If to Hay Island Holding Corporation, to it at:

             20 Thorndal Circle
             Darien, Connecticut 06820

             Attention: Secretary

          or to such other persons or addresses as may be designated in writing by the party to receive such notice.

     SECTION 10.7. ENTIRE AGREEMENT; ASSIGNMENT. This Agreement (a) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise.

     SECTION 10.8. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than the right of stockholders of the Company to receive the consideration payable in the Merger pursuant to Article IV hereof is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     SECTION 10.9.  CERTAIN DEFINITIONS.  As used herein:

          'Material Adverse Effect' with respect to the any of the Company, Newco or the Class B Holder, shall mean any adverse change (other than any change resulting from or arising out of the transactions contemplated by this Agreement or the announcement thereof) in the financial condition, business or properties of such entity, taken as a whole, which is material to such entity.

     SECTION 10.10. VALIDITY. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

     SECTION 10.11. CAPTIONS. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          SIGI ACQUISITION CORPORATION

                                          By: ___/s/ WILLIAM T. ZIEGLER_________
                                          Name: William T. Ziegler
                                          Title:

                                          SWISHER INTERNATIONAL GROUP INC.

                                          By: ___/s/ WILLIAM ZIEGLER, III_______
                                          Name: William Ziegler, III
                                          Title:

                                          HAY ISLAND HOLDING CORPORATION

                                          By: ___/s/ WILLIAM ZIEGLER, III_______
                                          Name: William Ziegler, III
                                          Title:

                                   APPENDIX B
                      OPINION OF PAINEWEBBER INCORPORATED

                    [Letterhead of PaineWebber Incorporated]

                                December 9, 1998

Special Committee of the
Board of Directors
Swisher International Group, Inc.
20 Thorndal Circle
Darien, CT 06820

Members:

     Swisher International Group, Inc. (the 'Subject Company') proposes to enter into an Agreement and Plan of Merger (the 'Agreement') with SIGI Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Subject Company (the 'Purchaser'), and Hay Island Holding Corporation, a corporation affiliated with William Ziegler, III (the 'Class B Holder' or 'HIHC'), pursuant to which the Subject Company will be merged with and into the Purchaser (the 'Merger'). Following the Merger, each share of Class A common stock, par value $0.01 (the 'Class A Shares'), of the Subject Company issued and outstanding immediately prior to the effectiveness of the Merger will be converted into the right to receive cash in an amount equal to $9.50 per share (the 'Cash Consideration') and the Class B Holder, the record owner of all of the outstanding shares of Class B common stock, par value $0.01 ('Class B Shares', and together with the Class A Shares, sometimes hereinafter referred to collectively as the 'Common Shares'), of the Subject Company would receive 2,810 shares of newly-issued common stock, par value $0.01, of the Purchaser (the 'Common Stock'), which would represent all of the outstanding common stock and voting power of the surviving corporation in the Merger, in exchange for cancellation of all such Class B Shares surrendered by the Class B Holder in the Merger. The Merger is expected to be considered by the holders of Common Shares at a meeting of the Subject Company's shareholders to be held as soon as practicable after the date hereof.

     You have asked us whether or not, in our opinion, the proposed Cash Consideration to be paid by the Purchaser in the Merger is fair to the holders of Class A Shares of the Subject Company (other than HIHC, and its affiliates) from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed, among other public information, the Subject Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended December 31, 1997 and the Subject Company's Form 10-Q and the related unaudited financial information for the nine months ended September 30, 1998;

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Subject Company furnished to us by the Subject Company;

     (3) Conducted discussions with members of senior management of the Subject Company concerning its businesses and prospects;

     (4) Reviewed the historical market prices and trading activity for the Class A Shares and compared them with that of certain publicly traded companies which we deemed to be relevant;

     (5) Compared the results of operations of the Subject Company with that of certain companies which we deemed to be relevant;

     (6) Compared the proposed financial terms of the Merger with the financial terms of certain other business combinations which we deemed to be relevant;

     (7) Reviewed a draft of the Agreement dated December 4, 1998;

     (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market, regulatory and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to us by or on behalf of the Subject Company, and we have not assumed any responsibility to independently verify such information. With respect to the financial forecasts examined by us, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Subject Company as to the future performance of the Subject Company. We have also relied upon assurances of the management of the Subject Company that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Subject Company nor have we been furnished with any such evaluations or appraisals. We have also assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Subject Company that are required to be set forth in accordance with Generally Accepted Accounting Principles (GAAP) are set forth in the consolidated financial statements of the Subject Company. Our opinion is directed to the Special Committee (the 'Special Committee') of the Board of Directors of the Subject Company and does not constitute a recommendation to any shareholder of the Subject Company as to how any such shareholder should vote on the Merger. You have not requested, and this opinion does not address the relative merits of the Merger and any other transactions or business strategies discussed by the Board of Directors of the Subject Company or the Special Committee as alternatives to the Merger or the decision of the Board of Directors of the Subject Company to proceed with the Merger. Our opinion is based on general economic, market, regulatory and monetary conditions existing on the date hereof.

     PaineWebber Incorporated is currently acting as the exclusive financial advisor to the Special Committee in connection with the Special Committee's evaluation of the Merger and will be receiving a fee in connection with the rendering of this opinion.

     In the ordinary course of business, PaineWebber Incorporated may trade in the securities of the Subject Company for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed Cash Consideration to be paid by the Purchaser in the Merger is fair to the holders of the Class A Shares of the Subject Company (other than HIHC and its affiliates) from a financial point of view.

     This opinion has been prepared for the information of the Special Committee in connection with the Merger and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of PaineWebber Incorporated; provided, however, that this letter may be reproduced in full in the Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Merger.

                                          Very truly yours,
                                          PAINEWEBBER INCORPORATED
                                          /s/ PaineWebber Incorporated

                                   APPENDIX C
                                APPRAISAL RIGHTS

     262 APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the Merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the Merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word 'stockholder' means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words 'stock' and 'share' mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words 'depository receipt' mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a Merger or consolidation to be effected pursuant to Section 251 (other than a Merger effected pursuant to subsection Section 251(g) of this title), Section 252, Section 254, Section 257,
Section 258, Section 263, or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of Merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a Merger if the Merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of Merger or consolidation pursuant to Section Section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

               a. Shares of stock of the corporation surviving or resulting from such Merger or consolidation, or depository receipts in respect thereof;

               b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the Merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

               c. cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs (a) and (b) of this paragraph; or

               d. any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs (a), (b) and (c) of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a Merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the Merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any Merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed Merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the Merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the Merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such Merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the Merger or consolidation of the date that the Merger or consolidation has become effective; or

          (2) If the Merger or consolidation was approved and adopted pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the Merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the Merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the Merger or consolidation, shall, also notify such stockholders of the effective date of the Merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the Merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the Merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the Merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only to be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the Merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the Merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the Merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger or consolidation. Within 120 days after the effective date of the Merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the Merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the Merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertified stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the Merger or consolidation, no stockholder who has demanded such stockholder's appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the Merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the Merger or consolidation, either within 60 days after the effective date of the Merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the Merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                   APPENDIX D
                       RATIO OF EARNINGS TO FIXED CHARGES
                                  (UNAUDITED)
                      (DOLLARS IN THOUSANDS EXCEPT RATIOS)

                                                                                                  DECEMBER 31,
                                                                                               ------------------
                                                                                                1998       1997
                                                                                               -------    -------
Net earnings................................................................................   $31,534    $39,295
Add (deduct):
Income taxes................................................................................    20,117     25,390
Amortization of capitalized interest costs..................................................        93         57
Fixed charges...............................................................................     8,579      9,537
                                                                                               -------    -------
Adjusted net earnings.......................................................................   $60,323    $74,279
                                                                                               -------    -------
                                                                                               -------    -------
Fixed charges:
Interest expense............................................................................   $ 7,156    $ 8,203
Capitalized interest costs..................................................................       457        402
Rental expense representative of an interest factor.........................................       966        932
                                                                                               -------    -------
Total fixed charges.........................................................................   $ 8,579    $ 9,537
                                                                                               -------    -------
                                                                                               -------    -------
Ratio of Earnings to Fixed Charges..........................................................       7.0        7.8
                                                                                               -------    -------
                                                                                               -------    -------

                                      PROXY

                        SWISHER INTERNATIONAL GROUP INC.

                              CLASS A COMMON STOCK
                         SPECIAL MEETING OF STOCKHOLDERS
                THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned, revoking all previous proxies, hereby constitutes and appoints William Ziegler, III, William T. Ziegler and Karl H. Ziegler, and each of them, proxies with full power of substitution to vote for the undersigned all shares of Class A Common Stock of Swisher International Group Inc. which the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders to be held on June 14, 1999, at the Maritime Aquarium at Norwalk, 3rd Floor, 10 North Water Street, Norwalk, Connecticut, at 10:00 a.m. (local time), and at any adjournment thereof. Said proxies are directed to vote or refrain from voting as marked on the reverse side upon the matters listed thereon, and otherwise in their discretion.

           DO NOT SUBMIT ANY STOCK CERTIFICATES WITH THIS PROXY CARD.

                    CONTINUED AND TO BE SIGNED ON SECOND PAGE

                                SEE REVERSE SIDE

                        SWISHER INTERNATIONAL GROUP INC.

                         Special Meeting of Stockholders
                      June 14, 1999 10:00 a.m. (local time)
                          Maritime Aquarium at Norwalk
                                    3rd Floor
                              10 North Water Street
                              Norwalk, Connecticut

/X/ Please mark votes as in this example

1. Approval and adoption of an Agreement and Plan of Merger, dated as of December 9, 1998, among Swisher International Group Inc., SIGI Acquisition Corporation and Hay Island Holding Corporation, and the transactions contemplated thereby.

             For                      Against                    Abstain
           /    /                     /    /                     /    /


2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.


                                            MARK HERE                           MARK HERE
                                            FOR ADDRESS                         IF YOU PLAN
                                            CHANGE AND            /    /        TO ATTEND         /    /
                                            NOTE AT LEFT                        THE MEETING

                                            THIS PROXY WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED
                                            HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED
                                            FOR THE APPROVAL AND ADOPTION OF THE AGREEMENT AND PLAN OF
                                            MERGER IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE
                                            COMPANY'S BOARD OF DIRECTORS.

                                            Please mark, date and sign exactly as your name appears
                                            hereon and return in the enclosed envelope. If acting as
                                            executor, administrator, trustee, guardian, etc., you should so indicate when signing. If the signer is a corporation,
                                            please sign the full corporate name, by duly authorized
                                            officer. If shares are held jointly, each stockholder named should sign.



Signature:________________________ Date:____________ Signature:________________________ Date:____________

                                      PROXY

                        SWISHER INTERNATIONAL GROUP INC.

                              CLASS B COMMON STOCK
                         SPECIAL MEETING OF STOCKHOLDERS
                THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned, revoking all previous proxies, hereby constitutes and appoints William Ziegler, III, William T. Ziegler and Karl H. Ziegler, and each of them, proxies with full power of substitution to vote for the undersigned all shares of Class B Common Stock of Swisher International Group Inc. which the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders to be held on June 14, 1999, at the Maritime Aquarium at Norwalk, 3rd Floor, 10 North Water Street, Norwalk, Connecticut, at 10:00 a.m. (local time), and at any adjournment thereof. Said proxies are directed to vote or refrain from voting as marked on the second page hereof upon the matters listed on such second page, and otherwise in their discretion.

           DO NOT SUBMIT ANY STOCK CERTIFICATES WITH THIS PROXY CARD.

                    CONTINUED AND TO BE SIGNED ON SECOND PAGE

                                 SEE SECOND PAGE

                        SWISHER INTERNATIONAL GROUP INC.

                         Special Meeting of Stockholders
                      June 14, 1999 10:00 a.m. (local time)
                          Maritime Aquarium at Norwalk
                                    3rd Floor
                              10 North Water Street
                              Norwalk, Connecticut

/X/ Please mark votes as in this example

1. Approval and adoption of an Agreement and Plan of Merger, dated as of December 9, 1998, among Swisher International Group Inc., SIGI Acquisition Corporation and Hay Island Holding Corporation, and the transactions contemplated thereby.

             For                      Against                    Abstain
           /    /                     /    /                     /    /


2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

                                            MARK HERE                           MARK HERE
                                            FOR ADDRESS                         IF YOU PLAN
                                            CHANGE AND            /    /        TO ATTEND         /    /
                                            NOTE AT LEFT                        THE MEETING

                                            THIS PROXY WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED
                                            HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED
                                            FOR THE APPROVAL AND ADOPTION OF THE AGREEMENT AND PLAN OF
                                            MERGER IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE
                                            COMPANY'S BOARD OF DIRECTORS.

                                            Please mark, date and sign exactly as your name appears
                                            hereon and return in the enclosed envelope. If acting as
                                            executor, administrator, trustee, guardian, etc., you should so indicate when signing. If the signer is a corporation,
                                            please sign the full corporate name, by duly authorized
                                            officer. If shares are held jointly, each stockholder named should sign.



Signature:________________________ Date:____________ Signature:________________________ Date:____________